UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

China Biologic Products Holdings, Inc.

(Name of the Issuer)

Beachhead Holdings Limited

Double Double Holdings Limited

Point Forward Holdings Limited

Centurium Capital Partners 2018, L.P.

Centurium Capital 2018 Co-invest, L.P.

CCM CB I, L.P.

PW Medtech Group Limited

2019B Cayman Limited

CITIC Capital China Partners IV, L.P.

CC China (2019B) L.P.

Parfield International Ltd.

Amplewood Resources Ltd.

Marc Chan

HH SUM-XXII Holdings Limited

HH China Bio Holdings LLC

Biomedical Treasure Limited

Biomedical Future Limited

Biomedical Development Limited

TB MGMT Holding Company Limited

TB Executives Unity Holding Limited

TB Innovation Holding Limited

Joseph Chow

(Names of Persons Filing Statement)

Ordinary Shares, Par Value US$0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

Andrew Chan Chief Financial Officer Centurium Capital Management Ltd. Suite 1008, Two Pacific Place 88 Queensway, Admiralty Hong Kong +852 3643 0755	George Chen PW Medtech Group Limited Level 54, Hopewell Centre 183 Queen’s Road East Hong Kong +86 (10) 8478 3617	Eric Chan CITIC Capital Holdings Limited 28/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong +852 3710 6889

Parfield International Ltd. Unit No. 21E, 21st Floor, United Centre 95 Queensway, Admiralty Hong Kong +852 2122 8902	Richard A. Hornung Hillhouse Capital Advisors, Ltd. 20 Genesis Close George Town, Grand Cayman KY1-1103 Cayman Islands + 345 749 8643	Joseph Chow 18th Floor, Jialong International Building, 19 Chaoyang Park Road Chaoyang District, Beijing 100125 People’s Republic of China +86 (10) 6598-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Sarkis Jebejian, Esq.

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

+1 212 446 4800

Gary Li, Esq.

Xiaoxi Lin, Esq.

Kirkland & Ellis

26th Floor, Gloucester Tower, The
Landmark

15 Queen’s Road Central, Hong Kong

+852 3761 3300

	Weiheng Chen, Esq. Jie Zhu, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, 15/F, Jardine House 1 Connaught Place, Central Hong Kong +852 3972 4955	Frank Sun, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong +852 2912 2512
Christopher H. Cunningham, Esq. K&L Gates LLP 925 Fourth Avenue, Suite 2900 Seattle, WA 98104-1158 Phone: +1 (206) 370 7639	Tim Gardner, Esq. William Welty, Esq. Weil, Gotshal & Manges 29/F, Alexandra House 18 Chater Road, Central Hong Kong +852 3476 9000	Yang Cha, Esq. 18th Floor, Jialong International Building, 19 Chaoyang Park Road Chaoyang District, Beijing 100125 People’s Republic of China +86 (10) 6598 3035

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer

d.	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
US$1,058,809,080.00	US$120,877.14

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated based on (i) the purchase by Beachhead Holdings Limited (“Beachhead”) from PW Medtech Group Limited (“PWM”) of 1,000,000 ordinary shares, par value US$0.0001 per share (each, an “Ordinary Share”) of China Biologic Products Holdings, Inc. at US$120.00 per Ordinary Share, (ii) the purchase by Beachhead from Parfield International Ltd. (“Parfield”) and/or Amplewood Resources Ltd. (“Amplewood”) of up to 700,000 Ordinary Shares at US$120.00 per Ordinary Shares, (iii) the purchase by 2019B Cayman Limited (“2019B Cayman”) from Double Double Holdings Limited (“Double Double”) of 266,533 Ordinary Shares at US$120.00 per Ordinary Share, (iv) the purchase by HH SUM-XXII Holdings Limited from Double Double of 210,876 Ordinary Shares at US$120.00 per Ordinary Share, (v) the purchase by V-Sciences Investments Pte Ltd from Double Double of 250,000 Ordinary Shares at US$120.00 per Ordinary Share, (vi) the purchase by Biomedical Treasure Limited from PWM of 3,750,000 Ordinary Shares at US$120.00 per Ordinary Share, (vii) the purchase by Biomedical Future Limited from PWM of 660,833 Ordinary Shares at US$120.00 per Ordinary Share, (viii) the purchase by 2019B Cayman from PWM of 910,167 Ordinary Shares at US$120.00 per Ordinary Share, (ix) the purchase by Biomedical Development Limited from Double Double of 775,000 Ordinary Shares at US$120.00 per Ordinary Share, and (x) the purchase by 2019B Cayman from Parfield of 300,000 Ordinary Shares at US$120.00 per Ordinary Share.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020 and 2021, was calculated by multiplying the Transaction Valuation by 0.0001298 and 0.0001091, respectively.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$120,877.14	Filing Party: Centurium Capital Partners 2018, L.P.
Form or Registration No.: Schedule 13E-3	Date Filed: February 14, 2020 and November 10, 2020

TABLE OF CONTENTS

INTRODUCTION

This Amendment No. 5 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits and annexes hereto (this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Beachhead Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Beachhead”); (b) Double Double Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Double Double”); (c) Point Forward Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Point Forward”); (d) Centurium Capital Partners 2018, L.P., a limited partnership incorporated under the laws of the Cayman Islands (the “CCP 2018”); (e) Centurium Capital 2018 Co-invest, L.P., a limited partnership incorporated under the laws of the Cayman Islands (the “CCCI 2018”); (f) CCM CB I, L.P., a limited partnership incorporated under the laws of the Cayman Islands (the “CCM CB I” and, together with Beachhead, Double Double, Point Forward, CCP 2018 and CCCI 2018, the “Centurium Filing Persons”); (g) PW Medtech Group Limited (“PWM”), an exempted company incorporated with limited liability under the laws of the Cayman Islands; (h) 2019B Cayman Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“2019B Cayman”); (i) CITIC Capital China Partners IV, L.P., a limited partnership incorporated under the laws of the Cayman Islands (“CCCP IV”); (j) CC China (2019B) L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“CCC Co-Investment” and, together with 2019B Cayman and CCCP IV, the “CITIC Filing Persons”); (k) Parfield International Ltd., a British Virgin Islands company (“Parfield”); (l) Amplewood Resources Ltd., a British Virgin Islands company (“Amplewood”); (m) Marc Chan, a Canadian citizen (“Chan” and, together with Parfield and Amplewood, the “Parfield Filing Persons”); (n) HH China Bio Holdings LLC, a Cayman Islands limited liability company (“HH China Bio Holdings”); (o) HH SUM-XXII Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“HH Sum” and, together with HH China Bio Holdings, the “Hillhouse Filing Persons”); (p) Biomedical Treasure Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Biomedical Treasure”); (q) Biomedical Future Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Biomedical Future”); (r) Biomedical Development Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Biomedical Development”); (s) TB MGMT Holding Company Limited (“TB MGMT”), an exempted company with limited liability incorporated under the laws of the Cayman Islands; (t) TB Executives Unity Holding Limited (“TB Executives”), an exempted company with limited liability incorporated under the laws of the Cayman Islands; (u) TB Innovation Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“TB Innovation”) and (v) Mr. Joseph Chow, a citizen of the United States of America (“Mr. Chow” and, together with Biomedical Treasure, Biomedical Future, Biomedical Development, TB MGMT, TB Executives and TB Innovation, collectively, the “Management Filing Persons”).

On September 18, 2019, Beachhead, PWM, Parfield, CCCP IV, HH Sum and V-Sciences Investments Pte Ltd (“V-Sciences”, together with Beachhead, PWM, Parfield, CCCP IV and HH Sum, the “Initial Consortium Members” and, the Initial Consortium Members together with any additional parties who may, after the date thereof, join the Consortium Agreement (as defined below) in accordance with the terms thereof, collectively, the “Buyer Consortium”) submitted a preliminary, non-binding proposal (the “Proposal”) to the board of directors (the “Board”) of China Biologic Products Holdings, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), pursuant to which they proposed to acquire all of the ordinary shares of the Company, par value US$0.0001 per share (each, an “Ordinary Share”), for US$120.00 in cash per Ordinary Share, other than those beneficially owned by any member of the Buyer Consortium or its affiliates (such proposed acquisition, the “Proposed Transaction”). In the Proposal, the Buyer Consortium indicated that they would negotiate and finalize definitive agreements with respect to the Proposed Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type, and that the Proposed Transaction was intended to be financed with equity financing or a combination of equity and debt financing. The equity financing would be provided by the members of the Buyer Consortium in the form of cash and through the rollover of a certain amount of equity interests in the Company held by the members of the Buyer Consortium and their respective affiliates (such equity interests referred to in the foregoing clause, collectively, the “Rollover Securities”). Debt financing, if used, would be primarily provided by one or more third party financial institutions.

On September 18, 2019, the Initial Consortium Members entered into a consortium agreement (as amended by the Consortium Agreement Amendment and the Exclusivity Extension Letter (each as defined below) and as may be further amended, restated, supplemented or otherwise modified from time to time, the “Consortium Agreement”), pursuant to which each Initial Consortium Member agreed, among other things, to (i) cooperate with the other members of the Buyer Consortium in good faith to undertake due diligence with respect to the Company and its business, engage in discussions with the Company regarding the Proposal and negotiate in good faith the terms of the definitive documentation in connection with the Proposed Transaction as contemplated by the Proposal, (ii) for a period of 12 months after the date of the Consortium Agreement, work exclusively with each other member of the Buyer Consortium with respect to the Proposed Transaction and vote all equity securities of the Company held or otherwise beneficially owned by it or its affiliates in favor of the authorization and approval of the Proposed Transaction and any definitive documentation in connection therewith, and against any alternative transaction, (iii) for a period of 12 months after the date of the Consortium Agreement, not transfer any equity securities of the Company held by it or its affiliates, and not acquire any additional equity securities of the Company, except for (A) transfers to an affiliate of such Initial Consortium Member or another member of the Buyer Consortium, (B) certain other transactions approved by a majority of the Initial Consortium Members and (C) transfers and acquisitions pursuant to the share incentive plans of the Company or in connection with the settlement of certain existing derivative transactions involving any securities of the Company, and (iv) contribute its Rollover Securities to Parent (as defined below) in exchange for a certain number of newly issued shares of Parent, in each case subject to the terms and conditions of the Consortium Agreement. PWM’s obligations under the Consortium Agreement to vote in favor of the Proposed Transaction and contribute its Rollover Securities are subject to the approval by the shareholders of PWM at an extraordinary general meeting of PWM.

On September 18, 2019, Beachhead entered into (i) a share purchase agreement (as amended by the PWM SPA Amendment No. 1, the PWM SPA Amendment No. 2 and the PWM SPA Amendments No. 3 (each as defined below) and as may be further amended from time to time, the “PWM SPA”) with PWM, pursuant to and subject to the terms and conditions of which, PWM agreed to sell to Beachhead, and Beachhead agreed to purchase from PWM, 1,000,000 Ordinary Shares (the “PWM Sale Shares”) at the per Ordinary Share purchase price of US$101.00 (the “PWM Purchase Price”), subject to potential further adjustments in accordance with the PWM SPA, and (ii) a share purchase agreement (as amended by the Parfield SPA Amendment No. 1, the Parfield CP Waiver Letter and the Parfield SPA Amendment No. 2 (each as defined below) and as may be further amended from time to time, the “Parfield SPA”) with Parfield and Amplewood, pursuant to and subject to the terms and conditions of which, Parfield and/or Amplewood agreed to sell to Beachhead, and Beachhead agreed to purchase from Parfield and/or Amplewood, up to 700,000 Ordinary Shares (the “Parfield Sale Shares”) at the per Ordinary Share purchase price of US$101.00 (the “Parfield Purchase Price”), subject to potential further adjustments in accordance with the Parfield SPA.

On January 23, 2020, Double Double entered into a share purchase agreement with each of 2019B Cayman, a subsidiary of CCCP IV, HH Sum and V-Sciences (collectively, the “Centurium SPAs” and each, a “Centurium SPA”). Pursuant to, and subject to the terms and conditions of, the Centurium SPAs, Double Double agreed to sell to 2019B Cayman, HH Sum and V-Sciences 266,533 Ordinary Shares, 210,876 Ordinary Shares and 250,000 Ordinary Shares (collectively, the “Centurium Sale Shares”), respectively, at the per Ordinary Share purchase price of US$120.00 (the “Centurium Sale Price”), which is the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction.

On January 23, 2020, Double Double, Point Forward and the other then-existing Initial Consortium Members entered into an Amendment No. 1 to the Consortium Agreement (the “Consortium Agreement Amendment”), to reflect, among other things, certain changes in the number of Rollover Securities held by the members of the Buyer Consortium and their respective affiliates that had occurred and that would occur if the transactions contemplated by the Centurium SPAs are consummated. By execution and delivery of the Consortium Agreement Amendment, each of Double Double and Point Forward joined the Buyer Consortium and, since January 23, 2020, all references to the “Buyer Consortium” in the Consortium Agreement include, in addition to the Initial Consortium Members, Double Double and Point Forward.

On March 17, 2020, Beachhead and PWM entered into an amendment No. 1 to the PWM SPA (the “PWM SPA Amendment No. 1”). Pursuant to, and subject to the terms and conditions of, the PWM SPA Amendment No. 1, PWM and Beachhead agreed that the PWM SPA may be terminated by either PWM or Beachhead if the closing of the transactions contemplated by the PWM SPA has not occurred by June 30, 2020, which date may be further extended by PWM and Beachhead in writing.

On March 17, 2020, Parfield, Amplewood and Beachhead entered into an amendment No. 1 to the Parfield SPA (the “Parfield SPA Amendment No. 1”). Pursuant to, and subject to the terms and conditions of, the Parfield SPA Amendment No. 1, Parfield, Amplewood and Beachhead agreed, among other things, that the Parfield SPA may be terminated by either Parfield and Amplewood, on one hand, or Beachhead, on the other hand, if the closing of the transactions contemplated by the Parfield SPA has not occurred by June 30, 2020, which date may be further extended by Parfield, Amplewood and Beachhead in writing.

On April 8, 2020, Beachhead and Point Forward entered into an assignment agreement (the “Parfield Assignment Agreement”), pursuant to which Beachhead assigned its rights and obligations with respect to the sale and purchase of the Parfield Sale Shares under the Parfield SPA to Point Forward.

On April 8, 2020, Parfield, Amplewood, Beachhead and Point Forward entered into a waiver letter (the “Parfield CP Waiver Letter”), pursuant to which Parfield, Amplewood, Beachhead and Point Forward agreed to waive the closing condition under the Parfield SPA with respect to the execution of a definitive agreement for the Proposed Transaction.

On April 9, 2020, Point Forward completed the purchase of all 700,000 Parfield Sale Shares from Parfield and Amplewood pursuant to the Parfield SPA and the Parfield Assignment Agreement.

On April 29, 2020, Double Double completed the sale of 266,533 Ordinary Shares and 250,000 Ordinary Shares to 2019B Cayman and V-Sciences, respectively, pursuant to the terms and conditions of the applicable Centurium SPA.

On May 5, 2020, PWM and Beachhead entered into an amendment No. 2 to the PWM SPA (the “PWM SPA Amendment No. 2”), pursuant to which PWM and Beachhead agreed to, among others, waive the closing condition under the PWM SPA with respect to the execution of a definitive agreement for the Proposed Transaction.

On May 5, 2020, Beachhead and PWM entered into (i) an assignment agreement with Double Double (the “PWM-DD Assignment Agreement”), pursuant to which Beachhead assigned its rights and obligations with respect to the purchase of 615,000 Ordinary Shares under the PWM SPA to Double Double, and (ii) an assignment agreement with Point Forward (the “PWM-PF Assignment Agreement”), pursuant to which Beachhead assigned its rights and obligations with respect to the purchase of 385,000 Ordinary Shares under the PWM SPA to Point Forward.

On May 6, 2020, Double Double completed the sale of 210,876 Ordinary Shares to HH Sum, pursuant to the terms and conditions of the applicable Centurium SPA.

On May 8, 2020, PWM completed the sale of 615,000 Ordinary Shares to Double Double and 385,000 Ordinary Shares to Point Forward, respectively, pursuant to the terms and conditions of the PWM SPA and, as applicable, the PWM-DD Assignment Agreement or the PWM-PF Assignment Agreement.

On September 16, 2020, Mr. Chow executed a deed of adherence (the “Mr. Chow Adherence Deed”) in accordance with the Consortium Agreement, pursuant to which Mr. Chow became a party to the Consortium Agreement and agreed to, among other things, perform and comply with each of the obligations of an Initial Consortium Member as if he had been an Initial Consortium Member under the Consortium Agreement at the date of execution thereof.

On September 16, 2020, the Initial Consortium Members (which, for the avoidance of doubt, included Mr. Chow) entered into an exclusivity extension letter (the “Exclusivity Extension Letter”), pursuant to which such Initial Consortium Members agreed to, among other things, extend the Exclusivity Period as defined in Section 4.1 of the Consortium Agreement to December 17, 2020.

On October 26, 2020, Biomedical Treasure, Biomedical Future and Biomedical Development executed a deed of adherence (the “Management Adherence Deed”) in accordance with the Consortium Agreement, pursuant to which each of Biomedical Treasure, Biomedical Future and Biomedical Development became a party to the Consortium Agreement and agreed to, among other things, perform and comply with each of the obligations of an Initial Consortium Member as if each of them had been an Initial Consortium Member under the Consortium Agreement at the date of execution thereof.

On October 26, 2020, PWM entered into a share purchase agreement with each of Biomedical Treasure, 2019B Cayman and Biomedical Future (collectively, the “Additional PWM SPAs” and each, an “Additional PWM SPA”). Pursuant to, and subject to the terms and conditions of, the Additional PWM SPAs, PWM agreed to sell to Biomedical Treasure, 2019B Cayman and Biomedical Future, 3,750,000 Ordinary Shares, 910,167 Ordinary Shares and at least 660,833 Ordinary Shares (collectively, the “Additional PWM Sale Shares”), respectively, at the per Ordinary Share purchase price of US$120.00 (the “Additional PWM Sale Price”), which is the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction. In the event that 2019B Cayman’s Additional PWM SPA is terminated or the transactions contemplated thereby fail to consummate in accordance with the terms and conditions thereof, PWM agreed to sell to Biomedical Future, and Biomedical Future agreed to purchase from PWM, on the same terms and conditions of Biomedical Future’s Additional PWM SPA, all Ordinary Shares that are not purchased by 2019B Cayman under 2019B Cayman’s Additional PWM SPA.

Concurrently with the execution and delivery of the Additional PWM SPAs, PWM entered into a letter agreement with each of Biomedical Treasure, 2019B Cayman, Biomedical Future and certain other parties (collectively, the “PWM Letter Agreements” and each a “PWM Letter Agreement”), pursuant to which the relevant parties thereto agreed, among other things, that: (i) during a period from the date of the relevant PWM Letter Agreement and until the occurrence of any of the following events (whichever is the earliest), PWM shall not roll over the Additional PWM Sale Shares in the Proposed Transaction: (w) the closing of the transactions contemplated by the corresponding Additional PWM SPA; (x) the valid termination of the corresponding Additional PWM SPA; (y) the closing of the Proposed Transaction and (z) the execution of the Merger Agreement (or any amendment to or restatement of the Merger Agreement) which provides that the cash consideration payable for each Ordinary Share in the Proposed Transaction (the “Per Share Merger Consideration”) is less than US$120.00; (ii) in the event that the closing of the Proposed Transaction takes place before the closing of the transactions contemplated by the corresponding Additional PWM SPA, PWM shall be cashed out in the Proposed Transaction for so long as the Per Share Merger Consideration is not less than US$120.00; and (iii) PWM shall bear the agreed portion of out-of-pocket costs and expenses that have been incurred and accrued by the Buyer Consortium in connection with the Proposed Transaction prior to the closing of the transactions contemplated by the corresponding Additional PWM SPA, each subject to the terms and conditions of the relevant PWM Letter Agreement.

On October 26, 2020, Double Double entered into a share purchase agreement with Biomedical Development (the “Additional Centurium SPA”). Pursuant to, and subject to the terms and conditions of, the Additional Centurium SPA, Double Double agreed to sell to Biomedical Development 775,000 Ordinary Shares (the “Double Double Sale Shares”), at the per Ordinary Share purchase price of US$120.00 (the “Additional Centurium Sale Price”), which is the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction.

On October 26, 2020, Parfield entered into a share purchase agreement with 2019B Cayman (the “Additional Parfield SPA”). Pursuant to, and subject to the terms and conditions of, the Additional Parfield SPA, Parfield agreed to sell to 2019B Cayman 300,000 Ordinary Shares (the “Additional Parfield Sale Shares”), at the per Ordinary Share purchase price of US$120.00 (the “Additional Parfield Sale Price”), which is the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction.

Concurrently with the execution and delivery of the Additional Parfield SPA, Parfield entered into a letter agreement with 2019B Cayman (the “Parfield Letter Agreement”), pursuant to which the parties thereto agreed, among other things, that: (i) during the period from the date of the Parfield Letter Agreement until the occurrence of any of the following events (whichever is the earliest), Parfield shall not roll over the Additional Parfield Sale Shares in the Proposed Transaction: (w) the closing of the transactions contemplated by the Additional Parfield SPA; (x) the valid termination of the Additional Parfield SPA; (y) the closing of the Proposed Transaction and (z) the execution of the Merger Agreement (including any amendment, supplement or restatement thereof) which provides that the Per Share Merger Consideration is less than US$120.00; (ii) in the event that the closing of the Proposed Transaction takes place before the closing of the transactions contemplated by the Additional Parfield SPA, Parfield shall be cashed out with respect to the Additional Parfield Sale Shares in the Proposed Transaction unless the Additional Parfield SPA shall have been validly terminated or the executed Merger Agreement (including any amendment, supplement or restatement thereof) provides that the Per Share Merger Consideration is less than US$120.00; (iii) in the event of (x) the valid termination of the Additional Parfield SPA or (y) the executed Merger Agreement (including any amendment, supplement or restatement thereof) provides that the Per Share Merger Consideration is less than US$120 and Parfield proposes, within three months thereafter, to transfer any Ordinary Shares held by it to Biomedical Treasure, Biomedical Future or a party who to the knowledge of Parfield is an affiliate of Biomedical Treasure or Biomedical Future, Parfield shall provide 2019B Cayman a right of first refusal to purchase such Ordinary Shares (but not exceeding 300,000 Ordinary Shares) on the same terms and conditions; (iv) Parfield shall bear the agreed portion of all out-of-pocket costs and expenses under the Consortium Agreement that have been incurred and accrued by the Buyer Consortium in connection with the Proposed Transaction prior to the closing of the transactions contemplated by the Additional Parfield SPA, subject to the terms and conditions of the Parfield Letter Agreement; and (v) subject to the terms and conditions of the Parfield Letter Agreement, Parfield shall ensure that the limited guarantee to be provided by Parfield and/or its affiliates (the “Parfield Guarantor”) along with certain other members of the Buyer Consortium in favor of the Company pursuant to the Merger Agreement shall guarantee such percentage of the termination fee and certain other amounts payable to the Company under the Merger Agreement as if Parfield’s Equity Contribution (as defined in the Consortium Agreement) in the Proposed Transaction included the Additional Parfield Sale Shares unless closing of the transactions contemplated by the Additional Parfield SPA shall have occurred already; provided that if the closing of the transactions contemplated by the Additional Parfield SPA shall have occurred, 2019B Cayman will pay Parfield the relevant portion of any amount paid or payable by the Parfield Guarantor under such limited guarantee representing the Additional Parfield Sale Shares.

On October 26, 2020, each of Double Double and Point Forward entered in to an amendment No. 3 to the PWM SPA (collectively, the “PWM SPA Amendments No. 3” and each an “PWM SPA Amendment No. 3”) with PWM, respectively, pursuant to which, each of Double Double and Point Forward paid to PWM on October 27, 2020 an additional amount equal to the product of (a) US$19.00, multiplied by (b) the number of the PWM Sale Shares purchased by it under the PWM SPA, and the post-closing price adjustment provisions of the PWM SPA were deleted in their entirety with Double Double and Point Forward and their affiliates having no obligations or liabilities under such provisions.

On October 26, 2020, Point Forward entered in to an amendment No. 2 to the Parfield SPA (the “Parfield SPA Amendment No. 2”) with Parfield and Amplewood, pursuant to which Point Forward paid to Parfield and Amplewood on October 27, 2020 an additional amount equal to the product of (a) US$19.00, multiplied by (b) the number of Parfield Sale Shares purchased by it pursuant to the terms and conditions of the Parfield SPA and the Parfield Assignment Agreement, and the post-closing price adjustment provisions of the Parfield SPA were deleted in their entirety with Point Forward and its affiliates having no obligations or liabilities under such provisions.

On November 13, 2020, Merger Sub (as defined below) entered into a debt commitment letter dated November 13, 2020 (the “Debt Commitment Letter”) with Ping An Bank Co., Ltd., Shanghai Branch (平安银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行).

On November 19, 2020, the Company entered into an agreement and plan of merger, dated as of November 19, 2020 (the “Merger Agreement”), with CBPO Holdings Limited, an investment holding company formed by the Buyer Consortium in the Cayman Islands (“Parent”), and CBPO Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger (“Effective Time”) will be cancelled and converted into the right to receive US$120.00 per Ordinary Share in cash without interest and net of any applicable withholding taxes, except for (a) Ordinary Shares owned by the Company or any of its subsidiaries, which will be cancelled without payment of any consideration therefor, (b) Ordinary Shares owned by Parent or any of its subsidiaries, including, for the avoidance of doubt, the Ordinary Shares contributed by the Rollover Securityholders (as defined below) to Parent pursuant to the terms and conditions of the Support Agreement (as defined below), which at Parent’s discretion, with notice by Parent to the Company no later than the Effective Time, will be (i) cancelled without payment of any consideration therefor or (ii) converted into the same number of shares of the surviving company, and (c) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

Concurrently with the execution of the Merger Agreement, Beachhead, Double Double, Point Forward, Parfield, 2019B Cayman, HH Sum, HH China Bio Holdings, V-Sciences, Mr. Chow, Biomedical Treasure, Biomedical Future, Biomedical Development, Guangli Pang, Ming Yang, Gang Yang, Ming Yin and Bingbing Sun (each, a “Rollover Securityholder”), TB MGMT, TB Executives and TB Innovation entered into a voting and support agreement dated as of November 19, 2020 (the “Support Agreement”) with Parent, pursuant to which each Rollover Securityholder agreed with Parent, among other things, (a) subject to the terms and conditions of the Support Agreement, to vote its equity securities of the Company, together with any Ordinary Shares (whether or not subject to a restricted share award of the Company) acquired (whether beneficially or of record) by such Rollover Securityholder after November 19, 2020 and prior to the earlier of the Effective Time and the termination of such Rollover Securityholder’s obligations under the Support Agreement, in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated hereby, and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement; and (b) subject to the terms and conditions of the Support Agreement, to contribute to Parent immediately prior to or at the Effective Time the rollover securities of the Company beneficially owned by such Rollover Securityholder.

Concurrently with the execution of the Merger Agreement, 2019B Cayman, TB MGMT, TB Executives, TB Innovation and each existing member of the Buyer Consortium entered into an amended and restated consortium agreement (the “A&R Consortium Agreement”) with Parent and Merger Sub, pursuant to which, among other things, (a) the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the members of the Buyer Consortium with respect to the Proposed Transactions, (b) each of TB MGMT, TB Executives and TB Innovation agreed to join the Buyer Consortium, (c) the parties thereto agreed that effective from the date of the A&R Consortium Agreement, all rights and obligations of CCCP IV under the Consortium Agreement are assigned, novated and transferred to 2019B Cayman, and (c) in anticipation of consummation of the transactions contemplated by the Additional PWM SPAs, the parties thereto agreed to terminate certain provisions of the Consortium Agreement with respect to PWM in accordance with the terms of the A&R Consortium Agreement and PWM agreed to comply with its obligations under certain provisions of the A&R Consortium Agreement and the PWM Merger Voting Undertaking (as defined below).

Concurrently with the execution of the Merger Agreement, each of CCP 2018, CCCI 2018, CCM CB I, CCCP IV, CCC Co-Investment, Hillhouse Capital Investments Fund IV, L.P., Chan, V-Sciences, Biomedical Treasure, Biomedical Future, Biomedical Development executed and delivered a limited guarantee (collectively, the “Limited Guarantees”) in favor of the Company with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Company by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, PWM entered into a voting undertaking (the “PWM Merger Voting Undertaking”), pursuant to which PWM agreed, among other things, subject to the terms and conditions of the PWM Merger Voting Undertaking, to vote the equity securities of the Company beneficially owned by it in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Concurrently with the execution of the Merger Agreement, each of Biomedical Treasure, Biomedical Future and CCC Co-Investment executed and delivered an equity commitment letter (collectively, the “Equity Commitment Letters” and together with the Merger Agreement, Support Agreement, PWM Merger Voting Undertaking, Limited Guarantees, Debt Commitment Letter and the A&R Consortium Agreement, collectively, the “Merger Documents”) in favor of Parent, pursuant to which each such party agreed to make cash contributions to Parent, if any of the transactions contemplated by the applicable Additional PWM SPAs or the Additional Parfield SPA fails to consummate prior to the closing of the Merger.

The Filing Persons are filing this Schedule 13E-3 because they have determined that the proposed transactions contemplated under the PWM SPA, the Parfield SPA, the Centurium SPAs, the Additional PWM SPAs, the Additional Centurium SPA and the Additional Parfield SPA (such proposed transactions, collectively, the “Sales and Purchases of Shares” and each a “Sale and Purchase of Shares”), in light of the formation of the Buyer Consortium and the Proposed Transaction, are steps in a series of transactions that have the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. In particular, the Sales and Purchases of Shares may facilitate a transaction that would cause the Ordinary Shares to be held of record by fewer than 300 persons, the Ordinary Shares to be delisted from the NASDAQ Global Select Market and/or the termination of the registration of the Ordinary Shares under Section 12 of the Securities Act of 1933, as amended (the “Securities Act”).

In light of the execution of the Merger Documents, the Filing Persons intend to file a further amendment to this Schedule 13E-3, which amendment will include a preliminary proxy statement and any other materials attached as exhibits that will be required for a meeting of shareholders to be convened in order to authorize and approve the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Merger Schedule 13E-3 Amendment”).

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the Proposed Transaction or the Sales and Purchases of Shares contemplated by the PWM SPA, the Parfield SPA, the Centurium SPAs, the Additional PWM SPAs, the Additional Centurium SPA or the Additional Parfield SPA, passed upon the merits or fairness of the Proposed Transaction or the Sales and Purchases of Shares contemplated by the PWM SPA, the Parfield SPA, the Centurium SPAs, the Additional PWM SPAs, the Additional Centurium SPA or the Additional Parfield SPA or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

Item 1 Summary Term Sheet

This Schedule 13E-3 is being filed in connection with the Sales and Purchases of Shares contemplated by the PWM SPA, the Parfield SPA, the Centurium SPAs, the Additional PWM SPAs, the Additional Centurium SPA and the Additional Parfield SPA. In light of the formation of the Buyer Consortium and the Proposed Transaction, the Filing Persons have determined that such Sales and Purchases of Shares are steps in a series of transactions that have the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act.

PWM SPA

Purchase Price

Pursuant to the terms and conditions of the PWM SPA, PWM agreed to sell to Beachhead, and Beachhead agreed to purchase from PWM, 1,000,000 Ordinary Shares at the per Ordinary Share purchase price of US$101.00, subject to certain adjustments. Pursuant to the PWM-DD Assignment Agreement and the PWM-PF Assignment Agreement, respectively, Beachhead assigned its rights and obligations with respect to the purchase of 615,000 Ordinary Shares under the PWM SPA to Double Double and its rights and obligations with respect to the purchase of 385,000 Ordinary Shares under the PWM SPA to Point Forward. Pursuant to the PWM SPA Amendments No. 3, each of Double Double and Point Forward paid to PWM on October 27, 2020 an additional amount equal to the product of (a) US$19.00, multiplied by (b) the number of the PWM Sale Shares purchased by it under the PWM SPA, and the post-closing price adjustment provisions of the PWM SPA were deleted in their entirety with Double Double and Point Forward and their affiliates having no obligations or liabilities under such provisions.

Closing

On May 8, 2020, PWM completed the sale of 615,000 Ordinary Shares to Double Double and the sale of 385,000 Ordinary Shares to Point Forward, in each case pursuant to the terms and conditions of the PWM SPA and, as applicable, the PWM-DD Assignment Agreement or the PWM-PF Assignment Agreement.

Parfield SPA

Purchase Price

Pursuant to the terms and conditions of the Parfield SPA, Parfield and/or Amplewood agreed to sell to Beachhead, and Beachhead agreed to purchase from Parfield and/or Amplewood, up to 700,000 Ordinary Shares at the per Ordinary Share purchase price of US$101.00, subject to certain adjustments. Pursuant to the terms and conditions of the Parfield Assignment Agreement, Beachhead assigned its rights and obligations with respect to the sale and purchase of the Parfield Sale Shares under the Parfield SPA to Point Forward. Pursuant to the Parfield SPA Amendment No. 2, Point Forward paid Parfield and Amplewood on October 27, 2020 an additional amount equal to the product of (a) US$19.00, multiplied by (b) the number of Parfield Sale Shares purchased by it under the Parfield SPA, and the post-closing price adjustment provisions of the Parfield SPA were deleted in their entirety with Point Forward and its affiliates having no obligations or liabilities under such provisions.

Closing

On April 9, 2020, Point Forward completed the purchase of all 700,000 Parfield Sale Shares from Parfield and Amplewood pursuant to the Parfield SPA and the Parfield Assignment Agreement.

Centurium SPAs

Purchase Price

Pursuant to the terms and conditions of the Centurium SPAs, Double Double agreed to sell to each of 2019B Cayman, HH Sum and V-Sciences, and each of 2019B Cayman, HH Sum and V-Sciences agreed to purchase from Double Double, 266,533 Ordinary Shares, 210,876 Ordinary Shares and 250,000 Ordinary Shares, respectively, at the Centurium Sale Price of US$120.00 per Ordinary Share, which is the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction.

Closing

On April 29, 2020, Double Double completed the sale of 266,533 Ordinary Shares and the sale of 250,000 Ordinary Shares to 2019B Cayman and V-Sciences, respectively, in each case pursuant to the terms and conditions of the applicable Centurium SPA.

On May 6, 2020, Double Double completed the sale of 210,876 Ordinary Shares to HH Sum pursuant to the terms and conditions of the applicable Centurium SPA.

Additional PWM SPAs

Purchase Price

Pursuant to the terms and conditions of the Additional PWM SPAs, PWM agreed to sell to each of Biomedical Treasure, 2019B Cayman and Biomedical Future, and each of Biomedical Treasure, 2019B Cayman and Biomedical Future agreed to purchase from PWM, 3,750,000 Ordinary Shares, 910,167 Ordinary Shares and at least 660,833 Ordinary Shares, respectively, at the Additional PWM Sale Price of US$120.00 per Ordinary Share, which is the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction.

Additional Ordinary Shares to be Purchased by Biomedical Future

In the event that (i) 2019B Cayman’s Additional PWM SPA is terminated after PWM has delivered a payment request notice to Biomedical Future under its Additional PWM SPA, or (ii) the transactions contemplated by 2019B Cayman’s Additional PWM SPA have not been consummated in accordance with the terms and conditions thereof (each of such events described in the foregoing sub-clauses (i) and (ii) is referred to as a “Trigger Event”), PWM agreed to sell to Biomedical Future, and Biomedical Future agreed to purchase from PWM, on the same terms and conditions set forth in Biomedical Future’s Additional PWM SPA, all Ordinary Shares that are not purchased by 2019B Cayman under 2019B Cayman’s Additional PWM SPA.

Closing

The closing of the transactions contemplated under each Additional PWM SPA, including the sale and purchase of the applicable Additional PWM Sale Shares subject to such Additional PWM SPA, shall take place on the date that is the fifteenth business day following the satisfaction or waiver of the closing conditions contained in such Additional PWM SPA described in Item 4 below or such other date as may be agreed by all the parties thereto.

Upon occurrence of any Trigger Event described above, the closing of the purchase by Biomedical Future of the additional Ordinary Shares as described above shall take place within ten business days after the date on which PWM and Biomedical Future consummate the purchase and sale of the initial 660,833 Ordinary Shares pursuant to Biomedical Future’s Additional PWM SPA or such other date as may be agreed by PWM and Biomedical Future.

Termination

Each Additional PWM SPA may be terminated prior to the closing of the transactions contemplated thereby:

●	by mutual written consent of PWM, as the seller, and Biomedical Treasure, 2019B Cayman or Biomedical Future, as applicable, as the purchaser;

●	by PWM, as the seller, or Biomedical Treasure, 2019B Cayman or Biomedical Future, as applicable, as the purchaser, if the closing of the sale and purchase of the applicable PWM Sale Shares contemplated by such Additional PWM SPA has not occurred by the earlier of (i) the 20th business day from the date on which the shareholders of PWM have duly approved the transactions contemplated by such Additional PWM SPA at an extraordinary general meeting of the shareholders of PWM and (ii) April 26, 2021, the date that is six months from the date of such Additional PWM SPA; or

●	automatically without any action of PWM or Biomedical Treasure, 2019B Cayman or Biomedical Future, as applicable, immediately before the closing of the Proposed Transaction.

Additional Centurium SPA

Purchase Price

Pursuant to the terms and conditions of the Additional Centurium SPA, Double Double agreed to sell to Biomedical Development, and Biomedical Development agreed to purchase from Double Double, 775,000 Ordinary Shares, at the Additional Centurium Sale Price of US$120.00 per Ordinary Share, which is the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction.

Closing

●	The first closing of the purchase and sale of 416,667 Additional Centurium Sale Shares subject to the Additional Centurium SPA shall take place on the date that is the third business day following the satisfaction or waiver of the first closing conditions contained in the Additional Centurium SPA described in Item 4 below or such other date as may be agreed by all the parties thereto; provided that in no event shall the closing occur prior to the later of (i) the fifth business day after the date that is 30 days following the date on which this Schedule 13E-3 is first filed with the SEC and (ii) the fifth business day after the date that is 20 days following the date that this Schedule 13E-3 is disseminated in accordance with Rule 13e-3(f) under the Exchange Act.

●	The second closing of the purchase and sale of 358,333 Additional Centurium Sale Shares subject to the Additional Centurium SPA shall take place on the later of (i) the fifth business day following the satisfaction or waiver of the second closing conditions contained in the Additional Centurium SPA described in Item 4 below and (ii) January 26, 2021, the three-month anniversary of the date of the Additional Centurium SPA, or such earlier date designated by Biomedical Development.

Termination

The Additional Centurium SPA may be terminated:

●	prior to the first closing of the purchase and sale of 416,667 Additional Centurium Sale Shares (i) by mutual written consent of Double Double and Biomedical Development, or (ii) by Double Double or by Biomedical Development, if the first closing shall not have occurred prior to the earlier of (1) January 26, 2021, the three-month anniversary of the date of the Additional Centurium SPA and (2) the tenth business day from the date on which the SEC has no further comments on this Schedule 13E-3 (and this Schedule 13E-3 has been filed and disseminated in accordance with Instruction D.4 of Schedule 13E-3 and Rule 13e-3(f) under the Exchange Act) in connection with the purchase and sale of the Additional Centurium Sale Shares; and

●	after the first closing and prior to the second closing of the purchase and sale of 358,333 Additional Centurium Sale Shares, (i) by mutual written consent of Double Double and Biomedical Development, or (ii) by Double Double after consultation with Biomedical Development in good faith, if the second closing shall not have occurred prior to the tenth day from the date on which the second closing should have taken place pursuant to terms and conditions the Additional Centurium SPA.

Additional Parfield SPA

Purchase Price

Pursuant to the terms and conditions of the Additional Parfield SPA, Parfield agreed to sell to 2019B Cayman, and 2019B Cayman agreed to purchase from Parfield, 300,000 Ordinary Shares, at the Additional Parfield Sale Price of US$120.00 per Ordinary Share, which is the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction.

Closing

The closing of the transactions contemplated under the Additional Parfield SPA, including the sale and purchase of the applicable Additional Parfield Sale Shares subject to such Additional Parfield SPA, shall take place on the date that is the fifteenth business day following the satisfaction or waiver of the closing conditions contained in the Additional Parfield SPA described in Item 4 below or such other date as may be agreed by all the parties thereto.

Termination

The Additional Parfield SPA may be terminated prior to the closing of the transactions contemplated thereby:

●	by mutual written consent of Parfield and 2019B Cayman;

●	by Parfield or 2019B Cayman if the closing of the sale and purchase of the Additional Parfield Sale Shares contemplated by the Additional Parfield SPA has not occurred by the earlier of (i) the 15th business day following the satisfaction or waiver of the closing conditions contained in the Additional Parfield SPA and (ii) April 26, 2021, the date that is six months from the date of the Additional Parfield SPA; or

●	automatically without any action of Parfield or 2019B Cayman, immediately before the closing of the Proposed Transaction.

Effect of the Sales and Purchases of Shares

After giving effect to the closings of all of the Sales and Purchases of Shares, (i) the Centurium Filing Persons will beneficially own 9,894,991 Ordinary Shares, representing 25.48% of the total outstanding Ordinary Shares issued by the Company, (ii) PWM will no longer own any Ordinary Shares, (iii) the Parfield Filing Persons will beneficially own 2,137,696 Ordinary Shares, representing 5.51% of the total outstanding Ordinary Shares issued by the Company, (iv) the CITIC Filing Persons will beneficially own 4,954,035 Ordinary Shares, representing 12.76% of the total outstanding Ordinary Shares issued by the Company, (v) (A) HH China Bio Holdings will directly hold 2,751,200 Ordinary Shares, representing 7.09% of the total outstanding Ordinary Shares issued by the Company, and (B) HH Sum will directly hold 210,876 Ordinary Shares, representing 0.54% of the total outstanding Ordinary Shares issued by the Company, (vi) V-Sciences will beneficially own 1,240,000 Ordinary Shares, representing 3.19% of the total outstanding Ordinary Shares issued by the Company and (vii) the Management Filings Persons will beneficially own 5,340,092 Ordinary Shares, representing 13.75% of the total outstanding Ordinary Shares issued by the Company.

The Sales and Purchases of Shares are private share transfers among members of the Buyer Consortium and their affiliates. As such, the aggregate ownership of Ordinary Shares by the members of the Buyer Consortium and their affiliates will not be affected by the consummation of the Sales and Purchases of Shares. As of the date of this Schedule 13E-3, the members of the Buyer Consortium and/or their affiliates currently, and, following the consummation of the Sales and Purchases of Shares, would continue to, beneficially own an aggregate of 68.32% of 38,830,846 Ordinary Shares deemed to be outstanding, which consists of (i) 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Company, and (ii) 42,750 Ordinary Shares issuable upon settlement of restricted share units held by Mr. Chow within 60 days from the day hereof.

Item 2 Subject Company Information

The Filing Persons are filing this Schedule 13E-3 with respect to the Sales and Purchases of Shares of the subject Company, China Biologic Products Holdings, Inc., on the terms and subject to the conditions set forth in the PWM SPA, the Parfield SPA, the Centurium SPAs, the Additional PWM SPAs, the Additional Centurium SPA and the Additional Parfield SPA, as applicable.

The principal offices of the Company are located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China. The Company’s telephone number is +86 (10) 6598-3111.

As of November 19, 2020, the Company had 38,788,096 Ordinary Shares issued and outstanding as provided by the Company.

The Ordinary Shares are traded on the NASDAQ Global Select Market under the symbol “CBPO”. The high and low sales prices of the Ordinary Shares during each quarter during the last two years are as follows:

Quarter-End Date	High Sales Price (US$)	Low Sales Price (US$)
September 30, 2018	107.44	78.04
December 31, 2018	88.00	60.08
March 31, 2019	91.65	73.00
June 30, 2019	101.23	88.00
September 30, 2019	115.96	92.22
December 31, 2019	119.44	111.97
March 31, 2020	118.30	104.88
June 30, 2020	119.44	88.00
September 30, 2020	119.44	92.22
Current fourth quarter (through November 24, 2020)	119.00	110.42

According to information provided by the Company to the Filing Persons and the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 12, 2020, the Company has not paid any dividends during the past two years with respect to the Ordinary Shares.

On September 21, 2018, PWM subscribed for 800,000 Ordinary Shares at a price of US$100.90 per Ordinary Share pursuant to the terms and conditions of a certain share purchase agreement, dated as of August 24, 2018, by and between the Company and PWM.

From November 2018 to March 2019, Beachhead purchased a total of 2,447,720 Ordinary Shares (the “Open-Market-Purchased Shares”) in open market purchases, of which 1,321,755 Ordinary Shares were purchased during the fourth quarter of 2018 and 1,125,965 Ordinary Shares were purchased during the first quarter of 2019. The range of prices paid for such Open-Market-Purchased Shares that were purchased during the fourth quarter of 2018 was US$68.33 per Ordinary Share to US$$83.25 per Ordinary Share, and the range of prices paid for such Open-Market-Purchased Shares that were purchased during the first quarter of 2019 was US$74.27 per Ordinary Share to US$86.15 per Ordinary Share. The average purchase prices for such Open-Market-Purchased Shares for the fourth quarter of 2018 and the first quarter of 2019 were US$74.37 per Ordinary Share and US$81.04 per Ordinary Share, respectively. On December 14, 2018, Beachhead entered into a plan with UBS Securities LLC in accordance with Rule 10b5-1 of the Exchange Act (the “10b5-1 Plan”) for the purchase of up to the lesser of (i) such number of Ordinary Shares costing US$120,000,000 in aggregate and (ii) 1,875,000 Ordinary Shares during the period beginning on December 14, 2018 and ending on June 15, 2019. 1,509,184 Ordinary Shares of the total Open-Market-Purchased Shares were purchased by Beachhead pursuant to the 10b5-1 Plan.

On December 9, 2019, Beachhead and Double Double purchased a total of 4,199,680 Ordinary Shares (the “Capital Sale Shares”) at the per Ordinary Share purchase price of US$115.00 (the “Capital Sale Price”) from certain existing shareholders of the Company (collectively, the “Capital Sellers” and each, a “Capital Seller”), who were acting through either Capital Research and Management Company or Capital Bank & Trust Company, pursuant to that certain share purchase agreement (the “Capital SPA”), dated as of November 15, 2019, by and between Beachhead and Double Double, on one hand, and the Capital Sellers, on the other hand.

On April 9, 2020, Point Forward purchased 700,000 Ordinary Shares from Parfield and Amplewood pursuant to the Parfield SPA at the Parfield Sale Price of US$101.00 per Ordinary Share, pursuant to the terms and conditions of the Parfield SPA and the Parfield Assignment Agreement. Pursuant to the Parfield SPA Amendment No. 2, Point Forward paid Parfield and Amplewood on October 27, 2020 an additional amount equal to the product of (a) US$19.00, multiplied by (b) the number of Parfield Sale Shares purchased by it under the Parfield SPA, and the post-closing price adjustment provisions of the Parfield SPA were deleted in their entirety with Point Forward and its affiliates having no obligations or liabilities under such provisions.

On April 29, 2020, 2019B Cayman and V-Sciences purchased 266,533 Ordinary Shares and 250,000 Ordinary Shares, respectively, from Double Double at the Centurium Sale Price of US$120.00 per Ordinary Share, pursuant to the terms and conditions of the applicable Centurium SPA.

On May 6, 2020, HH Sum purchased 210,876 Ordinary Shares from Double Double at the Centurium Sale Price of US$120.00 per Ordinary Share, pursuant to the terms and conditions of the applicable Centurium SPA.

On May 8, 2020, Double Double and Point Forward purchased 615,000 Ordinary Shares and 385,000 Ordinary Shares, respectively, in each case at the PWM Sale Prices of US$101.00 per Ordinary Share pursuant to the terms and conditions of the PWM SPA and, as applicable, the PWM-DD Assignment Agreement or the PWM-PF Assignment Agreement. Pursuant to the PWM SPA Amendments No. 3, each of Double Double and Point Forward paid to PWM on October 27, 2020 an additional amount equal to the product of (a) US$19.00 multiplied by (b) the number of PWM Sale Shares purchased by it under the PWM SPA, and the post-closing price adjustment provisions of the PWM SPA were deleted in their entirety with Double Double and Point Forward and their affiliates having no obligations or liabilities under such provisions.

Item 3 Identity and Background of Filing Person

Centurium Filing Persons

Each of Beachhead, Double Double and Point Forward is an exempted company incorporated with limited liability under the laws of the Cayman Islands.

Each of CCP 2018, CCCI 2018 and CCM CB I is a limited partnership incorporated under the laws of the Cayman Islands. CCP 2018 holds 100% of the equity interest in Beachhead and Double Double, CCCI 2018 holds 74% of the equity interest in Point Forward and CCM CB I holds 26% of the equity interest in Point Forward.

The address of the principal business and telephone number of each of the Centurium Filing Persons is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong and +852 3643 0755.

The principal business each of Beachhead, Double Double and Point Forward is investment holding. The principal business of each of CCP 2018, CCCI 2018 and CCM CB I is investment activities.

PWM

PWM is an exempted company incorporated with limited liability under the laws of the Cayman Islands. The principal business address and telephone number of PWM is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong and +86 10 8478 3617. The principal business of PWM is investment holding.

CITIC Filing Persons

2019B Cayman is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Each of CCCP IV and CCC Co-Investment is a limited partnership formed under the laws of the Cayman Islands. CCCP IV holds 92.9% of the equity interest in 2019B Cayman and CCC Co-Investment holds 7.1% of the equity interest in 2019B Cayman.

The principal business address of CCCP IV, CCC Co-Investment and 2019B Cayman is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, and their business telephone number is + 852 3710 6889.

The principal business of each of CCCP IV and CCC Co-Investment is investment management for the benefit of its limited partners. The principal business of 2019B Cayman is investment holdings.

Parfield Filing Persons

Each of Parfield and Amplewood is a British Virgin Islands company.

Chan is the sole shareholder and sole director of each of Parfield and Amplewood. Chan is a Canadian citizen residing in Hong Kong.

The principal business address and telephone number of each of Parfield, Amplewood and Chan is Unit No. 21E, 21st Floor, United Centre, 95 Queensway, Admiralty, Hong Kong and +852 2122 8902.

The principal business of each of Parfield and Amplewood is investment in securities. The principal occupation of Chan is as a director of Huacomm Telecommunication Engineering (HK) Ltd.

Hillhouse Filing Persons

HH China Bio Holdings is a Cayman Islands limited liability company. The registered office and telephone number for HH China Bio Holdings is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 31106, Cayman Islands KY1-1205, +852 2179 1988.

HH Sum is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The registered office and telephone number for HH Sum is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 31106, Cayman Islands KY1-1205, +852 2179 1988.

Each of HH China Bio Holdings and HH Sum was formed for the purpose of holding investments.

Additional information regarding the Filing Persons is set forth in Annex A, which is attached hereto and incorporated herein by reference.

Management Filing Persons

Each of Biomedical Treasure, Biomedical Future, Biomedical Development, TB MGMT, TB Executives and TB Innovation is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Mr. Chow is a citizen of the United States of America. Mr. Chow indirectly controls each of Biomedical Treasure, Biomedical Future, Biomedical Development, TB MGMT, TB Executives and TB Innovation.

The address of the principal business and telephone number of each of the Management Filing Persons is 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China and +86 10 6598 3000.

The principal business of each of Biomedical Treasure, Biomedical Future, Biomedical Development, TB MGMT, TB Executives and TB Innovation is investment holding. Mr. Chow is the chairman and chief executive officer of the Company.

Item 4 Terms of the Transaction

This Schedule 13E-3 is being filed in connection with the Sales and Purchases of Shares contemplated by the PWM SPA, the Parfield SPA, the Centurium SPAs, the Additional PWM SPAs, the Additional Centurium SPA and the Additional Parfield SPA.

PWM SPA

Purchase Price

Pursuant to the terms and conditions of the PWM SPA, PWM agreed to sell to Beachhead, and Beachhead agreed to purchase from PWM, 1,000,000 Ordinary Shares at the per Ordinary Share purchase price of US$101.00, subject to certain adjustments. Pursuant to the PWM-DD Assignment Agreement and the PWM-PF Assignment Agreement, respectively, Beachhead assigned its rights and obligations with respect to the purchase of 615,000 Ordinary Shares under the PWM SPA to Double Double and its rights and obligations with respect to the purchase of 385,000 Ordinary Shares under the PWM SPA to Point Forward. Pursuant to the PWM SPA Amendments No. 3, each of Double Double and Point Forward paid to PWM on October 27, 2020 an additional amount equal to the product of (a) US$19.00, multiplied by (b) the number of the PWM Sale Shares purchased by it under the PWM SPA, and the post-closing price adjustment provisions of the PWM SPA were deleted in their entirety with Double Double and Point Forward and their affiliates having no obligations or liabilities under such provisions.

Closing

On May 8, 2020, PWM completed the sale of 615,000 Ordinary Shares to Double Double and the sale of 385,000 Ordinary Shares to Point Forward, in each case pursuant to the terms and conditions of the PWM SPA and, as applicable, the PWM-DD Assignment Agreement or the PWM-PF Assignment Agreement.

Parfield SPA

Purchase Price

Pursuant to the terms and conditions of the Parfield SPA, Parfield and/or Amplewood agreed to sell to Beachhead, and Beachhead agreed to purchase from Parfield and/or Amplewood, up to 700,000 Ordinary Shares at the per Ordinary Share purchase price of US$101.00, subject to certain adjustments. Pursuant to the terms and conditions of the Parfield Assignment Agreement, Beachhead assigned its rights and obligations with respect to the sale and purchase of the Parfield Sale Shares under the Parfield SPA to Point Forward. Pursuant to the Parfield SPA Amendment No. 2, Point Forward paid Parfield and Amplewood on October 27, 2020 an additional amount equal to the product of (a) US$19.00, multiplied by (b) the number of Parfield Sale Shares purchased by it under the Parfield SPA, and the post-closing price adjustment provisions of the Parfield SPA were deleted in their entirety with Point Forward and its affiliates having no obligations or liabilities under such provisions.

Closing

On April 9, 2020, Point Forward completed the purchase of all 700,000 Parfield Sale Shares from Parfield and Amplewood pursuant to the Parfield SPA and the Parfield Assignment Agreement.

Centurium SPAs

Purchase Price

Pursuant to the terms and conditions of the Centurium SPAs, Double Double agreed to sell to each of 2019B Cayman, HH Sum and V-Sciences, and each of 2019B Cayman, HH Sum and V-Sciences agreed to purchase from Double Double, 266,533 Ordinary Shares, 210,876 Ordinary Shares and 250,000 Ordinary Shares, respectively, at the Centurium Sale Price of US$120.00 per Ordinary Share, which is the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction.

Closing

On April 29, 2020, Double Double completed the sale of 266,533 Ordinary Shares and the sale of 250,000 Ordinary Shares to 2019B Cayman and V-Sciences, in each case pursuant to the terms and conditions of the applicable Centurium SPA.

On May 6, 2020, Double Double completed the sale of 210,876 Ordinary Shares to HH Sum pursuant to the terms and conditions of the applicable Centurium SPA.

Additional PWM SPAs

Purchase Price

Pursuant to the terms and conditions of the Additional PWM SPAs, PWM agreed to sell to each of Biomedical Treasure, 2019B Cayman and Biomedical Future, and each of Biomedical Treasure, 2019B Cayman and Biomedical Future agreed to purchase from PWM, 3,750,000 Ordinary Shares, 910,167 Ordinary Shares and at least 660,833 Ordinary Shares, respectively, at the Additional PWM Sale Price of US$120.00 per Ordinary Share, which is the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction.

Additional Ordinary Shares to be Purchased by Biomedical Future

Upon occurrence of any Trigger Event, PWM agreed to sell to Biomedical Future, and Biomedical Future agreed to purchase from PWM, all Ordinary Shares that are not purchased by 2019B Cayman under 2019B Cayman’s Additional PWM SPA.

Closing

The closing of the transactions contemplated under each Additional PWM SPA, including the sale and purchase of the applicable Additional PWM Sale Shares subject to such Additional PWM SPA, shall take place on the date that is the fifteenth business day following the satisfaction or waiver of the closing conditions contained in such Additional PWM SPA described below or such other date as may be agreed by all the parties thereto.

Upon occurrence of any Trigger Event, the closing of the purchase by Biomedical Future of the additional Ordinary Shares as described above shall take place within ten business days after the date on which PWM and Biomedical Future consummate the purchase and sale of the initial 660,833 Ordinary Shares pursuant to Biomedical Future’s Additional PWM SPA or such other date as may be agreed by PWM and Biomedical Future.

Closing Conditions

The obligation of PWM, as the seller, to complete the transactions contemplated under each Additional PWM SPA is subject to the following conditions:

•	the accuracy of the representations and warranties of the applicable purchaser set forth in such purchaser’s Additional PWM SPA as of October 26, 2020, the date of such Additional PWM SPA, and as of the closing date of the sale and purchase of the relevant Additional PWM Sale Shares contemplated by such Additional PWM SPA;
●	the applicable purchaser having performed all of its pre-closing obligations in the corresponding Additional PWM SPA in all material respects;
●	the approval by PWM’s shareholders of the transactions contemplated by the applicable Additional PWM SPA;

●	filing of this Schedule 13E-3 with the SEC for no less than thirty days, and this Schedule 13E-3 having been disseminated in accordance with Rule 13e-3(f) under the Exchange Act for no less than twenty days; and
●	no prohibition on consummating the transactions contemplated by the Additional PWM SPA imposed by any applicable laws, judgment, order, writ or decree of any government authority or court.

The obligation of Biomedical Treasure, 2019B Cayman and Biomedical Future, each as the purchaser, to complete the transactions contemplated under the applicable Additional PWM SPA is subject to the following conditions:

•	the accuracy of the representations and warranties of PWM set forth in the applicable Additional PWM SPA as of October 26, 2020, the date of such Additional PWM SPA, and as of the closing date of the sale and purchase of the relevant Additional PWM Sale Shares contemplated by such Additional PWM SPA;
●	PWM having performed all of its pre-closing obligations in the applicable Additional PWM SPA in all material respects;
●	the approval by PWM’s shareholders of the transactions contemplated by the applicable Additional PWM SPA;
●	filing of this Schedule 13E-3 with the SEC for no less than thirty days, and this Schedule 13E-3 having been disseminated in accordance with Rule 13e-3(f) under the Exchange Act for no less than twenty days; and
●	no prohibition on consummating the transactions contemplated by the Additional PWM SPA imposed by any applicable laws, judgment, order, writ or decree of any government authority or court.

Assignment

Neither PWM, as the seller, nor Biomedical Treasure, 2019B Cayman or Biomedical Future (as applicable), as purchaser, may assign their rights or obligations under their respective Additional PWM SPAs without the prior written consent of the other party, except that each of Biomedical Treasure, 2019B Cayman or Biomedical Future may assign its rights and obligations under its Additional PWM SPA to its affiliates without the prior written consent of PWM.

Termination

Each Additional PWM SPA may be terminated prior to the closing of the transactions contemplated thereby:

●	by mutual written consent of PWM, as the seller, and Biomedical Treasure, 2019B Cayman or Biomedical Future, as applicable, as the purchaser, or
●	by PWM, as the seller, or Biomedical Treasure, 2019B Cayman or Biomedical Future, as applicable, as the purchaser, if the closing of the sale and purchase of the applicable PWM Sale Shares contemplated by such Additional PWM SPA has not occurred by the earlier of (i) the 20th business day from the date on which the shareholders of PWM have duly approved the transactions contemplated by such Additional PWM SPA at an extraordinary general meeting of the shareholders of PWM and (ii) April 26, 2021, the date that is six months from the date of such Additional PWM SPA, or
●	automatically without any action of PWM or Biomedical Treasure, 2019B Cayman or Biomedical Future, as applicable, immediately before the closing of the Proposed Transaction.

Additional Centurium SPA

Purchase Price

Pursuant to the terms and conditions of the Additional Centurium SPA, Double Double agreed to sell to Biomedical Development, and Biomedical Development agreed to purchase from Double Double, 775,000 Ordinary Shares, at the Additional Centurium Sale Price of US$120.00 per Ordinary Share, which is the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction.

Closing

●	The first closing of the purchase and sale of 416,667 Additional Centurium Sale Shares subject to the Additional Centurium SPA shall take place on the date that is the third business day following the satisfaction or waiver of the first closing conditions contained in the Additional Centurium SPA described below or such other date as may be agreed by all the parties thereto; provided that in no event shall the closing occur prior to the later of (i) the fifth business day after the date that is 30 days following the date on which this Schedule 13E-3 is first filed with the SEC and (ii) the fifth business day after the date that is 20 days following the date that this Schedule 13E-3 is disseminated in accordance with Rule 13e-3(f) under the Exchange Act.

●	The second closing of the purchase and sale of 358,333 Additional Centurium Sale Shares subject to the Additional Centurium SPA shall take place on the later of (i) the fifth business day following the satisfaction or waiver of the second closing conditions contained in the Additional Centurium SPA described below and (ii) January 26, 2021, the three-month anniversary of the date of the Additional Centurium SPA, or such earlier date designated by Biomedical Development.

Closing Conditions

The obligation of Double Double, as the seller, to complete the first closing of the purchase and sale of 416,667 Additional Centurium Sale Shares contemplated under the Additional Centurium SPA is subject to the following conditions:

●	the accuracy of the representations and warranties of Biomedical Development set forth in the Additional Centurium SPA as of October 26, 2020, the date of the Additional Centurium SPA and as of the date of the first closing of the sale and purchase of 416,667 Additional Centurium Sale Shares contemplated by the Additional Centurium SPA;

●	the performance by Biomedical Development of all of its pre-first closing obligations contained in the Additional Centurium SPA in all material respects; and

●	no prohibition on consummating the first closing of the purchase and sale of 416,667 Additional Centurium Sale Shares contemplated by the Additional Centurium SPA imposed by any applicable laws, judgment, order, writ or decree of any government authority or court.

The obligation of Biomedical Development, as the purchaser, to complete the first closing of the purchase and sale of 416,667 Additional Centurium Sale Shares contemplated under the Additional Centurium SPA is subject to the following conditions:

●	the accuracy of the representations and warranties of Double Double set forth in the Additional Centurium SPA as of October 26, 2020, the date of the Additional Centurium SPA, and as of the date of the first closing of the sale and purchase of 416,667 Additional Centurium Sale Shares contemplated by the Additional Centurium SPA;

●	the performance by Double Double of all of its pre-first closing obligations contained in the Additional Centurium SPA in all material respects; and

●	no prohibition on consummating the first closing of the purchase and sale of 416,667 Additional Centurium Sale Shares contemplated by the Additional Centurium SPA imposed by any applicable laws, judgment, order, writ or decree of any government authority or court.

The obligation of Double Double, as the seller, to complete the second closing of the purchase and sale of 358,333 Additional Centurium Sale Shares contemplated under the Additional Centurium SPA is subject to the following conditions:

●	the accuracy of the representations and warranties of Biomedical Development set forth in the Additional Centurium SPA as of October 26, 2020, the date of the Additional Centurium SPA and as of the date of the second closing of the sale and purchase of 358,333 Additional Centurium Sale Shares contemplated by the Additional Centurium SPA;

●	the performance by Biomedical Development of all of its pre-second closing obligations contained in the Additional Centurium SPA in all material respects;

●	no prohibition on consummating the second closing of the purchase and sale of 358,333 Additional Centurium Sale Shares contemplated by the Additional Centurium SPA imposed by any applicable laws, judgment, order, writ or decree of any government authority or court; and

●	the first closing having been consummated.

The obligation of Biomedical Development, as the purchaser, to complete the second closing of the purchase and sale of 358,333 Additional Centurium Sale Shares contemplated under the Additional Centurium SPA is subject to the following conditions:

●	the accuracy of the representations and warranties of Double Double set forth in the Additional Centurium SPA as of October 26, 2020, the date of the Additional Centurium SPA, and as of the date of the second closing of the sale and purchase of 358,333 Additional Centurium Sale Shares contemplated by the Additional Centurium SPA;

●	the performance by Double Double of all of its pre-second closing obligations contained in the Additional Centurium SPA in all material respects;

●	no prohibition on consummating the second closing of the purchase and sale of 358,333 Additional Centurium Sale Shares contemplated by the Additional Centurium SPA imposed by any applicable laws, judgment, order, writ or decree of any government authority or court; and

●	the first closing having been consummated.

Assignment

Neither Double Double, as the seller, nor Biomedical Development, as the purchaser, may assign their rights or obligations under the Additional Centurium SPA without the prior written consent of the other party.

Termination

The Additional Centurium SPA may be terminated:

●	prior to the first closing of the purchase and sale of 416,667 Additional Centurium Sale Shares (i) by mutual written consent of Double Double and Biomedical Development, or (ii) by Double Double or by Biomedical Development, if the first closing shall not have occurred prior to the earlier of (1) January 26, 2021, the three-month anniversary of the date of the Additional Centurium SPA and (2) the tenth business day from the date on which the SEC has no further comments on this Schedule 13E-3 (and this Schedule 13E-3 has been filed and disseminated in accordance with Instruction D.4 of Schedule 13E-3 and Rule 13e-3(f) under the Exchange Act) in connection with the purchase and sale of the Additional Centurium Sale Shares; and
●	after the first closing and prior to the second closing of the purchase and sale of 358,333 Additional Centurium Sale Shares (i) by mutual written consent of Double Double and Biomedical Development, or (ii) by Double Double after consultation with Biomedical Development in good faith, if the second closing shall not have occurred prior to the tenth day from the date on which the second closing should have taken place pursuant to terms and conditions the Additional Centurium SPA.

Additional Parfield SPA

Purchase Price

Pursuant to the terms and conditions of the Additional Parfield SPA, Parfield agreed to sell to 2019B Cayman, and 2019B Cayman agreed to purchase from Parfield, 300,000 Ordinary Shares, at the Additional Parfield Sale Price of US$120.00 per Ordinary Share, which is the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction.

Closing

The closing of the transactions contemplated under the Additional Parfield SPA, including the sale and purchase of the Additional Parfield Sale Shares subject to such Additional Parfield SPA, shall take place on the date that is the fifteenth business day following the satisfaction or waiver of the closing conditions contained in the Additional Parfield SPA described below or such other date as may be agreed by all the parties thereto.

Closing Conditions

The obligation of Parfield, as the seller, to complete the transactions contemplated under the Additional Parfield SPA is subject to the following conditions:

●	the accuracy of the representations and warranties of 2019B Cayman set forth in the Parfield SPA as of October 26, 2020, the date of the Additional Parfield SPA, and as of the closing date of the sale and purchase of the Additional Parfield Sale Shares contemplated by the Additional Parfield SPA;

●	2019B Cayman having performed all of its pre-closing obligations in the Additional Parfield SPA in all material respects;

●	this Schedule 13E-3 having been filed for no less than thirty days, and this Schedule 13E-3 having been disseminated in accordance with Rule 13e-3(f) under the Exchange Act for no less than twenty days; and

●	no prohibition on consummating the transactions contemplated by the Additional Parfield SPA imposed by any applicable laws, judgment, order, writ or decree of any government authority or court.

The obligation of 2019B Cayman, as the purchaser, to complete the transactions contemplated under the Additional Parfield SPA is subject to the following conditions:

●	the accuracy of the representations and warranties of Parfield set forth in the Parfield SPA as of October 26, 2020, the date of the Additional Parfield SPA, and as of the closing date of the sale and purchase of the Additional Parfield Sale Shares contemplated by the Additional Parfield SPA;
●	Parfield having performed all of its pre-closing obligations in the Additional Parfield SPA in all material respects;
●	this Schedule 13E-3 having been filed for no less than thirty days, and this Schedule 13E-3 having been disseminated in accordance with Rule 13e-3(f) under the Exchange Act for no less than twenty days; and

●	no prohibition on consummating the transactions contemplated by the Additional Parfield SPA imposed by any applicable laws, judgment, order, writ or decree of any government authority or court.

Assignment

Neither Parfield, as the seller, nor 2019B Cayman, as the purchaser, may assign their rights or obligations under the Additional Parfield SPA without the prior written consent of the other party, except that 2019B Cayman may assign its rights and obligations under the Additional Parfield SPA to its affiliates without the prior written consent of Parfield.

Termination

The Additional Parfield SPA may be terminated prior to the closing of the transactions contemplated thereby:

●	by mutual written consent of Parfield and 2019B Cayman;

●	by Parfield or 2019B Cayman if the closing of the sale and purchase of the Additional Parfield Sale Shares contemplated by the Additional Parfield SPA has not occurred by the earlier of (i) the 15th business day following the satisfaction or waiver of the closing conditions contained in the Additional Parfield SPA and (ii) April 26, 2021, the date that is six months from the date of the Additional Parfield SPA; or

●	automatically without any action of Parfield or 2019B Cayman, immediately before the closing of the Proposed Transaction.

Effect of the Sales and Purchases of Shares

After giving effect to the closings of all of the Sales and Purchases of Shares, (i) the Centurium Filing Persons will beneficially own 9,894,991 Ordinary Shares, representing 25.48% of the total outstanding Ordinary Shares issued by the Company, (ii) PWM will no longer own any Ordinary Shares, (iii) the Parfield Filing Persons will beneficially own 2,137,696 Ordinary Shares, representing 5.51% of the total outstanding Ordinary Shares issued by the Company, (iv) the CITIC Filing Persons will beneficially own 4,954,035 Ordinary Shares, representing 12.76% of the total outstanding Ordinary Shares issued by the Company, (v) (A) HH China Bio Holdings will directly hold 2,751,200 Ordinary Shares, representing 7.09% of the total outstanding Ordinary Shares issued by the Company, and (B) HH Sum will directly hold 210,876 Ordinary Shares, representing 0.54% of the total outstanding Ordinary Shares issued by the Company, (vi) V-Sciences will beneficially own 1,240,000 Ordinary Shares, representing 3.19% of the total outstanding Ordinary Shares issued by the Company and (vii) the Management Filings Persons will beneficially own 5,340,092 Ordinary Shares, representing 13.75% of the total outstanding Ordinary Shares issued by the Company.

The Sales and Purchases of Shares are private share transfers among members of the Buyer Consortium and their affiliates. As such, the aggregate ownership of Ordinary Shares by the members of the Buyer Consortium and their affiliates will not be affected by the consummation of the Sales and Purchases of Shares. As of the date of this Schedule 13E-3, the members of the Buyer Consortium and/or their affiliates currently, and, following the consummation of the Sales and Purchases of Shares, would continue to, beneficially own an aggregate of 68.32% of 38,830,846 Ordinary Shares deemed to be outstanding, which consists of (i) 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Company, and (ii) 42,750 Ordinary Shares issuable upon settlement of restricted share units held by Mr. Chow within 60 days from the day hereof.

Different Terms, Dissenters’ Rights, Provisions for Unaffiliated Security Holders of the Company, Eligibility of Listing or Trading

The Filing Persons are filing this Schedule 13E-3 because they have determined that the Sales and Purchases of Shares are steps in a series of transactions that have the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. In connection with the Sales and Purchases of Shares: (i) there are no terms or arrangements of a Rule 13e-3 transaction that treat any holders of Ordinary Shares differently from other holders of Ordinary Shares; (ii) there are no dissenters’ or appraisal rights available to the holders of Ordinary Shares under the laws of the Cayman Islands; (iii) no provision has been made to (A) grant unaffiliated security holders of the Company (other than those that are parties to the Sales and Purchases of Shares) access to the corporate files of the Filing Persons or (B) obtain counsel or appraisal services at the expense of the Filing Persons; and (iv) there is no transaction involving the offer of securities of any of the Filing Persons in exchange for Ordinary Shares held by unaffiliated security holders of the Company. In light of the execution of the Merger Documents, the Filing Persons intend to further amend this Schedule 13E-3 by filing the Merger Schedule 13E-3 Amendment, in which the Filing Persons intend to provide additional details with respect to the Merger Documents and the transactions contemplated thereby, including the Merger.

Item 5 Past Contracts, Transactions, Negotiations and Agreements

PWM/TianXinFu Share Exchange

On January 1, 2018, the Company acquired 80% of the equity interests in TianXinFu (Beijing) Medical Appliance Co., Ltd. (“TianXinFu”), a medical device company primarily engaged in the manufacturing and sale of regenerative medical biomaterial products, from PWM, which was not a shareholder of the Company before such transaction. In exchange for the acquisition of such equity interests in TianXinFu, the Company issued 5,521,000 Ordinary Shares to PWM, and PWM became a shareholder of the Company. In connection with such share issuance to PWM, the Company entered into an investor rights agreement with PWM (the “PWM IRA”) on January 1, 2018, pursuant to which the Company granted to PWM certain shelf and piggyback registration rights and a right to designate one director to the Board (subject to certain conditions). At the same time, the PWM IRA imposed on PWM certain transfer restrictions for a three-year lockup period and certain investment restrictions for so long as PWM has the right to designate any director to the Board. The PWM IRA also requires PWM to, during the lockup period, vote all shares of the Company beneficially owned by PWM in the manner recommended by the Board at any of the Company’s shareholders meetings, provided that PWM is not required to take any actions that would (a) be inconsistent with the fiduciary duties of the directors of PWM under applicable laws or (b) violate any applicable securities laws or stock exchange rules.

CITIC Proposal

On June 11, 2018, CCRE Holdings Limited (“CCRE”), an affiliate of CCCP IV, submitted a nonbinding proposal (the “CITIC Proposal”) to the Board to acquire all of the outstanding share capital of the Company not already owned by CCRE and its affiliates for US$110.00 in cash per Ordinary Share, which proposal was later withdrawn on August 23, 2018. Additional information regarding the CITIC Proposal and its withdrawal can be found in the Schedule 13D and the Amendment No. 1 to Schedule 13D filed by CCRE and certain other reporting persons with the SEC on June 18 and August 27, 2018, respectively.

2018 August Private Placements

On August 24, 2018, each of (i) Beachhead and Double Double, (ii) PWM, (iii) CITIC Capital MB Investment Limited (“CCMB”), an affiliate of CCCP IV and (iv) HH Bio China Holdings entered into a share purchase agreement with the Company for the subscription of 3,050,000 Ordinary Shares, 800,000 Ordinary Shares, 1,000,000 Ordinary Shares and 1,000,000 Ordinary Shares, respectively, at a per Ordinary Share purchase price of US$100.90. On the same day, the Company issued 1,800,000 Ordinary Shares to Beachhead, 1,000,000 Ordinary Shares to CCMB and 1,000,000 Ordinary Shares to HH Bio China Holdings, pursuant to their respective share purchase agreements. On September 4, 2018, Double Double assigned its rights and obligations under its share purchase agreement to Beachhead, and the Company issued 1,250,000 additional Ordinary Shares to Beachhead thereafter pursuant to Beachhead and Double Double’s share purchase agreement. On September 21, 2018, the Company issued 800,000 Ordinary Shares to PWM pursuant to PWM’s share purchase agreement.

In connection with these share subscriptions, on August 24, 2018 the Company entered into separate investor rights agreements with (i) Beachhead (the “Centurium IRA”), (ii) CCMB (the “CITIC IRA”) and (iii) HH Bio China Holdings (the “Hillhouse IRA,” and together with the PWM IRA, the Centurium IRA and the CITIC IRA, collectively, the “IRAs”), respectively. Each of the Centurium IRA, CITIC IRA and Hillhouse IRA imposed certain transfer restrictions on such investors, including a two-year lockup of the Ordinary Shares acquired in this private placement, transfer restrictions with respect to the Company’s competitors, and agreements to vote in accordance with the recommendations of the Board at the Company’s shareholders meetings. The Company also granted certain shelf and piggyback registration rights to Beachhead, CCMB and HH Bio China Holdings, and granted Beachhead a right to designate one director to the Board, subject to certain conditions.

In connection with the subscription for 800,000 Ordinary Shares, (i) PWM entered into a margin loan agreement (the “PWM Margin Loan Agreement”) with Morgan Stanley Bank, N.A. as the lender (the “Lender”) and Morgan Stanley & Co. International plc as the calculation agent (the “Agent”) on September 20, 2018, pursuant to which the Lender made a loan to PWM in an amount of US$82,720,000, and (ii) PWM, as the chargor, and the Agent, as the security agent, entered into a debenture on September 20, 2018, pursuant to which PWM charged, among others things, 3,162,854 Ordinary Shares in favor of the Agent as continuing security for the full payment and discharge of its obligations under the PWM Margin Loan Agreement (the “PWM Share Pledge”). In connection with the margin loan made available by the Lender pursuant to the PWM Margin Loan Agreement, the Company waived certain transfer restrictions under the PWM IRA so that PWM would be permitted to (i) pledge 3,162,854 Ordinary Shares to secure the margin loan, and (ii) pledge or sell up to 897,989 additional Ordinary Shares mainly for the payment of the interest, fees and expenses, and/or the cure of any collateral shortfall under the margin loan. If PWM proposes to sell any of the Ordinary Shares covered by such waiver, the Company will have a right of first offer to purchase or designate another party to purchase all or a portion of such Ordinary Shares at the closing price on the last trading day prior to the date on which PWM delivers a notice of the proposed sale. On May 8, 2020, PWM utilized a portion of the proceeds from the sale of 615,000 Ordinary Shares to Double Double and 385,000 Ordinary Shares to Point Forward to fully prepay all outstanding principal amount and accrued interest under the PWM Margin Loan Agreement, upon which all Ordinary Shares charged by PWM in favor of the Agent under the PWM Share Pledge were released pursuant to the terms thereof. Additional information regarding the PWM Margin Loan Agreement and the PWM Share Pledge can be found in Amendment No. 1 to Schedule 13D and Amendment No. 7 to Schedule 13D filed with the SEC by PWM and other reporting persons on September 24, 2018 and May 11, 2020, respectively.

CITIC Internal Transfer

On October 12, 2018, CCCP IV acquired 2,680,863 Ordinary Shares from CCMB for an aggregate consideration of US$249,563,145.40 (the “CITIC Internal Transfer”). On the same day, CCCP IV entered into a deed of adherence (the “CITIC Adherence Deed”) in accordance with the CITIC IRA, pursuant to which CCCP IV agreed to be bound by all of the terms, provisions and conditions contained in the CITIC IRA. Additional information regarding the CITIC Internal Transfer and the CITIC Adherence Deed can be found in Amendment No. 2 to Schedule 13D filed by CCMB and other reporting persons with the SEC on October 16, 2018.

TJWY Medical Purchase

On November 28, 2018, the Company entered into a share transfer agreement with Smart Step Investments Limited (“Smart Step”), the then largest shareholder of Beijing Taijieweiye Technology Co., Ltd. (“TJWY Medical”), a manufacturer of interventional products, pursuant to which the Company purchased approximately 11.55% of the equity interests in TJWY Medical from Smart Step for cash consideration of US$10,812,893. Pursuant to the share transfer agreement, the Company has the right to request Smart Step to redeem full or part of the equity interests in TJWY Medical transferred at the original purchase price plus 6% compound interest rate per annum. Such right can be exercised by the Company within six months from the third anniversary of the closing date of this transaction. This transaction was completed on January 23, 2019. The ultimate beneficial owner of Smart Step is Ms. Yufeng Liu (“Ms. Liu”). Additional information about Ms. Liu can be found in Annex A attached hereto.

Current Proposal and Proposed Transaction

In August and September 2018, Beachhead subscribed for a total of 3,050,000 Ordinary Shares from the Company in a negotiated private placement transaction and became a shareholder of the Company. Since then, Beachhead (together with Double Double and Point Forward and their respective affiliates, collectively, “Centurium”) has held such acquired Ordinary Shares for investment purposes and reserved the option to make additional purchases of Ordinary Shares or make other investment decisions from time to time, depending on Centurium’s evaluation of the Company’s business, prospects and financial condition, among other things.

In connection with Centurium’s periodic evaluation of its investment in the Company, on September 4, 2019, a representative of Centurium initially contacted a representative of PWM, and preliminarily discussed the possibility of a potential transaction involving the Company.

On September 9, 2019, a representative of Centurium contacted Sean Shao, an independent director of the Company, in connection with a limited waiver (the “Initial Waiver”) of certain restrictions under the Centurium IRA, the CITIC IRA and the Hillhouse IRA and the Company’s amended and restated preferred shares rights agreement (as amended by amendment no. 1 thereto and as may be further amended from time to time, the “Rights Agreement”) in order to, among other things, permit potential discussions among such investors regarding the possibility of submitting a proposal to acquire all of the Company’s total issued and outstanding Ordinary Shares not beneficially owned by such investors and the potential formation of a buyer consortium in connection therewith.

On September 11, 2019, the Company granted the Initial Waiver to Beachhead.

On September 12, 2019, a representative of Centurium contacted a representative of Parfield to discuss Parfield’s potential participation in a buyer consortium in connection with the Proposed Transaction. Later on the same day, Kirkland & Ellis, legal counsel to Centurium and the Buyer Consortium (“Kirkland & Ellis”), on behalf of Centurium, provided a draft of the Consortium Agreement to K&L Gates, legal counsel to Parfield, for their review and comments.

On September 13, 2019, Centurium provided to Wilson Sonsini Goodrich & Rosati (“WSGR”), legal counsel to PWM and the Buyer Consortium, a draft of the Consortium Agreement for their review and comments.

On September 15, 2019, WSGR provided a draft of the PWM SPA to Centurium and Kirkland & Ellis for their review and comments.

On September 16, 2019, a representative of Centurium contacted representatives of HH Sum to discuss HH Sum’s potential participation in the Proposed Transaction.

On September 17, 2019, a representative of Centurium contacted representatives of each of CCCP IV and V-Sciences to discuss CCCP IV’s and V-Sciences’ potential participation in the Proposed Transaction. On the same day, Kirkland & Ellis, on behalf of Centurium, provided a draft of the Consortium Agreement to each of CCCP IV, HH Sum and V-Sciences (or, in certain instances, their applicable advisors).

Also, on September 17, 2019, in connection with the ongoing discussion of Parfield’s participation in the Buyer Consortium, Kirkland & Ellis, on behalf of Centurium, provided a draft of the Parfield SPA to K&L Gates for its and Parfield’s review and comments.

In the afternoon on September 18, 2019, Kirkland & Ellis, on behalf of the Buyer Consortium, contacted Davis Polk & Wardwell LLP (“Davis Polk”), legal counsel to the Company, to request a second waiver under the IRAs and the Rights Agreement (the “Second Waiver”) in order to, among other things, permit the submission of an acquisition proposal to the Board and the entry into the Consortium Agreement, the PWM SPA and the Parfield SPA. Later in the afternoon on September 18, 2019, the Board held a meeting to discuss the Second Waiver, and at such meeting, Mr. Hui Li (“Mr. Li”) indicated that, if the Board were to approve the Second Waiver, Centurium and other members of the Buyer Consortium could submit a proposal to the Board to acquire the Company with a purchase price at US$120.00 per Ordinary Share. Later on the same day, the Company granted the Second Waiver to Beachhead, PWM, CCCP IV and HH China Bio Holdings.

Following the receipt of the Second Waiver, in the evening on September 18, 2019, the Initial Consortium Members entered into the Consortium Agreement, pursuant to which (as amended as of the date hereof) each Initial Consortium Member agreed, among other things, to (i) cooperate with the other members of the Buyer Consortium in good faith to undertake due diligence with respect to the Company and its business, engage in discussions with the Company regarding the Proposal and negotiate in good faith the terms of the definitive documentation in connection with the Proposed Transaction as contemplated by the Proposal, (ii) for a period of 12 months after the date of the Consortium Agreement, work exclusively with each other member of the Buyer Consortium with respect to the Proposed Transaction and vote all equity securities of the Company held or otherwise beneficially owned by it or its affiliates in favor of the authorization and approval of the Proposed Transaction and any definitive documentation in connection therewith, and against any alternative transaction, (iii) for a period of 12 months after the date of the Consortium Agreement, not transfer any equity securities of the Company held by it or its affiliates, and not acquire any additional equity securities of the Company, except for (A) transfers to an affiliate of such Initial Consortium Member or another member of the Buyer Consortium, (B) certain other transactions approved by a majority of the Initial Consortium Members and (C) transfers and acquisitions pursuant to the share incentive plans of the Company or in connection with the settlement of certain existing derivative transactions involving any securities of the Company, and (iv) contribute its Rollover Securities to Parent in exchange for a certain number of newly issued shares of Parent, in each case subject to the terms and conditions of the Consortium Agreement. PWM’s obligations under the Consortium Agreement to vote in favor of the Proposed Transaction and contribute its Rollover Securities are subject to the approval by the shareholders of PWM at an extraordinary general meeting of PWM. Concurrently with the execution and delivery of the Consortium Agreement, the Initial Consortium Members submitted the Proposal to the Board. The Company announced the receipt of the Proposal from the Buyer Consortium after the market closed on September 18, 2019. During the period from September 19 to September 30, 2019, each of the Initial Consortium Members, and/or their respective reporting persons, separately filed a Schedule 13D or an amendment to Schedule 13D, to report, among other things, the submission of the Proposal and the entry into the Consortium Agreement.

Also, on September 18, 2019, in connection with the formation of the Buyer Consortium, Beachhead entered into (i) the PWM SPA with PWM, pursuant to and subject to the terms and conditions of which PWM agreed to sell to Beachhead, and Beachhead agreed to purchase from PWM, the PWM Sale Shares at the PWM Purchase Price, subject to further adjustments in accordance with the terms and conditions of the PWM SPA; and (ii) the Parfield SPA with Parfield and Amplewood, pursuant to and subject to the terms and conditions of which Parfield and/or Amplewood agreed to sell to Beachhead, and Beachhead agreed to purchase from Parfield and/or Amplewood, the Parfield Sale Shares at the Parfield Purchase Price, subject to further adjustments in accordance with the terms and conditions of the Parfield SPA. Each of Beachhead, PWM and Parfield, together with their respective reporting persons, separately reported the entry into the PWM SPA and/or the Parfield SPA (as applicable) in the same Schedule 13D or amendment to Schedule 13D described in the preceding paragraph.

On September 20, 2019, a representative of the Capital Sellers contacted a representative of Centurium to discuss whether Centurium or the Buyer Consortium would be interested in exploring a purchase of the Capital Sellers’ Ordinary Shares.

On September 24, 2019, the Company announced that the Board had formed a special committee (the “Special Committee”) to review and evaluate the Proposal. The Special Committee is composed of Mr. Sean Shao, Dr. Yungang Lu and Mr. Qi Ning, who are independent directors of the Company and unaffiliated with any member of the Buyer Consortium. Mr. Sean Shao was appointed as the chairman of the Special Committee.

On October 17, 2019, the Company announced that the Special Committee had retained Duff & Phelps, LLC and Duff & Phelps Securities, LLC as its financial advisor and Davis Polk as its legal counsel in connection with its review and evaluation of the Proposal.

On October 20, 2019, each of the Initial Consortium Members entered into a confidentiality agreement with the Company in connection with the Proposed Transaction (collectively, the “Confidentiality Agreements”). Between October 21, 2019 and early February 2020, (i) representatives of the Buyer Consortium and their respective advisors conducted due diligence with respect to the Company; and (ii) Kirkland & Ellis and WSGR, on behalf of certain members of the Buyer Consortium, held some preliminary discussions with Davis Polk with respect to certain aspects of the Proposed Transaction.

Between early October 2019 and mid-November 2019, representatives of Centurium and the Capital Sellers negotiated the proposed terms of the Capital SPA.

On November 14, 2019, Kirkland & Ellis, on behalf of Centurium and certain other members of the Buyer Consortium, contacted Davis Polk to request another waiver from the Company under (i) the IRAs, (ii) the Rights Agreement and (iii) the applicable Confidentiality Agreements (the “Third Waiver”) with respect to, among other things, the Capital SPA and an amendment to the Consortium Agreement to be entered into by the relevant parties.

On November 15, 2019, the Board granted the Third Waiver to Beachhead, Double Double, PWM, Parfield, CCCP IV, HH Sum and HH China Bio Holdings.

On the same day, following receipt of the Third Waiver, Beachhead and Double Double entered into the Capital SPA with the Capital Sellers to acquire the Capital Sale Shares at the Capital Sale Price. Additional information regarding this purchase (including a copy of the Capital SPA) can be found in the Amendment No. 7 to Schedule 13D filed with the SEC by the Centurium Filing Persons and other reporting persons on November 15, 2019.

Between November 18, 2019 and January 23, 2020, representatives of Centurium negotiated (i) the proposed terms of the Centurium SPAs with representatives of CCCP IV, HH Sum and V-Sciences and their respective legal advisors and (ii) the proposed terms of the Consortium Agreement Amendment with representatives of all the other members of the Buyer Consortium and their respective legal advisors.

On December 9, 2019, Beachhead and Double Double completed the purchases of the Capital Sale Shares from Capital Sellers pursuant to the terms and conditions of the Capital SPA.

On December 16, 2019, Beachhead completed the transfer of 901,265 Ordinary Shares to Point Forward in connection with an internal restructuring conducted by certain Centurium Filing Persons. Point Forward executed and delivered to the Company a deed of adherence, dated December 12, 2019, in accordance with the Centurium IRA, pursuant to which Point Forward agreed to be bound by all of the terms, provisions and conditions contained in such Centurium IRA. Additional information regarding this transfer can be found in Amendment No. 8 to Schedule 13D filed with the SEC by the Centurium Filing Persons and other reporting persons on January 24, 2020.

On January 10, 2020, Kirkland & Ellis, on behalf of Centurium and certain other members of the Buyer Consortium, contacted Davis Polk to request another waiver (the “Fourth Waiver”) from the Company (i) under the IRAs, the Rights Agreement and the applicable Confidentiality Agreements with respect to, among other things, the Centurium SPAs and the Consortium Agreement Amendment to be entered into by the relevant parties and (ii) under the Centurium IRA and the Rights Agreement in connection with the enforcement of the share pledge securing the Facility (as defined below).

On January 23, 2020, the Board granted the Fourth Waiver to Beachhead, Double Double, Point Forward, PWM, Parfield, CCCP IV, HH Sum, HH China Bio Holdings and V-Sciences.

On January 23, 2020, following the receipt of the Fourth Waiver, Double Double entered into a Centurium SPA with each of 2019B Cayman, HH Sum and V-Sciences. Pursuant to and subject to the terms and conditions of the Centurium SPAs, Double Double agreed to sell to 2019B Cayman, HH Sum and V-Sciences the Centurium Sale Shares at the Centurium Sale Price.

On January 23, 2020, Double Double, Point Forward and the Initial Consortium Members entered into the Consortium Agreement Amendment, which reflected, among other things, certain changes in the number of Rollover Securities held by the members of the Buyer Consortium and their respective affiliates that had occurred and that would occur if the transactions contemplated by the Centurium SPAs are consummated. By execution and delivery of the Consortium Agreement Amendment, each of Double Double and Point Forward joined the Buyer Consortium and, from January 23, 2020, all references to the “Buyer Consortium” in the Consortium Agreement included, in addition to the Initial Consortium Members, Double Double and Point Forward. During the period from January 24 to January 27, 2020, each of Centurium, PWM, CCCP IV, HH Sum and V-Sciences, and/or its other reporting persons, separately filed an amendment to Schedule 13D to report, among other things, the entry into the Consortium Agreement Amendment, and if applicable, the Centurium SPAs.

Also, on January 23, 2020, Kirkland & Ellis, on behalf of the Buyer Consortium, provided an initial draft of the Merger Agreement with respect to the Proposed Transaction to Davis Polk. The draft Merger Agreement provided for, among other things, (a) a provision that PWM’s vote in favor of the Merger and its obligations to contribute its Ordinary Shares to Parent would be subject to and contingent upon the approval of PWM’s shareholders, (b) a covenant that the Company would use its reasonable best efforts to ensure its offshore available U.S. dollar cash at the closing of the Merger would be no less than a minimum amount and would make such cash available as a source of funds for the Merger, (c) general “no-shop” obligations of the Company, (d) a condition to Parent’s obligations to consummate the transactions contemplated by the Merger Agreement that the amount of dissenting shares not exceed a specified percentage of the total outstanding Ordinary Shares, and (e) payment of a termination fee by the Company if the Merger Agreement would be terminated under certain circumstances where the Company either enters into or consummates an acquisition proposal within 12 months of such termination.

On February 11, 2020, Davis Polk, on behalf of the Special Committee, provided comments on the draft Merger Agreement to Centurium and Kirkland & Ellis. The revised draft Merger Agreement provided for, among other things, (a) a “majority-of-minority” voting requirement pursuant to which the Merger would need to be approved by a majority of the Ordinary Shares not held by Consortium Members and their afffiliates, (b) a 60-day post-signing “go-shop” period, (c) a right for the Board to effect a change in its recommendation to vote in favor of the Merger if the Board received a superior proposal or if the failure to do so would otherwise be inconsistent with the fiduciary duties of the Board and (d) payment by Parent of a reverse termination fee in the event that the Merger did not close by the end date of the Merger Agreement as a result of applicable regulatory requirements having not been satisfied (or an order being issued) due to any action or inaction of Parent, Merger Sub, any member of the Buyer Consortium or any Rollover Securityholder, and removed, among other things, (i) the provision in relation to the requirement that PWM obtain the approval of its shareholders with respect to its voting, contribution and other obligations in connection with the Proposed Transaction, (ii) the covenant in relation to the minimum offshore available Company cash requirement, (iii) the closing condition with respect to the maximum percentage of dissenting shares, and (iv) the payment of a termination fee by the Company in connection with an acquisition proposal.

On February 14, 2020, Beachhead, as borrower, entered into a margin loan facility agreement (“Facility Agreement”) with Ping An Bank Co., Ltd. (平安银行股份有限公司), acting through the Offshore Banking Center, as arranger, lender, agent and security agent (“Ping An”). Pursuant to the Facility Agreement, Ping An agreed to provide a term facility of US$350 million in aggregate to Beachhead (the “Facility”). The maturity date of the Facility is February 14, 2025. The payment obligations of Beachhead under the Facility Agreement will be secured by, amongst others, a first priority security interest over a certain number of Ordinary Shares held by or to be acquired by Beachhead.

On February 17, 2020, the Special Committee, through an email sent by Duff & Phelps Securities, LLC to Kirkland & Ellis, requested the Buyer Consortium to consider increasing the price per Ordinary Share of US$120.00 offered in the Proposal.

On February 20, 2020, Kirkland & Ellis held a telephonic meeting with Davis Polk to discuss certain material issues raised in the draft Merger Agreement provided by Davis Polk on February 11, 2020. Those issues included, among others, whether a post-signing “go-shop” period proposed by the Special Committee would be appropriate, the closing condition regarding the maximum percentage of dissenting shareholders, the trigger events for the reverse termination fee payable by the Buyer Consortium, and the closing condition proposed by the Special Committee that, at a general meeting to be held for the purpose of approving the Proposed Transaction, a majority of the Ordinary Shares held by shareholders present and voting at the meeting who are not affiliated with members of the Buyer Consortium approve the Proposed Transaction.

On February 24, 2020, representatives of Centurium and Kirkland & Ellis held a telephonic meeting with representatives of Duff & Phelps Securities, LLC to preliminarily discuss the price increase requested by the Special Committee on February 17, 2020. At the meeting, the participants discussed, among other things, the historical trading prices of the Ordinary Shares, the recent performance of the Company’s business, the potential impacts of the recent outbreak of coronavirus (COVID-19), and general economic conditions in China in recent periods.

On February 27, 2020, Kirkland & Ellis sent to Davis Polk a revised draft of the Merger Agreement. The revised draft Merger Agreement reinstated, among other things, (a) the covenant in relation to the minimum offshore available Company cash requirement, and (b) the closing condition with respect to the maximum percentage of dissenting shares, each of which had been proposed in the draft Merger Agreement sent by Kirkland & Ellis to Davis Polk on January 23, 2020, and removed, among other things, (i) the “majority of minority” voting requirement and (ii) the payment by Parent of a reverse termination fee in the event that the Merger did not close by the end date of the Merger Agreement as a result of applicable regulatory requirements having not been satisfied (or an order being issued) due to any action or inaction of Parent, Merger Sub, any member of the Buyer Consortium or any Rollover Securityholder.

On March 2, 2020, Kirkland & Ellis, on behalf of the Buyer Consortium, contacted Davis Polk and conveyed that the Buyer Consortium, after careful consideration and in light of, without limitation, all of the factors and considerations discussed during the telephonic meeting on February 24, 2020, had decided not to increase the price per Ordinary Share offered in the Proposal.

On March 5, 2020, Davis Polk sent to Kirkland & Ellis a revised draft of the Merger Agreement. The revised draft Merger Agreement provided for, among other things, (a) a lower required minimum amount of offshore available Company cash and (b) an increased threshold for the maximum percentage of dissenting shares in the closing condition, and reinstated, among other things, (i) the “majority-of-minority” voting requirement and (ii) payment by Parent of a reverse termination fee in the event that the Merger did not close by the end date of the Merger Agreement as a result of applicable regulatory requirements having not been satisfied (or an order being issued) due to any action or inaction of Parent, Merger Sub, any member of the Buyer Consortium or any Rollover Securityholder.

On March 16, 2020, Double Double transferred 1,112,591 Ordinary Shares to Beachhead.

On March 17, 2020, Beachhead entered into (i) PWM SPA Amendment No. 1 with PWM and (ii) Parfield SPA Amendment No. 1 with Parfield and Amplewood, pursuant to which, each of the PWM SPA and the Parfield SPA may be terminated if the closing of the transactions contemplated thereunder has not occurred by June 30, 2020 or such other date as may be further agreed by the applicable parties thereto in writing. In addition, section 5.2(b) of the Parfield SPA, pursuant to which Beachhead had agreed to sell the Parfield Sale Shares back to Parfield and/or Amplewood for the same aggregate Parfield Purchase Price if the sale and purchase of the Parfield Sale Shares under the Parfield SPA was consummated and the Proposed Transaction was not consummated, was deleted in its entirety.

On March 30, 2020, CCCP IV transferred 2,477,335 Ordinary Shares to 2019B Cayman.

On April 8, 2020, Beachhead and Point Forward entered into the Parfield Assignment Agreement, pursuant to which Beachhead assigned its rights and obligations with respect to the sale and purchase of the Parfield Sale Shares under the Parfield SPA to Point Forward.

On April 8, 2020, Parfield, Amplewood, Beachhead and Point Forward entered into the Parfield CP Waiver Letter, pursuant to which Parfield, Amplewood, Beachhead and Point Forward agreed to waive the closing condition under the Parfield SPA with respect to the execution of a definitive agreement for the Proposed Transaction.

On April 9, 2020, Point Forward completed the purchase of all 700,000 Parfield Sale Shares from Parfield and Amplewood pursuant to the Parfield SPA and the Parfield Assignment Agreement.

On April 29, 2020, Double Double completed the sale of 266,533 Ordinary Shares and 250,000 Ordinary Shares to 2019B Cayman and V-Sciences, respectively, pursuant to the terms and conditions of the applicable Centurium SPA.

On May 4, 2020, at the request by Kirkland & Ellis on behalf of the Buyer Consortium, the Board granted to members of the Buyer Consortium a waiver (the “Management Discussion Waiver”) under (i) the IRAs, (ii) the Rights Agreement and (iii) the applicable Confidentiality Agreements to enable discussions and negotiations among members of the Buyer Consortium and the management members of the Company or its subsidiaries regarding the potential treatment of the equity securities of the Company beneficially owned by such management members in connection with the Proposed Transaction. As of the date of this Schedule 13E-3, the expiration date of the Management Discussion Waiver has been extended to November 30, 2020.

Since the receipt of the Management Discussion Waiver and through the date of this Schedule 13E-3, representatives of Centurium and Mr. Chow, on behalf of himself and certain other management members of the Company, have discussed the possible treatment in the Proposed Transaction of the equity securities of the Company beneficially owned by Mr. Chow and such other management members and their potential participation in the Proposed Transaction.

On May 5, 2020, PWM and Beachhead entered into the PWM SPA Amendment No. 2, pursuant to which PWM and Beachhead agreed to, among others, waive the closing condition under the PWM SPA with respect to the execution of a definitive agreement for the Proposed Transaction.

On the same day, Beachhead and PWM entered into (i) the PWM-DD Assignment Agreement, pursuant to which Beachhead assigned its rights and obligations with respect to the purchase of 615,000 Ordinary Shares under the PWM SPA to Double Double, and (ii) the PWM-PF Assignment Agreement, pursuant to which Beachhead assigned its rights and obligations with respect to the purchase of 385,000 Ordinary Shares under the PWM SPA to Point Forward.

On May 6, 2020, Double Double completed the sale of 210,876 Ordinary Shares to HH Sum, pursuant to the terms and conditions of the applicable Centurium SPA.

On May 8, 2020, PWM completed the sale of 615,000 Ordinary Shares to Double Double and 385,000 Ordinary Shares to Point Forward, respectively, pursuant to the terms and conditions of the PWM SPA, and as applicable, the PWM-DD Assignment Agreement or the PWM-PF Assignment Agreement.

On May 13, 2020, CCCP IV transferred 1,000,000 Ordinary Shares to 2019B Cayman. On the same day, 2019B Cayman entered into a deed of adherence in accordance with the CITIC IRA, pursuant to which 2019B Cayman agreed to be bound by all of the terms, provisions and conditions contained in the CITIC IRA.

Between early June 2020 and late October 2020, representatives of Centurium, PWM and Parfield negotiated the proposed terms and conditions of the Additional PWM SPAs, the Additional Centurium SPA and the Additional Parfield SPA with representatives of Mr. Chow and CCCP IV and their respective legal advisors and (ii) the proposed terms of an amendment to the Consortium Agreement with representatives of all the other members of the Buyer Consortium and their respective legal advisors.

On July 28, 2020, Parfield, as borrower, and JPMorgan Chase Bank, N. A., acting through its Singapore Branch (“JPMCB”), as lender, entered into an on demand credit facility agreement (the “Parfield Facility Agreement”). Pursuant to the Parfield Facility Agreement, JPMCB agreed to provide an on demand credit facility of US$60 million to Parfield to be utilized in refinancing the previous credit facility from Credit Suisse AG Hong Kong Branch to Parfield. The payment obligations of Parfield under the Parfield Facility Agreement will be secured by, amongst others, a security interest over the 2,437,696 Ordinary Shares held by Parfield which also replaces the previous security interest over such shares in favor of Credit Suisse AG Hong Kong Branch.

On September 11, 2020, Kirkland & Ellis, on behalf of the Buyer Consortium, contacted Davis Polk to request another waiver (the “Fifth Waiver”) from the Company under the IRAs, the Rights Agreement and the applicable Confidentiality Agreements with respect to, among other things, the entry into, or the performance of any obligations under, the Mr. Chow Adherence Deed and the Exclusivity Extension Letter.

On September 16, 2020, the Board granted the Fifth Waiver to Beachhead, Double Double, Point Forward, PWM, Parfield, CCCP IV, 2019B Cayman, HH Sum, HH China Bio Holdings, V-Sciences and Mr. Chow.

On the same day, following the receipt of the Fifth Waiver, Mr. Chow entered into the Mr. Chow Adherence Deed in accordance with the Consortium Agreement, pursuant to which Mr. Chow became a party to the Consortium Agreement and agreed to perform and comply with each of the obligations of an Initial Consortium Member as if he had been an Initial Consortium Member under the Consortium Agreement at the date of execution thereof.

Also, on the same day, the Initial Consortium Members (which, for the avoidance of doubt, included Mr. Chow) entered into the Exclusivity Extension Letter, pursuant to which such Initial Consortium Members agreed to, among other things, extend the Exclusivity Period as defined in Section 4.1 of the Consortium Agreement to December 17, 2020. During the period from September 17 to September 23, 2020, each of Centurium, PWM, CCCP IV, HH Sum, V-Sciences and Mr. Chow, and/or its other reporting persons, separately filed a Schedule 13D or an amendment to Schedule 13D to report, among other things, the entry into the Exclusivity Extension Letter and the admission of Mr. Chow to the Buyer Consortium as an Initial Consortium Member.

On September 23, 2020, CC (2019B) GP Ltd, the general partner of CCC Co-Investment (the “CCC Co-Investment GP”), and Lachesis Biologics Limited (“Lachesis”), an investor of CCC Co-Investment, entered into a letter agreement (the “Lachesis Letter Agreement”). Pursuant to and subject to the terms and conditions of the Lachesis Letter Agreement, among other things, if (i) the Merger Agreement is executed prior to or on June 30, 2021, but is terminated thereafter, (ii) the Merger Agreement has not been executed by June 30, 2021, or (iii) the closing of the Proposed Transaction has not occurred by June 30, 2021, Lachesis would be permitted to withdraw from CCC Co-Investment and, upon such withdrawal, Lachesis would be entitled to receive such number of Ordinary Shares as is equal to the product obtained by dividing (x) the amount of Lachesis’ capital contribution related to funding the acquisition of the Ordinary Shares by (y) US$120.00, if such distribution is permitted under the Consortium Agreement and other agreements among members of the Buyer Consortium with respect to the Proposed Transaction.

On September 25, 2020, Kirkland & Ellis sent to Davis Polk a revised draft of the Merger Agreement. The revised draft Merger Agreement provided for, among other things, (a) a covenant of the Company to provide evidence that its onshore available RMB cash as at the proposed closing of the Merger would not be less than a minimum amount within certain period of time prior to such closing (in addition to the Company’s covenant relating to its offshore available U.S. cash) and a termination right of the Company with the reverse termination fee payable by Parent being adjusted to zero if Parent failed to close the Merger solely due to the Company’s offshore available cash or onshore available cash as at the closing of the Merger being less than certain minimum amounts, (b) a lower threshold for the maximum percentage of dissenting shares in the closing condition, and rejected (i) the “majority-of-minority” voting requirement and (ii) payment by Parent of a reverse termination fee in the event that the Merger did not close by the end date of the Merger Agreement as a result of applicable regulatory requirements having not been satisfied (or an order being issued) due to any action or inaction of Parent, Merger Sub, any member of the Buyer Consortium or any Rollover Securityholder. In addition, in connection with the revised draft of the Merger Agreement, Kirkland & Ellis indicated to Davis Polk that the respective purchasers of the PWM Sale Shares and the Additional Parfield Sale Shares would provide equity commitments in favor of Parent at the closing of the Merger, if the sales with respect to such shares failed to close prior to the closing of the Merger.

On September 29, 2020, Kirkland & Ellis, on behalf of the members of the Buyer Consortium, Biomedical Treasure, Biomedical Future and Biomedical Development, contacted Davis Polk to request another waiver (the “Sixth Waiver”) from the Company under the PWM IRA, the Rights Agreement and the applicable Confidentiality Agreements with respect to, among other things, the entry into, and performance obligations under, the Additional PWM SPAs, the Additional Parfield SPA, the Additional Centurium SPA and the Management Adherence Deed.

On October 14, 2020, Mr. Chow entered into a confidentiality agreement with the Company with respect to the Proposed Transaction in substantially the same form as the Confidentiality Agreements entered into by and between the Company and each of Beachhead, PWM, Parfield, CCCP IV, HH Sum and V-Sciences (references hereinafter to “Confidentiality Agreements” shall include such confidentiality agreement between the Company and Mr. Chow).

On October 21, 2020, Davis Polk sent to Kirkland & Ellis a revised draft of the Merger Agreement. Later that day, Kirkland & Ellis circulated initial draft forms of the Equity Commitment Letter and Limited Guarantee to be executed and delivered by certain members of the Buyer Consortium in connection with the Proposed Transaction to Davis Polk.

Between October 26, 2020 and the date of this Schedule 13E-3, Davis Polk and Kirkland & Ellis exchanged comments on the draft form Equity Commitment Letter and Limited Guarantee.

On October 26, 2020, the Board granted the Sixth Waiver to the members of the Buyer Consortium, Biomedical Treasure, Biomedical Future and Biomedical Development.

On the same day, in connection with the transactions contemplated by the Additional PWM SPAs, Cross Mark Limited, a substantial shareholder of PWM, executed and delivered voting undertakings to PWM (each an “Additional PWM Sales Voting Undertaking” and collectively, the “Additional PWM Sales Voting Undertakings”), pursuant to and subject to the terms and conditions of which, Cross Mark Limited agreed to, among other things, at any extraordinary general meeting of shareholders of PWM and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of PWM is sought, exercise all of its voting rights attaching to the ordinary shares held by it in PWM to (a) approve the transactions contemplated by the respective Additional PWM SPAs; (b) oppose the taking of any action which might, in any material respect, interfere with, delay, adversely affect or be inconsistent with PWM’s obligations in connection with the transactions contemplated by the respective Additional PWM SPAs; and (c) vote in consistency with the recommendations of the board of directors of PWM with respect to PWM’s obligations under the respective PWM Letter Agreements and any other agreements or documents in connection therewith. In addition, on the same day, Cross Mark Limited also executed and delivered a voting undertaking to PWM (the “Cross Mark Merger Voting Undertaking” and together with the Additional PWM Sales Voting Undertakings, the “Cross Mark Voting Undertakings”) pursuant to and subject to the terms and conditions of which, Cross Mark Limited agreed to, among other things, at any extraordinary general meeting of shareholders of PWM and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of PWM is sought, exercise all of its voting rights attaching to the ordinary shares held by it in PWM to (a) approve and enable PWM to vote the Ordinary Shares and other equity securities of the Company held by PWM in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Proposed Transaction; (b) oppose the taking of any action which might, in any material respect, interfere with, delay, adversely affect or be inconsistent with PWM’s obligations in connection with the Merger Agreement and the transactions contemplated thereby, including the Proposed Transaction; and (c) vote in consistency with the recommendations of the board of directors of PWM with respect to its obligation of sharing a portion of the costs and expenses incurred by the Buyer Consortium (including any termination fee payable to the Company pursuant to the Merger Agreement) or any other arrangements in connection with the Proposed Transaction as agreed by PWM and such other parties.

On October 26, 2020, in connection with the transactions contemplated by the Additional PWM SPAs, Additional Centurium SPA and Additional Parfield SPA and in consideration for the Cross Mark Voting Undertakings, Centurium and PWM granted an irrevocable written consent (the “Material Initial Consortium Member Consent”) pursuant to the Consortium Agreement (including, but not limited to, Section 4.4(a) and Section 4.7 thereof) for the purposes of permitting, among other things, the entry into, and the transactions contemplated by, the Additional PWM SPAs, the Additional Centurium SPA, the Additional Parfield SPA and the Management Adherence Deed by the relevant parties thereto, and the performance of their respective obligations thereunder by such relevant parties thereto.

Following the receipt of the Sixth Waiver and the Material Initial Consortium Member Consent, on October 26, 2020, Biomedical Treasure, Biomedical Future and Biomedical Development executed the Management Adherence Deed in accordance with the Consortium Agreement, pursuant to which each of Biomedical Treasure, Biomedical Future and Biomedical Development became a party to the Consortium Agreement and agreed to, among other things, perform and comply with each of the obligations of an Initial Consortium Member as if each of them had been an Initial Consortium Member under the Consortium Agreement at the date of execution thereof.

On October 26, 2020, the relevant parties entered into the Additional PWM SPAs, the Additional Centurium SPA and the Additional Parfield SPA.

On the same day, in connection with the transactions contemplated by the applicable Additional PWM SPAs, the Company and PWM entered into an Assignment and Amendment Agreement with each of Biomedical Treasure and Biomedical Future, respectively, with respect to the rights and obligations of PWM under the PWM IRA (each a “PWM IRA Assignment Agreement” and collectively, the “PWM IRA Assignment Agreements”). Pursuant to the PWM IRA Assignment Agreements, among others, PWM agreed to, subject to and with effect from the closing of the transactions contemplated by the applicable Additional PWM SPA, assign all of its rights, obligations and covenants with respect to and in connection with the applicable Additional PWM Sale Shares under the PWM IRA (as amended by the applicable PWM IRA Assignment Agreement) to Biomedical Treasure and Biomedical Future, respectively; provided that the rights, obligations and covenants of PWM in connection with board representation in the Company will only be assigned to Biomedical Treasure.

Concurrently with the execution and delivery of the Additional PWM SPAs, PWM entered into a PWM Letter Agreement with each of Biomedical Treasure, 2019B Cayman and Biomedical Future and certain other parties, pursuant to which, the parties thereto agreed, among others: (i) during such period from the date of the relevant PWM Letter Agreement and until the occurrence of any of the following events (whichever is the earliest), PWM shall not rollover the Additional PWM Sale Shares in the Proposed Transaction: (w) the closing of the transactions contemplated by the corresponding Additional PWM SPA; (x) the valid termination of the corresponding Additional PWM SPA; (y) the closing of the Proposed Transaction and (z) the execution of the Merger Agreement (or any amendment to or restatement of the Merger Agreement) which provides that the Per Share Merger Consideration is less than US$120.00; (ii) in the event that the closing of the Proposed Transaction takes place before the closing of the transactions contemplated by the corresponding Additional PWM SPA, PWM shall be cashed out in the Proposed Transaction for so long as the Per Share Merger Consideration is not less than US$120.00; and (iii) PWM shall bear the agreed portion of out-of-pocket costs and expenses that have been incurred and accrued by the Buyer Consortium in connection with the Proposed Transaction prior to the closing of the transactions contemplated by the corresponding Additional PWM SPA, each subject to the terms and conditions of the relevant PWM Letter Agreement.

Concurrently with the execution and delivery of the Additional Parfield SPA, Parfield entered into the Parfield Letter Agreement with 2019B Cayman, pursuant to which, the parties thereto agreed, among others: (i) during the period from the date of the Parfield Letter Agreement until the occurrence of any of the following events (whichever is the earliest), Parfield shall not roll over the Additional Parfield Sale Shares in the Proposed Transaction: (w) the closing of the transactions contemplated by the Additional Parfield SPA; (x) the valid termination of the Additional Parfield SPA; (y) the closing of the Proposed Transaction and (z) the execution of the Merger Agreement (including any amendment, supplement or restatement thereof) which provides that the Per Share Merger Consideration is less than US$120.00; (ii) in the event that the closing of the Proposed Transaction takes place before the closing of the transactions contemplated by the Additional Parfield SPA, Parfield shall be cashed out with respect to the Additional Parfield Sale Shares in the Proposed Transaction unless the Additional Parfield SPA shall have been validly terminated or the executed Merger Agreement (including any amendment, supplement or restatement thereof) provides that the Per Share Merger Consideration is less than US$120.00; (iii) in the event of (x) the valid termination of the Additional Parfield SPA or (y) the executed Merger Agreement (including any amendment, supplement or restatement thereof) provides that the Per Share Merger Consideration is less than US$120 and Parfield proposes, within three months thereafter, to transfer any Ordinary Shares held by it to Biomedical Treasure, Biomedical Future or an party who to the knowledge of Parfield is an affiliate of Biomedical Treasure or Biomedical Future, Parfield shall provide 2019B Cayman a right of first refusal to purchase such Ordinary Shares (but not exceeding 300,000 Ordinary Shares) on the same terms and conditions; (iv) Parfield shall bear the agreed portion of all out-of-pocket costs and expenses under the Consortium Agreement that have been incurred and accrued by the Buyer Consortium in connection with the Proposed Transaction prior to the closing of the transactions contemplated by the Additional Parfield SPA, subject to the terms and conditions of the Parfield Letter Agreement; and (v) subject to the terms and conditions of the Parfield Letter Agreement, Parfield shall ensure that the limited guarantee to be provided by Parfield and/or its affiliates (the “Parfield Guarantor”) along with certain other members of the Buyer Consortium in favor of the Company pursuant to the Merger Agreement shall guarantee such percentage of the termination fee and certain other amounts payable to the Company under the Merger Agreement as if Parfield’s Equity Contribution (as defined in the Consortium Agreement) in the Proposed Transaction included the Additional Parfield Sale Shares unless closing of the transactions contemplated by the Additional Parfield SPA shall have occurred already; provided that if the closing of the transactions contemplated by the Additional Parfield SPA shall have occurred, 2019B Cayman will pay Parfield the relevant portion of any amount paid or payable by the Parfield Guarantor  under such limited guarantee representing the Additional Parfield Sale Shares.

On October 26, 2020, each of Double Double and Point Forward entered in to the PWM SPA Amendment No. 3 with PWM, pursuant to which each of Double Double and Point Forward paid to PWM on October 27, 2020 an additional amount equal to the product of (a) US$19.00, multiplied by (b) the number of the PWM Sale Shares purchased by it under the PWM SPA, and the post-closing price adjustment provisions of the PWM SPA were deleted in their entirety with Double Double and Point Forward and their affiliates having no obligations or liabilities under such provisions.

On October 26, 2020, Point Forward entered in to the Parfield SPA Amendment No. 2 with Parfield and Amplewood, pursuant to which Point Forward paid to Parfield and Amplewood on October 27, 2020 an additional amount equal to the product of (a) US$19.00, multiplied by (b) the number of Parfield Sale Shares purchased by it pursuant to the terms and conditions of the Parfield SPA and the Parfield Assignment Agreement, and the post-closing price adjustment provisions of the Parfield SPA were deleted in their entirety with Point Forward and its affiliates having no obligations or liabilities under such provisions.

During October 28, 2020 and October 29, 2020, each of Centurium, PWM, CCCP IV, Parfield, HH Sum and Mr. Chow, and/or its or his other reporting persons, separately filed an amendment to Schedule 13D to report, among other things, the admission of each of Biomedical Treasure, Biomedical Future and Biomedical Development to the Buyer Consortium as an Initial Consortium Member, and the entry into the Additional PWM SPAs, the Additional Centurium SPA and the Additional Parfield SPA, the PWM SPA Amendments No. 3 and/or the Parfield SPA Amendment No. 2 (as applicable).

On October 29, 2020, Davis Polk sent comments to Kirkland & Ellis with respect to certain of the Company’s representations and warranties under the draft Merger Agreement.

On October 31, 2020, Kirkland & Ellis sent to Davis Polk (i) an initial draft of the Support Agreement to be executed and delivered by and among Parent, holders of Rollover Securities and certain other parties named therein, (ii) an initial draft of PWM Merger Voting Undertaking to be issued by PWM in favor of Parent in connection with the Proposed Transaction and (iii) a revised draft of the Merger Agreement reflecting the Buyer Consortium’s position on the key commercial issues communicated with Davis Polk earlier that day and certain other matters.

Between October 3, 2020 and November 9, 2020, Kirkland & Ellis and Davis Polk exchanged drafts of the Merger Agreement, PWM Merger Voting Undertaking, Support Agreement, Equity Commitment Letters, Limited Guarantees and A&R Consortium Agreement and negotiated the remaining major outstanding issues in the Merger Agreement, including (i) the minimum amount of offshore available Company cash, (ii) the “majority-of-minority” voting requirement, (iii) the closing condition with respect to the maximum percentage of dissenting shares, and (iv) payment by Parent of a reverse termination fee in the event that the Merger did not close by the end date of the Merger Agreement as a result of applicable regulatory requirements having not been satisfied (or an order being issued) due to any action or inaction of Parent, Merger Sub, any member of the Buyer Consortium or any Rollover Securityholder.

On November 9, 2020, Kirkland & Ellis, on behalf of the members of the Buyer Consortium and the Rollover Securityholders contacted Davis Polk to request another waiver (the “Seventh Waiver” and together with the First Waiver, the Second Waiver, the Third Waiver, the Fourth Waiver, the Management Discussion Waiver, the Fifth Waiver and the Sixth Waiver, collectively, the “Waivers”) from the Company under the PWM IRA, the Rights Agreement and the applicable Confidentiality Agreements with respect to, among other things, the entry into, and performance obligations under, the Merger Documents.

On November 13, 2020, Merger Sub entered into the Debt Commitment Letter.

On November 19, 2020, the Board granted the Seventh Waiver to the members of the Buyer Consortium, the Rollover Securityholders and their respective affiliates. Following the receipt of the Seventh Waiver, on the same day, Parent, Merger Sub and the Company entered into the Merger Agreement, and together with members of the Buyer Consortium, the other applicable Merger Documents.

Following the consummation of the Merger, the Company will become a wholly owned subsidiary of Parent. In addition, if the Merger is consummated, the Ordinary Shares will no longer be listed on the NASDAQ Global Select Market, the Company’s obligations to file periodic reports under the Exchange Act will be terminated, and the Company will be privately held by the members of the Buyer Consortium. In light of the execution of the Merger Documents, the Filing Persons intend to further amend this Schedule 13E-3 by filing the Merger Schedule 13E-3 Amendment, in which the Filing Persons intend to provide additional details with respect to the Merger Documents and the transactions contemplated thereby, including the Merger.

During the period from November 20 to November 23, 2020, each of Centurium, PWM, CCCP IV, Parfield, HH Sum, V-Sciences and Mr. Chow, and/or its other reporting persons, separately filed an amendment to Schedule 13D to report, among other things, the entry into the Merger Documents.

Item 6 Purposes of the Transaction and Plans or Proposals

The purposes of the Sales and Purchases of Shares contemplated by the PWM SPA, the Parfield SPA and the Centurium SPAs were to transfer Ordinary Shares from PWM, Parfield and/or Amplewood and Double Double to Point Forward, Double Double, 2019B Cayman, HH Sum and V-Sciences, which Ordinary Shares Point Forward, Double Double, 2019B Cayman, HH Sum and V-Sciences intend to contribute to Parent in exchange for a certain number of newly issued shares of Parent in connection with the consummation of the Proposed Transaction, if any, as contemplated by the Support Agreement.

The purposes of the Sales and Purchases of Shares contemplated by the Additional PWM SPAs, the Additional Centurium SPA and the Additional Parfield SPA are to transfer Ordinary Shares from PWM, Parfield and Double Double to Biomedical Treasure, Biomedical Future, Biomedical Development and 2019B Cayman pursuant to the Additional PWM SPAs, the Additional Centurium SPA and the Additional Parfield SPA, as applicable, which Ordinary Shares 2019B Cayman, Biomedical Treasure, Biomedical Future and Biomedical Development intend to contribute to Parent in exchange for a certain number of newly issued shares of Parent in connection with the consummation of the Proposed Transaction, if any, as contemplated by the Support Agreement.

After giving effect to the closings of all of the Sales and Purchases of Shares, the number of Ordinary Shares of the Company beneficially owned by each member of the Buyer Consortium and/or its affiliates will be as set forth below.

Party	Ordinary Shares Beneficially Owned		Ownership Percentage(4)
Beachhead	7,908,726		20.37%
Double Double	-		-
Point Forward	1,986,265		5.12%
PWM	-		-
Parfield	2,137,696		5.51%
CITIC	4,954,035		12.76%
HH Sum(1)	210,876		0.54%
HH China Bio Holdings(2)	2,751,200		7.09%
V-Sciences	1,240,000		3.19%
Mr. Chow(3)	154,259		0.40%
Biomedical Treasure	3,750,000		9.66%
Biomedical Future	660,833		1.70%
Biomedical Development	775,000		2.00%
TB MGMT		-	-
TB Executives		-	-
TB Innovation		-	-
Total	26,528,890		68.32%

(1)       Hillhouse Capital Management, Ltd. is deemed to be the beneficial owner of, and to control the voting power of, the Ordinary Shares held by HH Sum.

(2)       Hillhouse Capital Advisors, Ltd. is deemed to be the beneficial owner of, and to control the voting and investment power of, the Ordinary Shares held by HH China Bio Holdings.

(3)       This number represents an aggregate of 111,509 Ordinary Shares currently held by Mr. Chow and 42,750 Ordinary Shares issuable upon settlement of restricted share units held by Mr. Chow within 60 days from the day hereof.

(4)       The ownership percentages are calculated based on 38,830,846 Ordinary Shares deemed to be outstanding, which consists of (i) 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Company, and (ii) 42,750 Ordinary Shares issuable upon settlement of restricted share units held by Mr. Chow within 60 days from the day hereof.

On April 9, 2020, Point Forward completed the purchase of all 700,000 Parfield Sale Shares from Parfield and Amplewood pursuant to the Parfield SPA and the Parfield Assignment Agreement.

On May 8, 2020, PWM completed the sale of 615,000 Ordinary Shares to Double Double and 385,000 Ordinary Shares to Point Forward, respectively, pursuant to the terms and conditions of the PWM SPA, and as applicable, the PWM-DD Assignment Agreement or the PWM-PF Assignment Agreement.

On April 29, 2020, Double Double completed the sales of 266,533 Ordinary Shares and 250,000 Ordinary Shares to 2019B Cayman and V-Sciences, respectively, pursuant to the terms and conditions of the applicable Centurium SPA.

On May 6, 2020, Double Double completed the sale of 210,876 Ordinary Shares to HH Sum, pursuant to the terms and conditions of the applicable Centurium SPA.

Pursuant to the PWM IRA Assignment Agreement with respect to Biomedical Treasure, PWM shall cause Ms. Yue’e Zhang, the executive director and chief executive officer of PWM and a director of the Company, to resign as a director of the Company with effect from closing of the transactions contemplated under Biomedical Treasure’s Additional PWM SPA, upon which the right to designate a director of the Company pursuant to the PWM IRA will be assigned to Biomedical Treasure.

On November 19, 2020, the Company entered into the Merger Agreement with Parent and Merger Sub, pursuant to which, subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company, with the Company surviving the Merger as the surviving company and a wholly-owned subsidiary of Parent. If the Merger is consummated, among other things, Parent will own all of the issued and outstanding Ordinary Shares, the Ordinary Shares will cease to be listed for trading on the NASDAQ Global Select Market, the Company’s obligations to file periodic reports under the Exchange Act will be terminated, the Board (of the surviving company in the Merger) will be changed to consist solely of persons to be designated by members of the Buyer Consortium and the Company’s memorandum and articles of association will be changed to reflect the fact that the Company would become a privately held company.

Concurrently with the execution of the Merger Agreement, the Rollover Securityholder, TB MGMT, TB Executives and TB Innovation entered into the Support Agreement with Parent, pursuant to which each Rollover Securityholder agreed with Parent, among other things, (a) subject to the terms and conditions of the Support Agreement, to vote its equity securities of the Company, together with any Ordinary Shares (whether or not subject to a restricted share award of the Company) acquired (whether beneficially or of record) by such Rollover Securityholder after November 19, 2020 and prior to the earlier of the Effective Time and the termination of such Rollover Securityholder’s obligations under the Support Agreement, in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated hereby, and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement; and (b) subject to the terms and conditions of the Support Agreement, to contribute to Parent immediately prior to or at the Effective Time the rollover securities of the Company beneficially owned by such Rollover Securityholder.

Item 7 Purposes, Alternatives, Reasons and Effects

Purposes of, Alternatives to, Reasons for and Effects of the Sales and Purchases of Shares

The reasons for and purposes of the Sales and Purchases of Shares contemplated by the PWM SPA, the Parfield SPA and the Centurium SPA were to transfer Ordinary Shares from PWM, Parfield and/or Amplewood and Double Double to Point Forward, Double Double, 2019B Cayman, HH Sum and V-Sciences, which Ordinary Shares Point Forward, Double Double, 2019B Cayman, HH Sum and V-Sciences intend to contribute to Parent in exchange for a certain number of newly issued shares of Parent in connection with the consummation of the Proposed Transaction, if any, as contemplated by the Support Agreement. Each of Point Forward, 2019B Cayman and HH Sum undertook the applicable Sales and Purchases of Shares contemplated by the PWM SPA, the Parfield SPA and the Centurium SPAs, as applicable, to increase its ownership of the issued and outstanding Ordinary Shares and its voting interest in the Company, and each of Point Forward, 2019B Cayman and HH Sum did not consider any alternatives to such applicable Sales and Purchases of Shares as a means to accomplish such purposes.

The reasons for and purposes of the Sales and Purchases of Shares contemplated by the Additional PWM SPAs, the Additional Centurium SPA and the Additional Parfield SPA are to transfer Ordinary Shares from PWM, Parfield and Double Double to Biomedical Treasure, Biomedical Future, Biomedical Development and 2019B Cayman pursuant to the Additional PWM SPAs, the Additional Centurium SPA and the Additional Parfield SPA, as applicable, which Ordinary Shares 2019B Cayman, Biomedical Treasure, Biomedical Future and Biomedical Development are required under the Support Agreement to contribute to Parent in exchange for a certain number of newly issued shares of Parent in connection with the consummation of the Proposed Transaction, if any, as contemplated by the Support Agreement. Each of Biomedical Treasure, Biomedical Future, Biomedical Development and 2019B Cayman are undertaking the applicable Sales and Purchases of Shares contemplated by the Additional PWM SPAs, the Additional Parfield SPA and the Additional Centurium SPA, as applicable, to acquire ownership of issued and outstanding Ordinary Shares and voting interest in the Company or to increase its ownership of issued and outstanding Ordinary Shares and its voting interest in the Company, and each of Biomedical Treasure, Biomedical Future, Biomedical Development and 2019B Cayman did not consider any alternatives to such applicable Sales and Purchases of Shares as a means to accomplish such purposes.

With respect to PWM, the consummation of the Sales and Purchases of Shares contemplated by the Additional PWM SPAs will provide PWM with an immediate cash inflow and enable PWM to crystallize its investment gains in the Company in an expedited manner. In light of the recent developments and prospects for PWM’s business of research and development, manufacturing and sale of advanced infusion set products and intravenous cannula products (the “PWM Infusion Set Business”) and its market in China, PWM considers that the Sales and Purchases of Shares contemplated by the Additional PWM SPAs present an opportunity for PWM to reallocate its financial resources to and focus on (i) the PWM Infusion Set Business through increasing production capacity and capacity in research and development for advance infusion set products and cannula products, and (ii) continuing the research and development and expansion of the diabetes therapy sector medical devices and other medical sectors (such as insulin pump, insulin injection needle and pen) to further optimize its business coverage. PWM also consider that a divestment of a minority investment in the plasma business as operated by the Company will help PWM to focus on its business plan as described in the foregoing of this paragraph in the near future. In addition, the Sales and Purchases of Shares contemplated by the Additional PWM SPAs would enable PWM to optimize its capital structure and share the investment gains with its shareholders by way of distribution of a special dividend, which would not be available should PWM continues with the rollover of its Ordinary Shares in the Proposed Transaction. Upon closing of the Sales and Purchases of Shares contemplated by the Additional PWM SPAs, PWM will cease to be a holder of any Ordinary Shares and is expected to cease to be a member of the Buyer Consortium.

In the event the closings of all of the Sales and Purchases of Shares are consummated, (i) the Centurium Filing Persons will beneficially own 9,894,991 Ordinary Shares, representing 25.48% of the total outstanding Ordinary Shares issued by the Company, (ii) PWM will no longer own any Ordinary Shares, (iii) the Parfield Filing Persons will beneficially own 2,137,696 Ordinary Shares, representing 5.51% of the total outstanding Ordinary Shares issued by the Company, (iv) the CITIC Filing Persons will beneficially own 4,954,035 Ordinary Shares, representing 12.76% of the total outstanding Ordinary Shares issued by the Company, (v) (A) HH China Bio Holdings will directly hold 2,751,200 Ordinary Shares, representing 7.09% of the total outstanding Ordinary Shares issued by the Company, and (B) HH Sum will directly hold 210,876 Ordinary Shares, representing 0.54% of the total outstanding Ordinary Shares issued by the Company, (vi) V-Sciences will beneficially own 1,240,000 Ordinary Shares, representing 3.19% of the total outstanding Ordinary Shares issued by the Company and (vii) the Management Filings Persons will beneficially own 5,340,092 Ordinary Shares (including 42,750 Ordinary Shares issuable upon settlement of restricted share units held by Mr. Chow within 60 days from the day hereof), representing 13.75% of the total outstanding Ordinary Shares issued by the Company. The ownership percentages are calculated based on 38,830,846 Ordinary Shares deemed to be outstanding, which consists of (i) 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Company, and (ii) 42,750 Ordinary Shares issuable upon the vesting of restricted share units held by Mr. Chow that would vest within 60 days from the day hereof.

The Sales and Purchases of Shares are private share transfers among members of the Buyer Consortium and their affiliates. As such, the aggregate ownership of Ordinary Shares by the members of the Buyer Consortium and their affiliates will not be affected solely by the consummation of the Sales and Purchases of Shares. As of the date of this Schedule 13E-3, the members of the Buyer Consortium and/or their affiliates currently, and, following the consummation of the Sales and Purchases of Shares, would continue to, beneficially own an aggregate of 68.32% of 38,830,846 Ordinary Shares deemed to be outstanding, which consists of (i) 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Company, and (ii) 42,750 Ordinary Shares issuable upon settlement of restricted share units held by Mr. Chow within 60 days from the day hereof, which is more than the two-thirds majority required under the Cayman Islands Companies Law to approve the Merger. However, the Company has in place various anti-takeover defense mechanisms that (x) prohibit the Buyer Consortium from entering into agreements for or consummating the Proposed Transaction without the Board’s approval and (y) protect the Board’s control over the transaction process. Such anti-takeover defense mechanisms include, among others, the Confidentiality Agreements, the IRAs, a “poison pill” (i.e., the Rights Agreement) and a staggered board. The Confidentiality Agreements contain broad “standstill” provisions prohibiting members of the Buyer Consortium and their respective affiliates from, among other things, (i) acquiring any securities of the Company, (ii) agreeing to any merger or other extraordinary transaction involving the Company, (iii) soliciting proxies or (iv) otherwise seeking to control or influence the management or the policies of the Company. The Centurium IRA, the CITIC IRA and the Hillhouse IRA prohibit the Filing Persons who are parties thereto and their affiliates from soliciting, effecting, proposing, participating in or knowingly assisting or facilitating “any action with respect to the Company or its Subsidiaries” that is not recommended by the Board. Under the Rights Agreement, if any person or group acquires 15% or more of the outstanding Ordinary Shares without the Board’s approval, the “poison pill” would be triggered which would result in significant dilution of the acquiring person’s or group’s interest in the Company. Finally, the Board is divided into three classes, with one class reelected each year. The Waivers granted by the Company under the Confidentiality Agreements, the IRAs and the Rights Agreement did not change the above protections for the Board, because the Board has the full discretion and control over whether or not to grant each such Waiver and certain Waivers were granted for only limited purposes including, among others things, to permit the formation of the Buyer Consortium, the acquisition of the Capital Sale Shares and the Sales and Purchases of Shares.

Purposes of, Alternatives to, Reasons for and Effects of the Proposed Transaction

For the Buyer Consortium, the purpose of the Proposed Transaction is to enable the Buyer Consortium to acquire the remaining outstanding Ordinary Shares that are not owned by the members of the Buyer Consortium and their respective affiliates in a transaction in which the Company’s shareholders, other than the members of the Buyer Consortium and their respective affiliates, will be cashed out for the proposed purchase price per Ordinary Share of US$120.00, so that the Buyer Consortium will bear the rewards and risks of sole ownership of the Company, including any increases in value of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. In the course of considering the Proposed Transaction, the Buyer Consortium did not consider alternative transaction structures because the Buyer Consortium believes that a Merger will be the most direct and effective way to enable the Buyer Consortium to acquire full ownership and control of the Company. The Filing Persons are filing this Schedule 13E-3 because they have determined that the Sales and Purchases of Shares are steps in a series of transactions that have the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. On November 19, 2020, the Company entered into the Merger Agreement with Parent and Merger Sub, pursuant to which, subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company, with the Company surviving the Merger as the surviving company and a wholly-owned subsidiary of Parent. If the Merger is consummated, among other things, Parent will own all of the issued and outstanding Ordinary Shares, the Ordinary Shares will cease to be listed for trading on the NASDAQ Global Select Market, the Company’s obligations to file periodic reports under the Exchange Act will be terminated, the Board (of the surviving company in the Merger) will be changed to consist solely of persons to be designated by members of the Buyer Consortium and the Company’s memorandum and articles of association will be changed to reflect the fact that the Company would become a privately held company.

The Filing Persons decided to make the Proposal and undertake the Proposed Transaction at this time because they want to take advantage of the benefits of the Company being privately held. Since the acquisition of Ordinary Shares in August 2018 pursuant to the private placements described in Item 5 above, the applicable Filing Persons have respectively held such Ordinary Shares acquired by them for investment purposes and reserved the option to make additional purchases of Ordinary Shares or other investment decisions from time to time (subject to the restrictions under the applicable IRAs and the Rights Agreement), depending on, among other things, their respective evaluations of the Company’s business, prospects and financial condition. Recently, the Filing Persons believe that the operating environment of the Company has changed significantly, and the Company faces a number of challenges, including but not limited to (i) a continued decrease in the average prices for human albumin and human immunoglobulin for intravenous injection products in 2019 and in the second quarter of 2020, (ii) a continued decrease in the revenue generated by the Company from placenta polypeptide products in 2019 and in the first half of 2020, and (iii) an increase in cost of sales in 2019 and in the first quarter of 2020. As a result, the Filing Persons are of the view that there is potential for considerably greater short- and medium-term volatility in the Company’s earnings. Responding to current market challenges will require tolerance for volatility in the performance of the Company’s business and a willingness to make business decisions focused on improving the Company’s long-term profitability. The Filing Persons believe that these strategies would be substantially more difficult to implement if the Company were to continue to be publicly traded in the United States. Following the Proposed Transaction, the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the U.S. public market’s valuation of the Company and the emphasis on short-term, period-to-period performance.

The Filing Persons have not considered any transaction structures with respect to the Proposed Transaction other than a potential merger of Merger Sub with and into the Company as described above because the Filing Persons believe that such a merger would be the most direct and effective way to enable the Buyer Consortium to acquire ownership and control of the Company.

Net Book Value and Net Earnings for the Filing Persons and their respective Affiliates

The table below sets out the indirect interest in the Company’s net book value and net earnings of the Filing Persons and their respective affiliates before and after the Sales and Purchases of Shares and after the Proposed Transaction, if any, based on the historical net book value and net earnings of the Company as of June 30, 2020. The Company’s net earnings for the six months ended June 30, 2020 were approximately US$102,794,298, and its net book value as of June 30, 2020 was approximately US$1,859,085,982. As mentioned elsewhere in this Schedule 13E-3, each of the Sales and Purchases of Shares is a share transfer between two members of the Buyer Consortium and/or their affiliates, and as a result, the Sales and Purchases of Shares will not affect the aggregate interest of members of the Buyer Consortium and their affiliates (including the Filing Persons) in the Company’s net book value and net earnings.

	Ownership Interest Prior to the Sales and Purchases of Shares				Ownership Interest After the Sales and Purchases of Share				Ownership Interest After the Proposed Transaction
	Net Earnings		Net Book Value		Net Earnings		Net Book Value		Net Earnings		Net Book Value
Name	US$’000	%(1)	US$’000	%(1)	US$’000	%(1)	US$’000	%(1)	US$’000	%(1)	US$’000	%(1)
Centurium Filing Persons	28,246	27.48	510,842	27.48	26,194	25.48	473,738	25.48	38,341	37.30	693,419	37.30
PWM	14,086	13.70	254,751	13.70	0	0.00	0	0.00	0	0.00	0	0.00
Parfield Filing Persons	6,453	6.28	116,708	6.28	5,659	5.51	102,345	5.51	8,283	8.06	149,805	8.06
CITIC Filing Persons	9,911	9.64	179,243	9.64	13,114	12.76	237,182	12.76	19,196	18.67	347,168	18.67
Hillhouse Filing Persons	7,841	7.63	141,814	7.63	7,841	7.63	141,814	7.63	11,477	11.17	207,576	11.17
Management Filing Persons	408	0.40	7,385	0.40	14,136	13.75	255,665	13.75	20,692	20.13	374,222	20.13

(1)	Percentage calculated based on 38,830,846 Ordinary Shares deemed to be outstanding, which consists of (i) 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Company, and (ii) 42,750 Ordinary Shares issuable upon settlement of restricted share units held by Mr. Chow within 60 days from the day hereof.

Item 8 Fairness of the Transaction

Fairness of the Sales and Purchases of Shares

Since the Sales and Purchases of Shares are steps in a series of transactions that have the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act, each Filing Person is required to express its belief as to the fairness of the Sales and Purchases of Shares to the unaffiliated security holders of the Company (other than those that are parties to the Sales and Purchases of Shares) under SEC rules governing going-private transactions. Each Filing Person is making the statements included in this item solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Each Filing Person believes that each of the Sales and Purchases of Shares applicable to such Filing Person is substantively and procedurally fair to the unaffiliated security holders of the Company (other than those that are parties to the Sales and Purchases of Shares) based on its consideration of the factors described below, which are not listed in any relative order of importance:

•	The Sales and Purchases of Shares are private sales of the Ordinary Shares of the Company negotiated by and among PWM, the Parfield Filing Persons, the Centurium Filing Persons, the CITIC Filing Persons, the Hillhouse Filing Persons, V-Sciences and the Management Filing Persons, as applicable, and no security holder of the Company that is not a party to the Sales and Purchases of Shares or an affiliate of such party is otherwise receiving or providing any consideration in connection with the Sales and Purchases of Shares. All of PWM, the Parfield Filing Persons, the Centurium Filing Persons, the CITIC Filing Persons, the Hillhouse Filing Persons, V-Sciences and the Management Filing Persons are sophisticated investors capable of protecting their investment interests, and all of them are assisted by their respective legal advisors in connection with the Sales and Purchases of Shares. The PWM Purchase Price (as adjusted by the PWM SPA Amendments No. 3), the Parfield Purchase Price (as adjusted by the Parfield SPA Amendment No. 2), the Centurium Sale Price, the Additional PWM Sale Price, the Additional Centurium Sale Price and the Additional Parfield Sale Price were a result of arm’s-length negotiations. As a result, each Filing Person believes that each of the Sales and Purchases of Shares applicable to such Filing Person is an arm’s-length commercial transaction between or among the applicable parties to such Sale and Purchase of Shares.

•	The PWM Purchase Price (as adjusted by the PWM SPA Amendments No. 3), the Parfield Purchase Price (as adjusted by the Parfield SPA Amendment No. 2), the Centurium Sale Price, the Additional PWM Sale Price, the Additional Centurium Sale Price and the Additional Parfield Sale Price of US$120.00 per Ordinary Share represent the same purchase price that the Buyer Consortium has proposed to pay per Ordinary Share in the Proposed Transaction.

•	No approval of the Board (other than the applicable Waivers) or vote of the Company’s shareholders was or is necessary in connection with the consummation of any Sale and Purchase of Shares or the execution, delivery or performance of any of the PWM SPA, the Parfield SPA, the Centurium SPAs, the Additional PWM SPAs, the Additional Centurium SPA or the Additional Parfield SPA. The consummation of the Sales and Purchases of Shares were not and are not conditioned on the completion of the Proposed Transaction. The Sales and Purchases of Shares have no effect on the rights of any unaffiliated security holders of the Company (other than those that are parties to the Sales and Purchases of Shares).

•	The US$120.00 per Ordinary Share purchase price offered in the Proposal represents a 16.8% premium to the closing price on the last trading day prior to the date of the Proposal and a premium of 21.1% and 23.9% to the volume-weighted average price during the last 30 and 60 trading days before the date of the Proposal, respectively.

•	The aggregate ownership of Ordinary Shares by the members of the Buyer Consortium and their affiliates is not and will not be affected by the consummation of the Sales and Purchases of Shares, because they are transfers between members of the Buyer Consortium and their respective affiliates.

•	The Company has in place various anti-takeover defense mechanisms that (x) prohibit the Buyer Consortium from entering into agreements for or consummating the Proposed Transaction without the Board’s approval and (y) protect the Board’s control over the transaction process. Such anti-takeover defense mechanisms include, among others, the Confidentiality Agreements, the IRAs, a “poison pill” (i.e., the Rights Agreement) and a staggered board. The Confidentiality Agreements contain broad “standstill” provisions prohibiting members of the Buyer Consortium and their respective affiliates from, among other things, (i) acquiring any securities of the Company, (ii) agreeing to any merger or other extraordinary transaction involving the Company, (iii) soliciting proxies or (iv) otherwise seeking to control or influence the management or the policies of the Company. The Centurium IRA, the CITIC IRA and the Hillhouse IRA prohibit the Filing Persons who are parties thereto and their affiliates from soliciting, effecting, proposing, participating in or knowingly assisting or facilitating “any action with respect to the Company or its Subsidiaries” that is not recommended by the Board. Under the Rights Agreement, if any person or group acquires 15% or more of the outstanding Ordinary Shares without the Board’s approval, the “poison pill” would be triggered which would result in significant dilution of the acquiring person’s or group’s interest in the Company. Finally, the Board is divided into three classes, with one class reelected each year. The Waivers granted by the Company under the Confidentiality Agreements, the IRAs and the Rights Agreement did not change the above protections for the Board, because the Board has the full discretion and control over whether or not to grant each such Waiver and certain Waivers were granted for only limited purposes including, among others, to permit the formation of the Buyer Consortium, the acquisition of the Capital Sale Shares and the Sales and Purchases of Shares.

•	The Board established the Special Committee consisting of directors not affiliated with the Buyer Consortium to evaluate the Proposal. The Buyer Consortium understands that the Board delegated to the Special Committee broad authority, including the authority to solicit and consider other offers and strategic alternatives of the Company, to reject the Proposal and any other offer, and to recommend the Company not to conduct any transaction and remain an independent public company. The Special Committee and the Board have no obligation to recommend or approve the Proposed Transaction or any other transaction.

•	The Special Committee is assisted by Duff & Phelps, LLC and Duff & Phelps Securities LLC as its financial advisor and Davis Polk as its legal advisor in its evaluation of the Proposed Transaction and other strategic alternatives of the Company and in negotiations with the Buyer Consortium.

•	The Filing Persons did not consider the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the Company’s shareholders, as a factor. The Filing Persons do not believe that net book value is a material indicator of the value of the Company as a going-concern as it does not take into account the future prospects of the Company, market conditions, trends in the industry or the business risks inherent in competing with other companies in that industry. The Filing Persons note, however, that the purchase price of US$120.00 per Ordinary Share offered in the Proposal is substantially higher than the Company’s net book value per Ordinary Share of US$48.18 as of June 30, 2020 (based on the number of issued and outstanding Ordinary Shares as of that date).

•	The Filing Persons did not consider the liquidation value of the Company’s assets as a factor because each Filing Person considers the Company to be a viable going-concern business where value is derived from cash flows generated from its continuing operations.

•	While the Filing Persons considered the Company’s current and anticipated business, financial condition, results of operations, prospects and other forward-looking matters, the Filing Persons did not calculate a pre-Merger going-concern value of the Company as a public company because the Company will have a different shareholding structure following the completion of the Proposed Transaction; as a result, the Filing Persons do not believe that the going-concern value of the Company is an appropriate indicator to determine the fairness of the Sales and Purchases of Shares to the unaffiliated security holders of the Company (other than those that are parties to the Sales and Purchases of Shares). However, to the extent the pre-Merger going-concern value was reflected in the pre-announcement public market trading price of the Ordinary Shares, the purchase price of US$120.00 per Ordinary Share offered in the Proposal represents a significant premium to the going-concern value of the Company.

No financial advisor provided any of the Filing Persons or their affiliates with any analysis or opinion with respect to the fairness of the Sales and Purchases of Shares to the unaffiliated security holders of the Company.

Fairness of the Proposed Transaction

The Filing Persons are filing this Schedule 13E-3 because they have determined that the Sales and Purchases of Shares are steps in a series of transactions that have the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. In light of the execution of the Merger Documents, the Filing Persons intend to further amend this Schedule 13E-3 by filing the Merger Schedule 13E-3 Amendment, in which the Filing Persons intend to provide additional details with respect to the Merger Documents and the transactions contemplated thereby, including the Merger.

Item 9 Reports, Opinions, Appraisals and Negotiations

The Filing Persons are filing this Schedule 13E-3 because they have determined that the Sales and Purchases of Shares are steps in a series of transactions that have the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. The Filing Persons have not retained any outside party to deliver any report or opinion or appraisal on the Sales and Purchases of Shares or the Proposed Transaction. The Company is not a filing person to this Schedule 13E-3, and the Filing Persons did not receive any report, opinion or appraisal received by the Company from an outside party that is materially related to the Proposed Transaction. In light of the execution of the Merger Documents, the Filing Persons intend to further amend this Schedule 13E-3 by filing the Merger Schedule 13E-3 Amendment, in which the Filing Persons intend to provide additional details with respect to the Merger Documents and the transactions contemplated thereby, including the Merger.

Item 10 Source and Amount of Funds or Other Consideration

The source of funds for the transactions contemplated under the PWM SPA and the Parfield SPA was from commitments made by investors in the investment funds managed or advised by the Centurium Filing Persons and their affiliates and income and other internally generated funds of the Centurium Filing Persons and their affiliates. Approximately US$204 million was expended by the Centurium Filing Persons in acquiring the PWM Sale Shares and the Parfield Sale Shares.

The source of funds of 2019B Cayman for the transactions contemplated under its Centurium SPA was primarily from revolving credit facilities of CCCP IV obtained under a revolving facilities agreement (the “Revolving Facilities Agreement”) between CCCP IV, as borrower, CCP IV GP Ltd. (“CCP IV GP”), as general partner, and SOCIÉTÉ GÉNÉRALE, as original lender. Approximately US$32 million was expended by 2019B Cayman in acquiring the Centurium Sale Shares contemplated under its Centurium SPA. CCCP IV has repaid the borrowings under these revolving credit facilities used to fund the purchase price for the Centurium Sale Shares acquired by 2019B Cayman. The source of funds of 2019B Cayman for the transactions contemplated under its Additional PWM SPA and the Additional Parfield SPA will be from commitments made by investors in CCC Co-Investment. Such commitments are not subject to any material conditions, other than the confirmation by CCC Co-Investment GP that the conditions to the consummation of the transactions contemplated under the applicable Additional PWM SPA and the Additional Parfield SPA have been fulfilled or waived and the parties thereto are prepared to close. It is anticipated that approximately US$145 million will be expended by 2019B in acquiring its applicable Additional PWM Sale Shares and the Additional Parfield Sale Shares contemplated by its Additional PWM SPA and the Additional Parfield SPA.

The source of funds of HH Sum for the transactions contemplated under its Centurium SPA was internally generated funds of HH Sum and its affiliates available for investment. The source of funds of V-Sciences for the transactions contemplated under its Centurium SPAs was its funds available for investment. Approximately US$25 million and US$30 million was expended by HH Sum and V-Sciences, respectively, in acquiring their respective portions of the Centurium Sale Shares contemplated under their respective Centurium SPAs.

The source of funds of the Management Filing Persons for the transactions contemplated under the applicable Additional PWM SPAs and Additional Centurium SPA will be commitments made by investors in Biomedical Treasure, Biomedical Future and Biomedical Development. The commitment of the investor in Biomedical Treasure is conditional upon (i) the satisfaction or waiver by Biomedical Treasure of each of the conditions to Biomedical Treasure’s obligations to consummate the closing of the applicable Additional PWM SPA (which conditions may not be amended or waived without the prior written consent of such investor), (ii) Biomedical Treasure being required by the applicable Additional PWM SPA to consummate the closing of such Additional PWM SPA, and (iii) the substantially concurrent consummation of the closing of applicable Additional PWM SPA in accordance with and subject to the terms of such Additional PWM SPA. The investor in Biomedical Future has committed to provide such amount of funds to Biomedical Future, in each case at or before the closing under each applicable Additional PWM SPA, at each time Biomedical Future is required to make any cash payment under the applicable Additional PWM SPA and if Biomedical Future does not have the necessary funds to make such payment. The investors in Biomedical Development have committed to pay Biomedical Development pursuant to and subject to the terms and conditions of a subscription agreement entered by and between Biomedical Development and such investors, and such payment will be used by Biomedical Development to acquire the Additional Centurium Sale Shares. It is anticipated that approximately US$622 million will be expended by the Management Filing Persons in acquiring the applicable Additional PWM Sale Shares and the Additional Centurium Sale Shares contemplated by the applicable Additional PWM SPAs and the Additional Centurium SPA, respectively.

The Proposed Transaction will be funded through a combination of (a) the proceeds from a committed senior term loan facility contemplated by the Debt Commitment Letter, (b) available cash in the Company and its subsidiaries, (c) rollover securities of the Company from the Rollover Securityholders, which will be contributed to Parent and will be (i) cancelled without payment of any consideration therefor or (ii) converted into the same number of shares of the surviving company, at Parent’s discretion, with notice by Parent to the Company no later than the Effective Time, and (d) if any of the transactions contemplated by the applicable Additional PWM SPAs or the Additional Parfield SPA fails to consummate prior to the closing of the Merger, cash contributions contemplated by the applicable Equity Commitment Letters.

The Filing Persons are filing this Schedule 13E-3 because they have determined that the Sales and Purchases of Shares are steps in a series of transactions that have the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. In light of the execution of the Merger Documents, the Filing Persons intend to further amend this Schedule 13E-3 by filing the Merger Schedule 13E-3 Amendment, in which the Filing Persons intend to provide additional details with respect to the Merger Documents and the transactions contemplated thereby, including the Merger.

Item 11 Interest in Securities of the Subject Company

(a) Securities Ownership

As of the date of this Schedule 13E-3: (i) Beachhead holds 7,908,726 Ordinary Shares, representing 20.37% of the total outstanding Ordinary Shares issued by the Company; (ii) Double Double holds 775,000 Ordinary Shares, representing 2.00% of the total outstanding Ordinary Shares issued by the Company; (iii) Point Forward holds 1,986,265 Ordinary Shares, representing 5.12% of the total outstanding Ordinary Shares issued by the Company; (iv) CCP 2018, as the sole shareholder of each of Beachhead and Double Double, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 8,683,726 Ordinary Shares held by Beachhead and Double Double, representing 22.36% of the total outstanding Ordinary Shares issued by the Company; (v) CCCI 2018, which holds 74% of the equity interest in Point Forward, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 1,316,265 Ordinary Shares held by Point Forward, representing 3.39% of the total outstanding Ordinary Shares issued by the Company; (vi) CCM CB I, which holds 26% of the equity interest in Point Forward, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 670,000 Ordinary Shares held by Point Forward, representing 1.73% of the total outstanding Ordinary Shares issued by the Company; (vii) Centurium Capital Partners 2018 GP Ltd. (“Centurium GP”), acting as the general partner of CCP 2018, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 8,683,726 Ordinary Shares held by Beachhead and Double Double, representing 22.36% of the total outstanding Ordinary Shares issued by the Company; (viii) Centurium Capital 2018 SLP-B Ltd. (“Centurium SLP-B”), acting as the general partner of CCCI 2018, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 1,316,265 Ordinary Shares held by Point Forward, representing 3.39% of the total outstanding Ordinary Shares issued by the Company; (ix) CCM CB I Limited (“CCM CB I GP”), acting as the general partner of CCM CB I, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 670,000 Ordinary Shares held by Point Forward, representing 1.73% of the total outstanding Ordinary Shares issued by the Company; (x) Centurium Holdings Ltd. (“Centurium GP Holdco”), as the sole shareholder of Centurium GP, Centurium SLP-B and CCM CB I GP, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 10,669,991 Ordinary Shares held by Beachhead, Double Double and Point Forward, representing 27.48% of the total outstanding Ordinary Shares issued by the Company; (xi) Centurium Holdings (BVI) Ltd. (“Centurium TopCo”), as the sole shareholder of Centurium GP Holdco, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 10,669,991 Ordinary Shares held by Beachhead, Double Double and Point Forward, representing 27.48% of the total outstanding Ordinary Shares issued by the Company; and (xii) Mr. Li holds 28,269 Ordinary Shares and, as the sole shareholder of Centurium Topco, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 10,669,991 Ordinary Shares held by Beachhead, Double Double and Point Forward, representing 27.55% of the total outstanding Ordinary Shares issued by the Company. Pursuant to the terms and conditions of the Additional Centurium SPA, Double Double agreed to sell to Biomedical Development and Biomedical Development agreed to purchase from Double Double, 775,000 Ordinary Shares.

As of the date of this Schedule 13E-3, PWM holds 5,321,000 Ordinary Shares, representing 13.70% of the total outstanding Ordinary Shares issued by the Company. Pursuant to the terms and conditions of the Additional PWM SPAs, PWM agreed to sell to each of Biomedical Treasure, 2019B Cayman and Biomedical Future, and each of Biomedical Treasure, 2019B Cayman and Biomedical Future agreed to purchase from PWM, 3,750,000 Ordinary Shares, 910,167 Ordinary Shares and at least 660,833 Ordinary Shares, respectively.

As of the date of this Schedule 13E-3, (i) 2019B Cayman holds 3,743,868 Ordinary Shares, representing 9.64% of the total outstanding Ordinary Shares issued by the Company; (ii) CCCP IV, which holds 92.90% of the equity interest in 2019B Cayman, may also be deemed under Rule 13d-3 under the Exchange Act to beneficially own 3,743,868 Ordinary Shares held by 2019B Cayman, representing 9.64% of the total outstanding Ordinary Shares issued by the Company; (iii) CCC Co-Investment, which holds 7.10% of the equity interest in 2019B Cayman, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 265,815 Ordinary Shares held by 2019B Cayman, representing 0.68% of the total outstanding Ordinary Shares issued by the Company; (iv) CCP IV GP, as the general partner of CCCP IV, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 3,743,868 Ordinary Shares held by 2019B Cayman, representing 9.64% of the total outstanding Ordinary Shares issued by the Company; (v) CCC Co-Investment GP, as the general partner of CCC Co-Investment, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 265,815 Ordinary Shares held by 2019B Cayman, representing 0.68% of the total outstanding Ordinary Shares issued by the Company; (vi) CITIC Capital Partners Limited (“CCPL”), as the sole shareholder of CCP IV GP and the sole shareholder of CCC Co-Investment GP, may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 3,743,868 Ordinary Shares held by 2019B Cayman, representing 9.64% of the total outstanding Ordinary Shares issued by the Company; and (vii) CITIC Capital Holdings Limited (“CCHL”) may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 3,743,868 Ordinary Shares held by 2019B Cayman, representing 9.64% of the total outstanding Ordinary Shares issued by the Company. Pursuant to the terms and conditions of the applicable Additional PWM SPA, 2019B Cayman agreed to purchase from PWM, and PWM agreed to sell to 2019B Cayman, 910,167 Ordinary Shares. Pursuant to the terms and conditions of the Additional Parfield SPA, 2019B Cayman agreed to purchase from Parfield, and Parfield agreed to sell to 2019B Cayman, 300,000 Ordinary Shares.

As of the date of this Schedule 13E-3, (i) Parfield holds 2,437,696 Ordinary Shares, representing 6.28% of the total outstanding Ordinary Shares issued by the Company; (ii) Amplewood no longer holds any Ordinary Shares; and (iii) Chan, as the sole shareholder of each of Parfield and Amplewood, may be deemed the beneficial owner of 2,437,696 Ordinary Shares held by Parfield, representing 6.28% of the total outstanding Ordinary Shares issued by the Company. The 2,437,696 Ordinary Shares held by Parfield are subject to a pledge agreement executed in favor of JPMorgan Chase Bank, N. A. to secure certain indebtedness of Parfield under the Parfield Facility Agreement.

As of the date of this Schedule 13E-3, (i) HH China Bio Holdings directly holds 2,751,200 Ordinary Shares, representing 7.09% of the total outstanding Ordinary Shares issued by the Company, and Hillhouse Capital Advisors, Ltd. (“HCA”) is deemed to be the beneficial owner of, and to control the voting and investment power of, such Ordinary Shares held by HH China Bio Holdings, (ii) HH Sum directly holds 210,876 Ordinary Shares, representing 0.54% of the total outstanding Ordinary Shares issued by the Company, and Hillhouse Capital Management, Ltd. (“HCM”) is deemed to be the beneficial owner of, and to control the voting and investment power of, such Ordinary Shares held by HH Sum, and (iii) each of HCA and HCM, which are under common control and share certain policies, personnel and resources, respectively, may report that it has shared voting and disposition power of the Ordinary Shares beneficially owned by each of HCA and HCM.

As of the date of this Schedule 13E-3, (i) each of Biomedical Treasure, Biomedical Future and Biomedical Development does not hold any Ordinary Shares; and (ii) Mr. Chow holds 154,259 Ordinary Shares (including 111,509 Ordinary Shares and 42,750 Ordinary Shares issuable upon settlement of restricted share units held by Mr. Chow within 60 days from the day hereof), representing 0.40% of the total outstanding Ordinary Shares issued by the Company. Pursuant to the terms and conditions of the applicable Additional PWM SPAs, Biomedical Treasure and Biomedical Future agreed to purchase from PWM, and PWM agreed to sell to Biomedical Treasure and Biomedical Future, 3,750,000 Ordinary Shares and at least 660,833 Ordinary Shares, respectively. In the event that 2019B Cayman’s Additional PWM SPA is terminated or the transactions contemplated thereby fail to consummate in accordance with the terms and conditions thereof, Biomedical Future agreed to purchase from PWM and PWM agreed to sell to Biomedical Future, all Ordinary Shares that are not purchased by 2019B Cayman under 2019B Cayman’s Additional PWM SPA. Pursuant to the terms and conditions of the Additional Centurium SPA, Biomedical Development agreed to purchase from Double Double, and Double Double agreed to sell to Biomedical Development, 775,000 Ordinary Shares.

The percentages set forth above in this Item 11 are calculated based on 38,830,846 Ordinary Shares deemed to be outstanding, which consists of (i) 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Company, and (ii) 42,750 Ordinary Shares issuable upon settlement of restricted share units held by Mr. Chow within 60 days from the day hereof.

The Filing Persons and V-Sciences are deemed to be a “group” pursuant to Section 13(d) of the Exchange Act as a result of the arrangements in the A&R Consortium Agreement and the Support Agreement, and such “group” is deemed to beneficially own an aggregate of 26,528,890 Ordinary Shares (including 42,750 Ordinary Shares issuable upon settlement of restricted share units held by Mr. Chow within 60 days from the day hereof), which represents approximately 68.32% of 38,830,846 Ordinary Shares deemed to be outstanding, which consists of (i) 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as provided by the Company, and (ii) 42,750 Ordinary Shares issuable upon settlement of restricted share units held by Mr. Chow within 60 days from the day hereof. However, no provision of the A&R Consortium Agreement and the Support Agreement gives any member of the Buyer Consortium voting or disposition power over the Ordinary Shares held by the other members of the Buyer Consortium. Instead, the Support Agreement only contains a contractual obligation of each member of the Buyer Consortium with respect to the voting on certain matters of its Ordinary Shares (which remain under the control of such member) and does not grant voting power to any other members of the Buyer Consortium with respect to such Ordinary Shares. Similarly, no provision of the A&R Consortium Agreement and the Support Agreement gives a member of the Buyer Consortium the power to direct any other member of the Buyer Consortium to sell or dispose of its Ordinary Shares. As a result, (i) each of the Centurium Filing Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares beneficially owned (or deemed to be beneficially owned) by PWM, the CITIC Filing Persons, the Parfield Filing Persons, the Hillhouse Filing Persons, the Management Filing Persons and V-Sciences, (ii) PWM expressly disclaims beneficial ownership for all purposes of the Ordinary Shares beneficially owned (or deemed to be beneficially owned) by the Centurium Filing Persons, the CITIC Filing Persons, the Parfield Filing Persons, the Hillhouse Filing Persons, the Management Filing Persons and V-Sciences, (iii) each of the CITIC Filing Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares beneficially owned (or deemed to be beneficially owned) by the Centurium Filing Persons, PWM, the Parfield Filing Persons, the Hillhouse Filing Persons, the Management Filing Persons and V-Sciences, (iv) each of the Parfield Filing Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares beneficially owned (or deemed to be beneficially owned) by the Centurium Filing Persons, PWM, the CITIC Filing Persons, the Hillhouse Filing Persons, the Management Filing Persons and V-Sciences, (v) each of the Hillhouse Filing Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares beneficially owned (or deemed to be beneficially owned) by the Centurium Filing Persons, PWM, the CITIC Filing Persons, the Parfield Filing Persons, the Management Filing Persons and V-Sciences and (vi) each of the Management Filing Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares beneficially owned (or deemed to be beneficially owned) by the Centurium Filing Persons, PWM, the CITIC Filing Persons, the Parfield Filing Persons, the Hillhouse Filing Persons and V-Sciences.

(b) Securities Transaction.

On December 9, 2019, Beachhead and Double Double acquired the Capital Sale Shares at the Capital Sale Price pursuant to the terms of the Capital SPA. Additional information regarding this purchase (including a copy of the Capital SPA) can be found in the Amendment No. 7 to Schedule 13D filed with the SEC by the Centurium Filing Persons and other relevant reporting persons on November 15, 2019.

On December 16, 2019, Beachhead transferred 901,265 Ordinary Shares in the Company to Point Forward due to an internal restructuring conducted by certain Centurium Filing Persons. Additional information regarding this transfer can be found in the Amendment No. 8 to Schedule 13D filed with the SEC by the Centurium Filing Persons and other relevant reporting persons on January 24, 2020.

On February 14, 2020, Beachhead, as borrower, entered into the Facility Agreement with Ping An, acting through the Offshore Banking Center, as arranger, lender, agent and security agent. Pursuant to the Facility Agreement, Ping An agreed to provide a Facility of US$350 million in aggregate to Beachhead. The maturity date of the Facility is February 14, 2025. The payment obligations of Beachhead under the Facility Agreement will be secured by, amongst others, a first priority security interest over a certain number of Ordinary Shares held and to be acquired by Beachhead.

On March 16, 2020, Double Double transferred 1,112,591 Ordinary Shares to Beachhead.

On March 30, 2020, CCCP IV transferred 2,477,335 Ordinary Shares to 2019B Cayman.

On April 9, 2020, Point Forward completed the purchase of all 700,000 Parfield Sale Shares from Parfield and Amplewood pursuant to the Parfield SPA.

On April 29, 2020, Double Double completed the sale of 266,533 Ordinary Shares and 250,000 Ordinary Shares to 2019B Cayman and V-Sciences, respectively, pursuant to the terms and conditions of the applicable Centurium SPA.

On May 6, 2020, Double Double completed the sale of 210,876 Ordinary Shares to HH Sum, pursuant to the terms and conditions of the applicable Centurium SPA.

On May 8, 2020, PWM completed the sale of 615,000 Ordinary Shares to Double Double and 385,000 Ordinary Shares to Point Forward, respectively, pursuant to the terms and conditions of the PWM SPA, and as applicable, the PWM-DD Assignment Agreement or the PWM-PF Assignment Agreement.

On May 13, 2020, CCCP IV transferred 1,000,000 Ordinary Shares to 2019B Cayman.

On July 28, 2020, Parfield, as borrower, and JPMCB, as lender, entered into the Parfield Facility Agreement. Pursuant to the Parfield Facility Agreement, JPMCB agreed to provide an on demand credit facility of US$60 million to Parfield to be utilized in refinancing the previous credit facility from Credit Suisse AG Hong Kong Branch to Parfield. The payment obligations of Parfield under the Parfield Facility Agreement will be secured by, amongst others, a security interest over the 2,437,696 Ordinary Shares held by Parfield which also replaces the previous security interest over such shares in favor of Credit Suisse AG Hong Kong Branch.

Except as set forth above in subsection (b) of this Item 11, none of the Filing Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

Item 12 The Solicitation or Recommendation

The Filing Persons are filing this Schedule 13E-3 because they have determined that the Sales and Purchases of Shares are steps in a series of transactions that have the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. No solicitation or recommendation is being made relating to the Sales and Purchases of Shares or a Rule 13e-3 transaction.

Item 13 Financial Statements

(a) Financial Information

The Filing Persons are filing this Schedule 13E-3 because they have determined that the Sales and Purchases of Shares are steps in a series of transactions that have the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. The financial information furnished herein is derived from public disclosure of the Company and is included solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Filing Persons did not participate in the preparation, review or public disclosure of such information in the Company’s filings and therefore make no representation on the accuracy or completeness of such financial information.

Selected Historical Financial Information

The following sets forth selected historical consolidated financial information of the Company. The financial data for the years ended and as of December 31, 2018 and 2019 has been derived from the audited financial statements filed as part of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on March 12, 2020. The financial data for the six months ended and as of June 30, 2019 and 2020 has been derived from the unaudited financial statements included as part of the Company’s current reports on Form 6-K furnished to the SEC on August 5, 2019 and August 17, 2020, respectively. The information set forth below is not necessarily indicative of future results and should be read in conjunction with (a) “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on March 12, 2020, and (b) the unaudited financial statements and other financial information for the six months ended and as of June 30, 2019 and 2020 included as part of the Company’s current reports on Form 6-K furnished to the SEC on August 5, 2019 and August 17, 2020, respectively, all of which are incorporated into this Schedule 13E-3 by reference.

	Year Ended		Six Months Ended
	December 31, 2019	December 31, 2018	June 30, 2020	June 30, 2019
	(U.S. dollars in thousands, except per share data (U.S. dollars), Ordinary Shares in Shareholders’ equity (U.S. dollars), and share number)
Revenues	503,745	466,878	273,703	265,480
Income From Operations	163,648	146,174	110,717	92,058
Net Income	163,395	147,969	102,794	93,261
Net Income attributable to the Company	138,808	128,058	89,066	79,339
Earnings Per Share
Basic	3.55	3.54	2.29	2.01
Diluted	3.53	3.53	2.27	2.01

	As of
	December 31, 2019	December 31, 2018	June 30, 2020	June 30, 2019
	(U.S. dollars in thousands, except per share data (U.S. dollars), Ordinary Shares in Shareholders’ equity (U.S. dollars), and share number)
Total Current Assets	1,299,725	1,357,188	1,402,519	1,338,272
Property, plant and equipment, net	177,597	178,327	172,369	180,068
Intangible assets, net	44,068	53,259	39,516	49,104
Land use rights, net	28,459	32,204	28,261	34,825
Equity method investment	16,726	15,428	15,152	16,829
Prepayment in equity securities	—	10,813	—	—
Long term equity investments	10,813	—	10,813	—
Loan receivable	35,642	39,943	35,123	37,752
Goodwill	308,509	313,589	304,011	313,072
Other non-current assets	16,319	9,228	16,660	13,603
Total Assets	1,937,859	2,009,979	2,024,424	1,994,336
Total Current Liabilities	119,309	122,349	123,901	126,582
Total Long Term Liabilities	43,698	42,927	41,437	41,267
Ordinary Shares in Shareholders’ Equity	4,191	4,162	4,203	4,171
Outstanding Shares	38,459,769	39,361,616	38,583,877	38,263,787
Total Shareholders’ Equity attributable to the Company	1,695,715	1,772,050	1,779,662	1,701,838
Non-controlling interest	79,137	122,654	79,424	124,650
Total Equity	1,774,852	1,844,703	1,859,086	1,826,488

Net Book Value per Share of the Company’s Shares

The Company’s net book value per Ordinary Share as of June 30, 2020 was US$48.18 (based on the number of issued and outstanding Ordinary Shares as of that date).

Information incorporated herein by reference has been filed or furnished by the Company with the SEC as stated above. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at +1 (800) SEC-0330. Copies of such materials may also be accessed through the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information.

If the Proposed Transaction is consummated, the Buyer Consortium plans to maintain the independent operations of the Company. Therefore, the Proposed Transaction is not expected to have any material effect on the Company’s financial statements.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

The Filing Persons are filing this Schedule 13E-3 because they have determined that the Sales and Purchases of Shares are steps in a series of transactions that have the reasonable likelihood or purpose of producing, directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. The Filing Persons have not retained any outside party to deliver any report or opinion or appraisal on the Sales and Purchases of Shares or a Rule 13e-3 transaction. The Company is not a filing person to this Schedule 13E-3, and the Filing Persons did not receive any report, opinion or appraisal received by the Company from an outside party that is materially related to the Proposed Transaction. In light of the execution of the Merger Documents, the Filing Persons intend to further amend this Schedule 13E-3 by filing the Merger Schedule 13E-3 Amendment, in which the Filing Persons intend to provide additional details with respect to the Merger Documents and the transactions contemplated thereby, including the Merger.

Item 15 Additional Information

Not applicable.

Item 16 Exhibits

(a)	Not applicable

(b)-(1)*†	Margin Loan Facility Agreement, dated as of February 14, 2020, by and between Beachhead and Ping An, incorporated herein by reference to Exhibit 1 to Amendment No. 9 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on March 20, 2020.

(b)-(2)*††	Revolving Facilities Agreement, dated January 16, 2020 by and between CCCP IV as borrower, CCP IV GP as general partner and Société Générale, as original lender, incorporated herein by reference to Exhibit 5 to Amendment No. 6 to Schedule 13D filed by the CITIC Filing Persons and other reporting persons therein with the SEC on April 8, 2020.

(b)-(3)††	On Demand Credit Facilty Agreement dated July 28, 2020 between Parfield International Ltd. and JP Morgan Chase Bank N.A. Singapore Branch

(b)-(4)*	Debt Commitment Letter, dated November 13, 2020, by and among Merger Sub, Ping An Bank Co., Ltd., Shanghai Branch (平安银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行), incorporated herein by reference to Exhibit 5 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(b)-(5)*	Equity Commitment Letter, dated November 19, 2020, issued and delivered by CC China (2019B) L.P., incorporated herein by reference to Exhibit 16 to Amendment No. 9 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on November 20, 2020

(b)-(6)*	Equity Commitment Letter, dated November 19, 2020, issued and delivered by Biomedical Treasure, incorporated herein by reference to Exhibit 99.21 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(b)-(7)*	Equity Commitment Letter, dated November 19, 2020, issued and delivered by Biomedical Future, incorporated herein by reference to Exhibit 99.21 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(c)	Not applicable

(d)-(1)*	Proposal from Beachhead, PWM, CCCP IV, Parfield, HH Sum and V-Sciences, dated September 18, 2019.

(d)-(2)*	Consortium Agreement, dated as of September 18, 2019, by and among Beachhead, PWM, CCCP IV, Parfield, HH Sum and V-Sciences.

(d)-(3)*	Amendment No. 1 to Consortium Agreement, dated as of January 23, 2020, by and among Beachhead, Double Double, Point Forward, PWM, CCCP IV, Parfield, HH Sum and V-Sciences.

(d)-(4)*	Share Purchase Agreement, dated as of September 18, 2019, by and between PWM and Beachhead.

(d)-(5)*	Share Purchase Agreement, dated as of September 18, 2019, by and among Parfield, Amplewood and Beachhead.

(d)-(6)*	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and 2019B Cayman.

(d)-(7)*	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and HH Sum.

(d)-(8)*	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and V-Sciences.

(d)-(9)*	Amendment No. 1 to Share Purchase Agreement, dated as of March 17, 2020, by and between PWM and Beachhead, incorporated herein by reference to Exhibit 2 to Amendment No. 9 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on March 20, 2020.

(d)-(10)*	Amendment No. 1 to Share Purchase Agreement, dated as of March 17, 2020, by and among Parfield, Amplewood and Beachhead, incorporated herein by reference to Exhibit 3 to Amendment No. 9 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on March 20, 2020.

(d)-(11)	Amendment No. 2 to Share Purchase Agreement, dated as of May 5, 2020, by and between PWM and Beachhead, incorporated herein by reference to Exhibit 1 to Amendment No. 12 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on May 7, 2020.

(d)-(12)	Deed of Adherence, dated as of September 16, 2020, by Mr. Chow. incorporated herein by reference to Exhibit 2 to Amendment No. 13 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on September 17, 2020.

(d)-(13)	Exclusivity Extension Letter, dated as of September 16, 2020, by and among the Initial Consortium Members, incorporated herein by reference to Exhibit 1 to Amendment No. 13 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on September 17, 2020.

(d)-(14)*	Deed of Adherence, dated as of October 26, 2020, by Biomedical Treasure, Biomedical Future and Biomedical Development, incorporated herein by reference to Exhibit 1 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(15)*	Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Biomedical Treasure, incorporated herein by reference to Exhibit 17 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(16)*	Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Biomedical Future, incorporated herein by reference to Exhibit 19 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(17)*	Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and 2019B Cayman, incorporated herein by reference to Exhibit 18 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(18)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the transactions contemplated by the Share Purchase Agreement dated as of October 26, 2020, between PWM and Biomedical Treasure, incorporated herein by reference to Exhibit 26 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(19)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the transactions contemplated by the Share Purchase Agreement, dated as of October 26, 2020, between PWM and Biomedical Future, incorporated herein by reference to Exhibit 28 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(20)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the transactions contemplated by the Share Purchase Agreements, dated as of October 26, 2020, between PWM and 2019B Cayman, incorporated herein by reference to Exhibit 27 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(21)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the Merger, incorporated herein by reference to Exhibit 29 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(22)*	Letter Agreement, dated as of October 26, 2020, by and among PWM, Biomedical Treasure and certain other party, incorporated herein by reference to Exhibit 22 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(23)*	Letter Agreement, dated as of October 26, 2020, by and among PWM, Biomedical Future and certain other party, incorporated herein by reference to Exhibit 24 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(24)*	Letter Agreement, dated as of October 26, 2020, by and between PWM and 2019B Cayman, incorporated herein by reference to Exhibit 23 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(25)*	Assignment and Amendment Agreement, dated as of October 26, 2020, by and among the Company, PWM and Biomedical Treasure in relation to PWM IRA, incorporated herein by reference to Exhibit 20 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(26)*	Assignment and Amendment Agreement, dated as of October 26, 2020, by and among the Company, PWM and Biomedical Future in relation to the PWM IRA, incorporated herein by reference to Exhibit 21 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(27)*	Share Purchase Agreement, dated as of October 26, 2020, by and between Double Double and Biomedical Development, incorporated herein by reference to Exhibit 2 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(28)*	Share Purchase Agreement, dated as of October 26, 2020, by and between Parfield and 2019B Cayman, incorporated herein by reference to Exhibit 9 to Amendment No. 8 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(29)*	Letter Agreement, dated as of October 26, 2020, by and between Parfield and 2019B Cayman, incorporated herein by reference to Exhibit 10 to Amendment No. 8 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(30)*	Amendment No. 3 to Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Double Double, incorporated herein by reference to Exhibit 3 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(31)*	Amendment No. 3 to Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Point Forward, incorporated herein by reference to Exhibit 3 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(32)*	Amendment No. 2 to Share Purchase Agreement, dated as of October 26, 2020, by and among Parfield, Amplewood and Point Forward incorporated herein by reference to Exhibit 4 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(33)*	Lachesis Letter Agreement, dated as of September 23, 2020, by and between CCC Co-Investment GP and Lachesis.

(d)-(34)*	Merger Agreement, dated November 19, 2020, among the Company, Parent and Merger Sub, incorporated herein by reference to Exhibit 1 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(35)*	Support Agreement, dated November 19, 2020, by and among Parent, the Rollover Securityholders, TB MGMT, TB Executives and TB Innovation, incorporated herein by reference to Exhibit 2 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(36)*	A&R Consortium Agreement, dated November 19, 2020, by and among members of the Buyer Consortium, incorporated herein by reference to Exhibit 3 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(37)*	PWM Merger Voting Undertaking, dated November 19, 2020, from PWM to Parent, incorporated herein by reference to Exhibit 33 to Amendment No. 10 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on November 20, 2020.

(d)-(38)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCP 2018, incorporated herein by reference to Exhibit 4 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(39)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCCI 2018, incorporated herein by reference to Exhibit 4 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(40)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCM CB I, incorporated herein by reference to Exhibit 4 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(41)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCCP IV, incorporated herein by reference to Exhibit 14 to Amendment No. 9 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on November 20, 2020

(d)-(42)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCC Co-Investment, incorporated herein by reference to Exhibit 15 to Amendment No. 9 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on November 20, 2020

(d)-(43)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Chan, incorporated herein by reference to Exhibit 99.5 to Amendment No. 6 to Schedule 13D filed by Parfield Filing Persons and other reporting persons therein with the SEC on November 20, 2020

(d)-(44)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Hillhouse Capital Investments Fund IV, L.P., incorporated herein by reference to Exhibit 14 to Amendment No. 5 to Schedule 13D filed by Hillhouse Filing Persons and other reporting persons therein with the SEC on November 23, 2020

(d)-(45)*	Limited Guarantee, dated November 19, 2020, issued and delivered by V-Sciences, incorporated herein by reference to Exhibit 5 to Amendment No. 3 to Schedule 13D filed by V-Sciences and other reporting persons therein with the SEC on November 23, 2020

(d)-(46)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Biomedical Treasure, incorporated herein by reference to Exhibit 99.20 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(47)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Biomedical Future, incorporated herein by reference to Exhibit 99.20 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(48)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Biomedical Development, incorporated herein by reference to Exhibit 99.20 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

†Confidential treatment has been granted with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act of 1934, as amended

†† Confidential treatment is being requested with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act of 1934, as amended

*Previously filed

50

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2020	Beachhead Holdings Limited

	By:	/s/ Hui Li
Name: Hui Li
Title: Director

Double Double Holdings Limited

By:	/s/ Hui Li
Name: Hui Li
Title: Director

Point Forward Holdings Limited

By:	/s/ Hui Li
Name: Hui Li
Title: Director

Centurium Capital Partners 2018, L.P.
By: Centurium Capital Partners 2018 GP Ltd., its general partner

By:	/s/ Hui Li
Name: Hui Li
Title: Director

Centurium Capital 2018 Co-invest, L.P.
By: Centurium Capital 2018 SLP-B Ltd., its general partner

By:	/s/ Hui Li
Name: Hui Li
Title: Director

CCM CB I, L.P.
By: CCM CB I Limited, its general partner

By:	/s/ Hui Li
Name: Hui Li
Title: Director

PW Medtech Group Limited

By:	/s/ Yue’e Zhang
Name: Yue’e Zhang
Title: Director

2019B Cayman Limited

By:	/s/ Rikizo Matsukawa
Name: Rikizo Matsukawa
Title: Director

CITIC Capital China Partners IV, L.P.
By: CCP IV GP Ltd., its general partner

By:	/s/ Rikizo Matsukawa
Name: Rikizo Matsukawa
Title: Director

CC China (2019B) L.P.
By: CC (2019B) GP Ltd, its general partner

By:	/s/ Rikizo Matsukawa
Name: Rikizo Matsukawa
Title: Director

Parfield International Ltd.

By:	/s/ Marc Chan
Name: Marc Chan
Title: Director

Amplewood Resources Ltd.

By:	/s/ Marc Chan
Name: Marc Chan
Title: Director

/s/ Marc Chan
Marc Chan

HH China Bio Holdings LLC

By:	/s/ Colm O’Connell
Name: Colm O’Connell
Title: Authorized Signatory

HH SUM-XXII Holdings Limited

By:	/s/ Colm O’Connell
Name: Colm O’Connell
Title: Authorized Signatory

Biomedical Treasure Limited

By	/s/ Joseph Chow
Name: Joseph Chow
Title: Director

Biomedical Future Limited

By	/s/ Joseph Chow
Name: Joseph Chow
Title: Director

Biomedical Development Limited

By	/s/ Joseph Chow
Name: Joseph Chow
Title: Director

/s/ Joseph Chow
Joseph Chow

TB MGMT Holding Company Limited

By	/s/ Joseph Chow
Name: Joseph Chow
Title: Director

TB Executives Unity Holding Limited

By	/s/ Joseph Chow
Name: Joseph Chow
Title: Director

TB Innovation Holding Limited

By	/s/ Joseph Chow
Name: Joseph Chow
Title: Director

/s/ Joseph Chow
Joseph Chow

Exhibit Index

(a)	Not applicable

(b)-(1)*†	Margin Loan Facility Agreement, dated as of February 14, 2020, by and between Beachhead and Ping An, incorporated herein by reference to Exhibit 1 to Amendment No. 9 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on March 20, 2020.

(b)-(2)*††	Revolving Facilities Agreement, dated January 16, 2020 by and between CCCP IV as borrower, CCP IV GP as general partner and Société Générale, as original lender, incorporated herein by reference to Exhibit 5 to Amendment No. 6 to Schedule 13D filed by the CITIC Filing Persons and other reporting persons therein with the SEC on April 8, 2020.

(b)-(3)††	On Demand Credit Facilty Agreement dated July 28, 2020 between Parfield International Ltd. and JP Morgan Chase Bank N.A. Singapore Branch.

(b)-(4)*	Debt Commitment Letter, dated November 13, 2020, by and among Merger Sub, Ping An Bank Co., Ltd., Shanghai Branch (平安银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行), incorporated herein by reference to Exhibit 5 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(b)-(5)*	Equity Commitment Letter, dated November 19, 2020, issued and delivered by CC China (2019B) L.P., incorporated herein by reference to Exhibit 16 to Amendment No. 9 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on November 20, 2020

(b)-(6)*	Equity Commitment Letter, dated November 19, 2020, issued and delivered by Biomedical Treasure, incorporated herein by reference to Exhibit 99.21 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(b)-(7)*	Equity Commitment Letter, dated November 19, 2020, issued and delivered by Biomedical Future, incorporated herein by reference to Exhibit 99.21 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(c)	Not applicable

(d)-(1)*	Proposal from Beachhead, PWM, CCCP IV, Parfield, HH Sum and V-Sciences, dated September 18, 2019.

(d)-(2)*	Consortium Agreement, dated as of September 18, 2019, by and among Beachhead, PWM, CCCP IV, Parfield, HH Sum and V-Sciences.

(d)-(3)*	Amendment No. 1 to Consortium Agreement, dated as of January 23, 2020, by and among Beachhead, Double Double, Point Forward, PWM, CCCP IV, Parfield, HH Sum and V-Sciences.

(d)-(4)*	Share Purchase Agreement, dated as of September 18, 2019, by and between PWM and Beachhead.

(d)-(5)*	Share Purchase Agreement, dated as of September 18, 2019, by and among Parfield, Amplewood and Beachhead.

(d)-(6)*	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and 2019B Cayman.

(d)-(7)*	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and HH Sum.

(d)-(8)*	Share Purchase Agreement, dated as of January 23, 2020, by and between Double Double and V-Sciences.

(d)-(9)*	Amendment No. 1 to Share Purchase Agreement, dated as of March 17, 2020, by and between PWM and Beachhead, incorporated herein by reference to Exhibit 2 to Amendment No. 9 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on March 20, 2020.

(d)-(10)*	Amendment No. 1 to Share Purchase Agreement, dated as of March 17, 2020, by and among Parfield, Amplewood and Beachhead, incorporated herein by reference to Exhibit 3 to Amendment No. 9 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on March 20, 2020.

(d)-(11)*	Amendment No. 2 to Share Purchase Agreement, dated as of May 5, 2020, by and between PWM and Beachhead, incorporated herein by reference to Exhibit 1 to Amendment No. 12 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on May 7, 2020.

(d)-(12)*	Deed of Adherence, dated as of September 16, 2020, by Mr. Chow, incorporated herein by reference to Exhibit 2 to Amendment No. 13 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on September 17, 2020.

(d)-(13)*	Exclusivity Extension Letter, dated as of September 16, 2020, by and among the Initial Consortium Members, incorporated herein by reference to Exhibit 1 to Amendment No. 13 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on September 17, 2020.

(d)-(14)*	Deed of Adherence, dated as of October 26, 2020, by Biomedical Treasure, Biomedical Future and Biomedical Development, incorporated herein by reference to Exhibit 1 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(15)*	Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Biomedical Treasure, incorporated herein by reference to Exhibit 17 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(16)*	Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Biomedical Future, incorporated herein by reference to Exhibit 19 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(17)*	Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and 2019B Cayman, incorporated herein by reference to Exhibit 18 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(18)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the transactions contemplated by the Share Purchase Agreement dated as of October 26, 2020, between PWM and Biomedical Treasure, incorporated herein by reference to Exhibit 26 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(19)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the transactions contemplated by the Share Purchase Agreement dated as of October 26, 2020, between PWM and Biomedical Future, incorporated herein by reference to Exhibit 28 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(20)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the transactions contemplated by the Share Purchase Agreements, dated as of October 26, 2020, between PWM and 2019B Cayman, incorporated herein by reference to Exhibit 27 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(21)*	Voting Undertaking, dated as of October 26, 2020, from Cross Mark Limited to PWM in relation to the Merger, incorporated herein by reference to Exhibit 29 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(22)*	Letter Agreement, dated as of October 26, 2020, by and among PWM, Biomedical Treasure and certain other party, incorporated herein by reference to Exhibit 22 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(23)*	Letter Agreement, dated as of October 26, 2020, by and among PWM, Biomedical Future and certain other party, incorporated herein by reference to Exhibit 24 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(24)*	Letter Agreement, dated as of October 26, 2020, by and between PWM and 2019B Cayman, incorporated herein by reference to Exhibit 23 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(25)*	Assignment and Amendment Agreement, dated as of October 26, 2020, by and among the Company, PWM and Biomedical Treasure in relation to PWM IRA, incorporated herein by reference to Exhibit 20 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(26)*	Assignment and Amendment Agreement, dated as of October 26, 2020, by and among the Company, PWM and Biomedical Future in relation to the PWM IRA, incorporated herein by reference to Exhibit 21 to Amendment No. 9 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on October 28, 2020.

(d)-(27)*	Share Purchase Agreement, dated as of October 26, 2020, by and between Double Double and Biomedical Development, incorporated herein by reference to Exhibit 2 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(28)*	Share Purchase Agreement, dated as of October 26, 2020, by and between Parfield and 2019B Cayman, incorporated herein by reference to Exhibit 9 to Amendment No. 8 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(29)*	Letter Agreement, dated as of October 26, 2020, by and between Parfield and 2019B Cayman, incorporated herein by reference to Exhibit 10 to Amendment No. 8 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(30)*	Amendment No. 3 to Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Double Double, incorporated herein by reference to Exhibit 3 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(31)*	Amendment No. 3 to Share Purchase Agreement, dated as of October 26, 2020, by and between PWM and Point Forward, incorporated herein by reference to Exhibit 3 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(32)*	Amendment No. 2 to Share Purchase Agreement, dated as of October 26, 2020, by and among Parfield, Amplewood and Point Forward, incorporated herein by reference to Exhibit 4 to Amendment No. 14 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on October 28, 2020.

(d)-(33)*	Lachesis Letter Agreement, dated as of September 23, 2020, by and between CCC Co-Investment GP and Lachesis.

(d)-(34)*	Merger Agreement, dated November 19, 2020, among the Company, Parent and Merger Sub, incorporated herein by reference to Exhibit 1 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(35)*	Support Agreement, dated November 19, 2020, by and among Parent, the Rollover Securityholders, TB MGMT, TB Executives and TB Innovation, incorporated herein by reference to Exhibit 2 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(36)*	A&R Consortium Agreement, dated November 19, 2020, by and among members of the Buyer Consortium, incorporated herein by reference to Exhibit 3 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(37)*	PWM Merger Voting Undertaking, dated November 19, 2020, from PWM to Parent, incorporated herein by reference to Exhibit 33 to Amendment No. 10 to Schedule 13D filed by PWM and other reporting persons therein with the SEC on November 20, 2020.

(d)-(38)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCP 2018, incorporated herein by reference to Exhibit 4 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(39)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCCI 2018, incorporated herein by reference to Exhibit 4 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(40)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCM CB I, incorporated herein by reference to Exhibit 4 to Amendment No. 15 to Schedule 13D filed by the Centurium Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(41)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCCP IV, incorporated herein by reference to Exhibit 14 to Amendment No. 9 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on November 20, 2020

(d)-(42)*	Limited Guarantee, dated November 19, 2020, issued and delivered by CCC Co-Investment, incorporated herein by reference to Exhibit 15 to Amendment No. 9 to Schedule 13D filed by CITIC Filing Persons and other reporting persons therein with the SEC on November 20, 2020

(d)-(43)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Chan, incorporated herein by reference to Exhibit 99.5 to Amendment No. 6 to Schedule 13D filed by Parfield Filing Persons and other reporting persons therein with the SEC on November 20, 2020

(d)-(44)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Hillhouse Capital Investments Fund IV, L.P., incorporated herein by reference to Exhibit 14 to Amendment No. 5 to Schedule 13D filed by Hillhouse Filing Persons and other reporting persons therein with the SEC on November 23, 2020

(d)-(45)*	Limited Guarantee, dated November 19, 2020, issued and delivered by V-Sciences, incorporated herein by reference to Exhibit 5 to Amendment No. 3 to Schedule 13D filed by V-Sciences and other reporting persons therein with the SEC on November 23, 2020

(d)-(46)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Biomedical Treasure, incorporated herein by reference to Exhibit 99.20 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(47)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Biomedical Future, incorporated herein by reference to Exhibit 99.20 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(d)-(48)*	Limited Guarantee, dated November 19, 2020, issued and delivered by Biomedical Development, incorporated herein by reference to Exhibit 99.20 to Amendment No. 2 to Schedule 13D filed by the Management Filing Persons and other reporting persons therein with the SEC on November 20, 2020.

(e)	Note applicable

(f)	Not applicable

(g)	Not applicable

†Confidential treatment has been granted with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act of 1934, as amended

††Confidential treatment is being requested with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act of 1934, as amended

*Previously filed

Annex A

Directors and Executive Officers of Each Filing Person

1.            The Directors and Executive Officers of the Centurium Filing Persons

Each of Beachhead, Double Double and Point Forward is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Each of CCP 2018, CCCI 2018 and CCM CB I is a limited partnership incorporated under the laws of the Cayman Islands. CCP 2018 holds 100% of the equity interest in Beachhead and Double Double, CCCI 2018 holds 74% of the equity interest in Point Forward and CCM CB I holds 26% of the equity interest in Point Forward. Centurium GP, an exempted company incorporated with limited liability under the laws of the Cayman Islands, is acting as the sole general partner of CCP 2018. Centurium SLP-B, an exempted company incorporated with limited liability under the laws of the Cayman Islands, is acting as the sole general partner of CCCI 2018. CCM CB I GP, an exempted company incorporated with limited liability under the laws of the Cayman Islands, is acting as the sole general partner of CCM CB I. Centurium GP Holdco, an exempted company incorporated with limited liability under the laws of the Cayman Islands, is the sole shareholder of Centurium GP, Centurium SLP-B and CCM CB I GP. Centurium TopCo, an exempted company incorporated under the laws of the British Virgin Islands, is the sole shareholder of Centurium GP Holdco. Mr. Li, a Hong Kong citizen, is the sole shareholder of Centurium TopCo.

The address of the principal business and telephone number of each of Beachhead, Double Double, Point Forward, CCP 2018, CCCI 2018, CCM CB I, Centurium GP, Centurium SLP-B, CCM CB I GP, Centurium GP Holdco and Centurium TopCo is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong and +852 3643 0755. The registered office of each of Beachhead, Double Double, Point Forward, CCP 2018, CCCI 2018, CCM CB I, Centurium GP, Centurium SLP-B, CCM CB I GP and Centurium GP Holdco is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered office of Centurium TopCo is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

The principal business each of Beachhead, Double Double and Point Forward is investment holding. The principal business of each of CCP 2018, CCCI 2018, CCM CB I, Centurium GP, Centurium SLP-B, CCM CB I GP, Centurium GP Holdco and Centurium TopCo is investment activities.

Neither CCP 2018, CCCI 2018 nor CCM CB I has executive officers or directors.

Mr. Li, is a director of each of Beachhead, Double Double, Point Forward, Centurium GP, Centurium SLP-B, CCM CB I GP, Centurium GP Holdco and Centurium TopCo. Mr. Li is a Hong Kong citizen and his business address and telephone number is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong and +852 3643 0755. Mr. Li is the Founder and Chief Executive Officer of Centurium Capital since 2016. He was an Executive Director and a Managing Director at Warburg Pincus from 2002 to 2016.

Mr. Andrew Chan (“Mr. Chan”) is a director of each of Beachhead, Double Double, Point Forward, Centurium GP, Centurium SLP-B and CCM CB I GP. Mr. Chan is the Chief Finance Officer of the management company of CCP 2018, CCCI 2018 and CCM CB I. Mr. Chan is a Hong Kong citizen and his business address and telephone number is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong and +852 3643 0755. Before joining Centurium Capital in 2018, he was employed by Warburg Pincus from 2006 to 2018, and his last position was Senior Vice President and Controller of Asia Pacific.

Mr. Jun Liu (“Mr. Liu”) is a director of Point Forward, CCM CB I GP and Centurium GP. Mr. Liu is the General Counsel of the management company of CCP 2018, CCCI 2018 and CCM CB I. Mr. Liu is a Hong Kong citizen and his business address and telephone number is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong and +852 3643 0755. He was Assistant General Counsel of Warburg Pincus from 2008 to 2018.

During the past five years, none of Beachhead, Double Double, Point Forward, CCP 2018, CCCI 2018, CCM CB I, Centurium GP, Centurium SLP-B, CCM CB I GP, Centurium GP Holdco and Centurium TopCo or any of the persons listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

2.            The Directors and Executive Officers of PWM

PWM is an exempted company incorporated with limited liability under the laws of the Cayman Islands. PWM is a public company listed on The Stock Exchange of Hong Kong Limited (1358.HK). The registered office of PWM is located at the Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P.O. Box 32052, Grand Cayman KY1-1208, Cayman Islands. The principal business address and telephone number of PWM is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong and +86 (10) 8478 3617. The principal business of PWM is investment holding.

The following table sets forth information about the directors and executive officers of PWM as of the date of this Schedule 13E-3.

Name	Business Address	Principal Occupation	Citizenship
Ms. ZHANG Yue’e	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China	Chairman and executive director of PWM (from February 2015 to present), chief executive officer of PWM (from March 2019 to present) and director of the Company (from January 2018 to present)	U.S.

Mr. JIANG Liwei	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China	Non-executive director of PWM (from March 2019 to present) and chief executive officer and executive director of PWM (from June 2013 to March 2019)	PRC

Mr. LIN Junshan	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China	Non-executive director of PWM (from June 2013 to present) and chairman of PWM (from June 2013 to February 2015)	PRC

Mr. ZHANG Xingdong	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China	Independent non-executive director of PWM (from October 2013 to present), professor at Sichuan University (from 1986 to present) and an Academician of the Chinese Academy of Engineering (from 2007 to present)	PRC

Mr. WANG Xiaogang	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China	Independent non-executive director of PWM (from October 2013 to present), chief executive director of Beijing HuiTong Education Technology Co., Ltd. (from December 2014 to present), and the managing director of China Aerospace Industry Investment Fund Management (Beijing) Co., Ltd. (from February 2011 to August 2014)	PRC

Mr. CHEN Geng	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China	Independent non-executive director of PWM (from October 2013 to present), vice president of Peking University Resources (Holdings) Company Limited (from May 2013 to September 2019) and general manager of Peking University Science Park (from September 2008 to present)	PRC

Mr. HUA Wei	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China	Vice president of PWM (from March 2013 to present)	PRC

Mr. CHEN Yikun	Building 1, No. 23 Panlong West Road, Pinggu District, Beijing, People’s Republic of China	Vice president of PWM (from January 2014 to present)	PRC

Cross Mark Limited (“Cross Mark”) is a business company incorporated with limited liability under the laws of the British Virgins Islands with its registered office at Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands VG1110 and its telephone number is +852 3173 1019. The principal business of Cross Mark is investment holding. As of the date of this Schedule 13E-3, (i) PWM is owned as to approximately 36.65% by Cross Mark, which is its single largest shareholder and deemed as its controlling shareholder under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and (ii) Cross Mark is wholly-owned by Ms. Liu Yufeng (“Ms. Liu”).

The following table sets forth information regarding the directors of Cross Mark as of the date of this Schedule 13E-3. As of the date of this Schedule 13E-3, Cross Mark does not have any executive officer.

Name	Business Address	Principal Occupation	Citizenship
Ms. LIU Yufeng	15/F, BOC Group Life Assurance Tower, No. 136 Des Voeux Road Central, Hong Kong	Director of Cross Mark (from January 2009 to present)	New Zealand

Ms. Pu Jue	15/F, BOC Group Life Assurance Tower, No. 136 Des Voeux Road Central, Hong Kong	Director of Cross Mark (from September 2014 to present)	Saint Kitts and Nevis

During the past five years, none of PWM, Cross Mark, Ms. Liu or any of the directors and executive officers of PWM and Cross Mark has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

3.            The Directors and Executive Officers of the CITIC Filing Persons

2019B Cayman is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Each of CCCP IV and CCC Co-Investment is a limited partnership formed under the laws of the Cayman Islands. CCCP IV holds 92.9% of the equity interest in 2019B Cayman and CCC Co-Investment holds 7.1% of the equity interest in 2019B Cayman. The address of the principal business of each of CCCP IV, CCC Co-Investment and 2019B Cayman is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, and their business telephone number is + 852-3710-6889. The principal business of 2019B Cayman is investment holdings. The principal business of each of CCCP IV and CCC Co-Investment is investment management for the benefit of its limited partners.

The general partner of CCCP IV is CCP IV GP, a company organized under the laws of the Cayman Islands. The address of the principal business of CCP IV GP is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong. The principal business of CCP IV GP is to serve as the sole general partner of CCCP IV. The general partner of CCC Co-Investment is CCC Co-Investment GP, a company organized under the laws of the Cayman Islands. The address of the principal business of CCC Co-Investment GP is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong. The principal business of CCC Co-Investment GP is to serve as the sole general partner of CCC Co-Investment. Each of CCP IV GP and CCC Co-Investment GP is a wholly owned indirect subsidiary of CCPL. CCPL is a company organized under the laws of the Cayman Islands. The address of the principal business of CCPL is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong. The principal business of CCPL is investment holdings. CCHL owns 51% of the issued and outstanding ordinary shares of CCPL. CCHL is a company organized under the laws of Hong Kong. The address of the principal business of CCHL is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong. CCHL is an investment management and advisory company.

The following table sets forth information about the directors and executive officers of CCHL and CCPL and the directors of CCP IV GP, CCC Co-Investment GP and 2019B Cayman as of the date of this Schedule 13E-3. As of the date of this Schedule 13E-3, CCP IV GP, CCC Co-Investment GP and 2019B Cayman do not have any executive officers and CCCP IV and CCC Co-Investment do not have any directors and executive officers.

Name	Business Address	Principal Occupation	Citizenship
Zhang, Yichen	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Chairman (from January 2013 to present), chief executive officer (from August 2013 to present) and director (from May 2002 to present) of CITIC Capital Holdings Limited; and director of CITIC Capital Partners Limited (from January 2003 to present)	Hong Kong

Matsukawa, Rikizo	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Managing director of CITIC Capital Holdings Limited (from April 2008 to present); director of CCP IV GP Ltd. (from March 2018 to present); director of CC (2019B) GP Ltd. (from September 2019 to present); and director of 2019B Cayman Limited (from February 2019 to present)	Japan

Chew, Boon Lian	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Senior managing director of CITIC Capital Holdings Limited (from July 2003 to present); managing partner of CITIC Capital Partners Limited (from April 2017 to present); and director of CCP IV GP Ltd. (from March 2018 to October 2018)	Singapore

Fung Yee Man, Annie	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Chief operating officer and senior managing director of CITIC Capital Holdings Limited (from October 2012 to present)	Britain

Chan, Kai Kong	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Chief financial officer and senior managing director of CITIC Capital Holdings Limited (from January 2005 to present); director of CITIC Capital Partners Limited (from July 2005 to present); director of CCP IV GP Ltd. (from October 2018 to present); director of CC (2019B) GP Ltd. (from September 2019 to present); and director of 2019B Cayman Limited (from February 2019 to present)	Singapore

Zhang, Haitao	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Director of CITIC Capital Holdings Limited (from August 2004 to present); and vice chairman, president and head of asset management of CITIC Capital Holdings Limited (from April 2017 to present)	China

Al-Kuwari, Abdulla Ali MA	CITIC Capital Holdings Limited 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Qatar Investment Authority 5th Floor, Q-Tel Tower, Diplomatic St, PO Box 23224, Doha, Qatar	Director of CITIC Capital Holdings Limited (from July 2018 to present); and principal of Qatar Investment Authority (from October 2010 to present)	Qatar

Chen, I-hsuan	CITIC Capital Holdings Limited 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Fubon Life Insurance Co., Ltd. 9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.	Director of CITIC Capital Holdings Limited (from June 2015 to present); and senior assistant vice present of Fubon Life Insurance Co., Ltd. (from November 2014 to present)	Taiwan

Mitchell, James Gordon	CITIC Capital Holdings Limited 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Tencent Holdings Ltd. 29F, Three Pacific Place, Wanchai, Hong Kong	Director of CITIC Capital Holdings Limited (from November 2014 to present); and chief strategy officer and senior executive vice president of Tencent Holdings Ltd. (from August 2011 to present)	Britain

Lin, Yun-Ku	CITIC Capital Holdings Limited 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Fubon Life Insurance Co., Ltd. 9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.	Director of CITIC Capital Holdings Limited (from March 2016 to present); senior vice president of Fubon Life Insurance Co., Ltd. (from September 2019 to present); and president of Fubon Financial Holdings Venture Capital Corp. (from July 2015 to August 2019)	Taiwan

Al-Sowaidi, Mohammed Saif SS	CITIC Capital Holdings Limited 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Qatar Investment Authority 9 West 57th Street, 34th Floor, New York, NY 10019, USA	Director of CITIC Capital Holdings Limited (from July 2012 to present); and head (New York) of Qatar Investment Authority (from March 2010 to present)	Qatar

Cheung, Miu	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Senior managing director and managing partner of structured investment and finance of CITIC Capital Holdings Limited (from May 2000 to present)	Australia

Ching, Hiu Yuen	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Senior managing director and managing partner of real estate of CITIC Capital Holdings Limited (from May 2000 to present)	Hong Kong

Allegaert, Hans Omer	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Executive director of CITIC Capital Partners Ltd (from March 2014 to present); director of CCP IV GP Ltd. (from October 2018 to present); director of CC (2019B) GP Ltd. (from

September 2019 to present); and director of 2019B Cayman Limited (from February 2019 to present)

Belgium

Xu, Zhichao

CITIC Capital Holdings Limited
28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

China Trust Protection Fund Co., Ltd.

20-23/F, Building 5, No. 1 Courtyard, Yuetan South Street, Xicheng District, Beijing

		Vice chairman, head of special situations and president of CITIC Capital (Ningbo) Investment Management of CITIC Capital Holdings Limited (from June 2017 to present); and chairman of China Trust Protection Fund Co., Ltd. (from January 2015 to June 2017)	China

Xin, Yuesheng	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	Senior managing director of CITIC Capital Holdings Limited (from August 2002 to present); and management partner of CITIC Capital Partners Limited (from November 2004 to present)	China

Zhan, Weibiao

CITIC Capital Holdings Limited
28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Tencent Investment

11/F, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, People’s Republic of China

		Director of CITIC Capital Holdings Limited (from November 2019 to present); and managing director of Tencent Investment (from May 2003 to present)	China

During the past five years, none of CCCP IV, CCC Co-Investment, 2019B Cayman, CCP IV GP, CCC Co-Investment GP, CCPL and CCHL and, to the best of the knowledge of the CITIC Filing Persons, any of the persons listed in this “3. The Directors and Executive Officers of the CITIC Filing Persons” above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

4.            The Directors and Executive Officers of the Parfield Filing Persons

Each of Parfield and Amplewood is a British Virgin Islands company. Chan is the sole shareholder and sole director of each of Parfield and Amplewood. Chan is a Canadian citizen residing in Hong Kong. The principal business address and telephone number of Parfield, Amplewood and Chan is Unit No. 21E, 21st Floor, United Centre, 95 Queensway, Admiralty, Hong Kong and +852 2122 8902. The principal occupation of Chan is as a director of Huacomm Telecommunication Engineering (HK) Ltd. and he has been in such occupation since 1996.

During the past five years, none of Parfield, Amplewood and Chan has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

5.            The Directors and Executive Officers of the Hillhouse Filing Persons

HH China Bio Holdings is a Cayman Islands limited liability company that is owned by Gaoling Fund, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Gaoling”), and YHG Investment, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“YHG”). HCA, an exempted company with limited liability incorporated under the laws of the Cayman Islands, acts as the sole management company of Gaoling and the sole general partner of YHG. HH China Bio Holdings was formed for the purpose of holding investments. The principal business of Gaoling and YHG is investment activities and the principal business of HCA is investment management. The registered office and telephone number for HH China Bio Holdings is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 31106, Cayman Islands KY1-1205, +852 2179 1988. The registered office and telephone number for each of Gaoling and YHG is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands KY1 9008, +852 2179 1988. The business address and telephone number for HCA is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, +852 2179 1988.

Mr. Jun Shen (“Mr. Shen”) and Mr. Colm O’Connell (“Mr. O’Connell”) are the directors of HCA. Mr. Shen and Mr. O’Connell are directors and employees of HCA and have held these positions for the past five years. Richard Adam Hornung (“Mr. Hornung”) serves as General Counsel and Chief Compliance Officer of HCA and has held these positions for the past five years. The business address for Mr. Shen and Mr. Hornung is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. Mr. O’Connell’s business address is 50 Raffles Place, #34-02A, Singapore Land Tower, Singapore, 048623.

Gaoling and YHG are the managing members of HH China Bio Holdings. As of the date of this Schedule 13E-3, HH China Bio Holdings does not have any executive officers.

HH Sum is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly-owned by Hillhouse Fund IV, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“HH Fund IV”). HCM, an exempted company with limited liability incorporated under the laws of the Cayman Islands, acts as the sole management company of HH Fund IV. HH Sum was formed for the purpose of holding investments. The principal business of HH Fund IV is investment activities and the principal business of HCM is investment management. The registered office and telephone number for HH Sum is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 31106, Cayman Islands KY1-1205, +852 2179 1988. The registered office and telephone number for HH Fund IV is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands KY1 9008, +852 2179 1988. The business address and telephone number for HCM is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, +852 2179 1988.

Mr. Shen and Mr. O’Connell are the directors of HCM. Mr. Hornung serves as General Counsel and Chief Compliance Officer of HCM.

Mr. O’Connell is the sole director of HH Sum.

During the last five years, none of HCA, HCM, Gaoling, YHG, HH Fund IV, HH China Bio Holdings, HH Sum or any of the persons listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

6.            The Directors and Executive Officers of the Management Filing Persons

Each of Biomedical Treasure, Biomedical Future, Biomedical Development, TB MGMT, TB Executives and TB Innovation is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Mr. Chow is a citizen of United States. Mr. Chow ultimately controls each of Biomedical Treasure, Biomedical Future, Biomedical Development, TB MGMT, TB Executives and TB Innovation.

The address of the principal business and telephone number of each of the Management Filing Persons is 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China and +86 10 6598 3000.

The principal business of each of Biomedical Treasure, Biomedical Future, Biomedical Development, TB MGMT, TB Executives and TB Innovation is investment holding. Mr. Chow is the chairman and chief executive officer of the Company.

Mr. Chow is the sole director of each of Biomedical Treasure, Biomedical Future, Biomedical Development, TB MGMT, TB Executives and TB Innovation. Mr. Chow has held these positions since the incorporation of each of Biomedical Treasure, Biomedical Future, Biomedical Development, TB MGMT, TB Executives and TB Innovation in 2020. The business address for Mr. Chow is 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China.

During the past five years, none of Biomedical Treasure, Biomedical Future, Biomedical Development, TB MGMT, TB Executives, TB Innovation, Mr. Chow or any of the persons listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.